2002 SCOTIABANK ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

32	2002 SCOTIABANK ANNUAL REPORT

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, business financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this annual report, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with the securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, can make timely decisions regarding such information. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Bank’s disclosure controls or internal controls will prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

To the best of management’s knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, subsequent to the date that the Chief Executive Officer and the Chief Financial Officer completed their evaluation in connection with this annual report.

2002 SCOTIABANK ANNUAL REPORT	33

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain. The following is a discussion of those policies.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s estimate of the probable losses inherent in the portfolio of deposits with banks, loan substitute securities, assets purchased under resale agreements, loans, acceptances, and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to determine the adequacy of the allowance for credit losses. This determination involves estimates and judgments at many levels, including identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes in these estimates, or using different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans and certain personal loans, are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience of the portfolio.

     The general allowance is intended to estimate probable losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general provision, including risk rating migrations, the volatility of default probabilities, loss severity in the event of default, and exposure at default. Management considers observable data, such as economic trends and business conditions, portfolio concentrations, and recent trends in volumes and severity of delinquencies, in forming a judgment as to the quantum of any adjustments required to the general provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most of these financial instruments are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the fair value recorded.

OTHER THAN TEMPORARY IMPAIRMENT OF INVESTMENT SECURITIES

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the market value of a security has been below its carrying value, prospects for recovery in market value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as its plans and actions for the security.

     If different judgments and estimates were used, the determination of which securities have suffered an other-than-temporary impairment and the amount of any associated impairment charge could differ from the amounts actually recorded.

34	2002 SCOTIABANK ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2002

		Excluding charges
(As at and for the years ended October 31)	As reported	for Argentina(1)	2001	2000	1999(2)	1998

OPERATING RESULTS ($ millions)
Total revenue (TEB)(3)	10,885	10,988	10,501	9,058	8,018	7,364
Provision for credit losses	2,029	1,575	1,425	765	635	595
Non-interest expenses	5,974	5,737	5,662	5,119	4,756	4,446
Income taxes (TEB)	869	1,123	1,106	1,184	1,030	891
Net income	1,797	2,337	2,169	1,926	1,551	1,394
Preferred dividends	105	105	108	108	108	97
Net income available to common shareholders	1,692	2,232	2,061	1,818	1,443	1,297

OPERATING MEASURES (%)
Return on equity	13.0	16.6	17.3	17.6	15.3	15.3
Productivity ratio	54.9	52.2	53.9	56.5	59.3	60.4
Net interest margin (TEB)	2.34	—	2.37	2.26	2.11	2.11

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash and securities	76,467	—	73,444	60,130	51,084	52,400
Loans and acceptances	194,070	—	184,733	175,710	155,022	159,370
Total assets	296,380	—	284,425	253,171	222,691	233,588
Deposits	195,618	—	186,195	173,900	156,618	166,360
Subordinated debentures	3,878	—	5,344	5,370	5,374	5,482
Preferred shares	1,275	—	1,775	1,775	1,775	1,775
Common shareholders’ equity	13,502	—	12,833	11,200	9,631	9,039
Assets under administration ($ billions)	140.5	—	148.1	154.9	141.4	117.4
Assets under management ($ billions)	18.8	—	19.1	18.8	16.2	13.5

BALANCE SHEET MEASURES (%)
Tier 1 capital ratio	9.9	—	9.3	8.6	8.1	7.2
Total capital ratio	12.7	—	13.0	12.2	11.9	10.6
Common equity to risk-weighted assets	8.6	—	8.1	7.3	6.9	6.0
Net impaired loans as a % of loans and acceptances(4)	0.32	—	0.14	(0.03)	(0.10)	0.26
Specific provision for credit losses as a % of average loans and acceptances	1.05	0.82	0.68	0.46	0.31	0.34

COMMON SHARE INFORMATION
Per share ($) Basic earnings	3.36	4.43	4.12	3.67	2.93	2.64
Diluted earnings	3.30	4.35	4.05	3.63	2.90	2.61
Dividends	1.45	—	1.24	1.00	0.87	0.80
Book value	26.78	—	25.47	22.49	19.49	18.37
Share price ($)
High	56.19	—	50.50	45.65	36.90	44.70
Low	42.02	—	37.30	26.05	28.60	22.80
Close	45.88	—	43.85	43.50	33.60	32.20
Shares outstanding (thousands)
Average — Basic	504,340	—	500,619	495,472	493,136	490,914
Average — Diluted	512,752	—	508,995	501,253	498,090	496,697
End of period	504,122	—	503,795	497,965	494,252	492,089
Market capitalization ($ millions)	23,129	—	22,091	21,661	16,607	15,845

VALUATION MEASURES
Dividend yield (%)	3.0	—	2.8	2.8	2.7	2.4
Dividend payout ratio (%)	43.2	32.8	30.1	27.3	29.7	30.3
Market value to book value multiple	1.7	—	1.7	1.9	1.7	1.8
Price to earnings multiple (trailing 4 quarters)	13.7	10.4	10.6	11.9	11.5	12.2

(1)	The Bank’s results for 2002 include charges of $540 million (after tax) to account for the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. Management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies. Refer to Table 24 on page 74.
(2)	Refer to footnote 1 on page 120.
(3)	Taxable equivalent basis. Refer to Glossary on page 124 for definition.
(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

2002 SCOTIABANK ANNUAL REPORT	35

Underlying earnings strength

Scotiabank reported net income of $1,797 million in 2002, down 17% from last year. However, excluding the after-tax charges of $540 million(1) related to Argentina, underlying earnings were $2,337 million, up 8% year over year.

     Return on equity was 13.0% in 2002. Excluding the charges for Argentina, our return on equity, at 16.6%, was at the high end of our target ROE range of 15% to 17%.

     We continue to strengthen our capital base through earnings retention. After payment of dividends, we generated $587 million of capital internally in 2002, and more than $5 billion over the past five years.

(1)	Refer to Table 24 on page 74 for details of these charges.

Another dividend increase in 2002

2002 marked our 11th consecutive year of dividend growth. Dividends per share rose to $1.45 in 2002, a 17% increase over the prior year. This continues nearly four decades of annual dividend increases, reflecting the underlying growth and strength of our earnings. The steady growth in dividends is a major contributor to the high long-term returns generated for shareholders.

Excellent long-term returns for shareholders

Return to common shareholders for the year (which includes both dividends and appreciation in the price of the Bank’s common shares) was 7.8%, well above the S&P/TSX Composite Index, which declined 8%.

     The compound annualized return to common shareholders over the past five years was 11.1%, well above the S&P/TSX Banks Total Return Index. The 10-year return was even stronger at 18.3%, buoyed by the 1997 annual return of 51%. We continue to significantly outperform the S&P/TSX Composite Index.

For the financial years (%)	2002	2001	2000	1999	1998

Annual return	7.8	3.7	33.3	7.1	6.1
Five-year return (annualized)	11.1	18.9	28.4	23.6	21.7

36	2002 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE

Total Revenue

Our total revenue — net interest income and other income — showed modest growth of 3.7% this year, and a 10.9% annual growth rate over the past five years.

Net Interest Income

Net interest income on a taxable equivalent basis was $6,943 million in 2002, up $513 million or 8% from 2001, as average assets increased 9%, partly offset by a slightly lower margin.

     The Bank’s net interest margin (net interest income as a percentage of average assets) was 2.34% in 2002, a marginal decrease from 2.37% the previous year. The Canadian currency margin narrowed year over year, while the foreign currency margin widened.

     Canadian currency net interest income was $3,527 million, up $133 million or 4% year over year, as volume growth of 8% more than offset a nine basis point contraction of the margin. The latter was the result of the asset-sensitive positioning of interest rate gap exposures for the second half of the year, and a lower spread between floating rate assets and non-rate-sensitive deposits.

     Foreign currency net interest income was $3,416 million, an increase of $379 million or 12%, arising from the full-year contribution of Grupo Financiero Scotiabank Inverlat (versus three quarters in 2001), higher U.S. funding margins and an increase in average asset volumes.

OUTLOOK

An increase in Canadian currency net interest income is expected in the coming year, mainly from growth in business volumes. However, foreign currency net interest income is expected to decline because of lower U.S. funding margins and the disposition of the operations of Scotiabank Quilmes.

Assets and Liabilities

Scotiabank had the second-highest asset base of the Canadian banks, with assets of $296 billion as at October 31, up 4% over last year.

ASSETS

Average loans and acceptances (excluding resale agreements) were $159 billion, an increase of 3% from the prior year. Asset growth of $4.9 billion was concentrated in residential mortgages and personal lending, as business lending volumes declined year over year.

     Adjusted for securitizations, the underlying growth in retail lending in Canada was 9%. Residential mortgage volumes increased a substantial 10%, as the Save Now, Save Later and Ultimate Variable Rate mortgages were very popular with our customers. The Bank’s mortgage market share increased 25 basis points year over year. ScotiaLine VISA volumes grew substantially for the third consecutive year and credit card market share continued to reach record levels, growing by more than 450 basis points since the launch of this product.

     Our International personal and business loans rose 8% from 2001. Personal lending in the Caribbean grew by 11%. Scotiabank Inverlat reported strong growth in both personal and commercial lending, accompanied by growth in market share. In Scotia Capital, while volumes rose slightly in Europe, they were down in the U.S. and Canada due to more selective lending.

     Average other earning assets (excluding lending business) rose by $15 billion or 16%, of which $5 billion related to the full-year impact of the consolidation of Inverlat. These assets include securities, funds on deposits with other banks (used primarily to maintain liquidity) and resale agreements. The majority of the growth arose from securities, which increased $10 billion or 20% year over year.

2002 SCOTIABANK ANNUAL REPORT	37

Table 1 Average balance sheet and interest margin(1)

	2002		2001

Taxable equivalent basis	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Interest-bearing deposits with banks	$17.3	3.31%	$16.9	5.16%
Securities	59.8	5.61	49.7	6.63
Loans:
Residential mortgages	54.8	6.29	50.7	6.97
Personal and credit cards	21.2	8.54	18.4	10.05
Business and governments	74.7	5.86	74.9	8.20
Assets purchased under resale agreements	32.4	3.31	27.6	5.51

	183.1	5.85	171.6	7.60

Total earning assets	260.2	5.63	238.2	7.23
Customers’ liability under acceptances	8.6	—	10.3	—
Other assets	28.1	—	23.3	—

Total assets	$296.9	4.93%	$271.8	6.33%

Liabilities and shareholders’ equity
Deposits:
Personal	$75.2	3.27%	$72.7	4.54%
Business and governments	91.5	2.60	79.7	4.55
Banks	27.2	2.50	27.4	4.77

	193.9	2.85	179.8	4.58

Obligations related to assets sold under repurchase agreements	34.7	3.78	29.7	5.62
Subordinated debentures	4.7	4.37	5.3	5.68
Other interest-bearing liabilities	14.7	4.49	11.8	4.91

Total interest-bearing liabilities	248.0	3.10	226.6	4.76
Other liabilities including acceptances	34.1	—	31.5	—
Shareholders’ equity	14.8	—	13.7	—

Total liabilities and equity	$296.9	2.59%	$271.8	3.96%

Net interest margin		2.34%		2.37%

(1)	Average of daily balances.

Table 2 Volume/rate analysis of changes in net interest income

	2002 versus 2001			2001 versus 2000
	Increase (decrease) due to change in:			Increase (decrease) due to change in:

Taxable equivalent basis	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net Interest Income Assets	$1,232	$(3,809)	$(2,577)	$2,101	$(413)	$1,688
Liabilities and shareholders’ equity	(647)	3,737	3,090	(1,316)	665	(651)

Total	$585	$(72)	$513	$785	$252	$1,037

38	2002 SCOTIABANK ANNUAL REPORT

LIABILITIES

The Bank’s total average deposits were $194 billion in 2002, an increase of 8% from last year, of which $4 billion related to the full-year impact of Inverlat and growth in market share of 70 basis points in Mexico.

     Canadian currency personal deposits grew by 3% from last year, notwithstanding a 14% growth in mutual fund balances. The introduction of our Money Master High Interest Savings Account, which offers the highest savings account rate among the major banks, has been very well received by our customers.

     The Bank continued to be successful in increasing current account deposits, as growth of 13% represented the eighth consecutive year of double-digit growth.

OUTLOOK

Asset and deposit growth is expected in 2003 in Canada and in our international operations. Actions to improve profitability are expected to constrain lending volumes in Scotia Capital.

Other Income

Other income was $3,942 million in 2002, a reduction of $129 million or 3% from last year. Adjusting for the impact of the sale of the operations of Scotiabank Quilmes, and the full-year impact of the contribution of Scotiabank Inverlat, underlying other income was close to last year’s level.

     Fees from deposit, payment and card services of $836 million rose by 8% year over year, mainly in credit card-related revenues, which grew by $69 million or 33%. There was substantial growth from Scotiabank Inverlat and the Caribbean, and also from the maturity of certain credit card securitizations in Canada. Deposit service fees in Canada grew by 4% year over year, offset by lower fees from Scotiabank Quilmes.

     Revenues from investment, brokerage and trust services increased by 1%. Retail brokerage fees fell 4% year over year following a market-led decline in customer trading activity, partly offset by the impact of the Charles Schwab Canada acquisition. Customer usage of electronic trading continued to rise, although the average commission per trade was lower. Mutual fund fees grew by 8%, with increased consumer acceptance in Mexico and market share gains in Canada. This was the third consecutive year of growth in mutual fund fees.

     Credit fees grew $31 million year over year, primarily in letter of credit and guarantee fees and standby loan fees.

     Investment banking revenues, at $1,031 million, were only $14 million below the record level of last year. Record income was earned from underwriting, as well as from derivatives and foreign exchange activities.

     Net gains on investment securities fell by $38 million to $179 million in 2002. The Bank took advantage of falling interest rates to realize record bond gains during the year. There were minimal net gains in other securities, as realized gains were offset by substantial writedowns of equity and merchant banking investments.

     Securitization revenues were below those of last year, following the maturity of certain credit card and mortgage securitizations. This reduction in revenues was offset by increased earnings from credit cards and higher interest income.

     The remaining categories of other income fell by $123 million year over year, with several one-time items this year and last year. 2002 revenues included $99 million from the sale of the Bank’s merchant acquirer and smart card point-of-sale business (2001 — $65 million from the sale of the corporate trust business and $27 million from the sale of branches to Laurentian Bank), $31 million of interest on tax refunds related to prior year tax claims (2001 — $82 million), and a charge of $87 million related to Argentina.

OUTLOOK

Other income in 2002 was affected by the sale of the Bank’s merchant acquirer business, interest on tax refunds, investment securities gains and events in Argentina. Excluding these items, other income is expected to grow in 2003.

2002 SCOTIABANK ANNUAL REPORT	39

Table 3   Other income

								2002
								versus
For the fiscal years ($ millions)	2002		2001	2000		1999	1998	2001

Deposit, payment and card services
Deposit services	$445		$456	$433		$402	$372	(2)%
Card revenues	280		211	116		133	184	33
Other payment services	111		105	75		67	63	6

	836		772	624		602	619	8

Investment, brokerage and trust
Retail brokerage	304		317	389		273	286	(4)
Mutual funds	174		161	131		115	117	8
Investment management and custody	32		33	85		97	86	(2)
Personal and corporate trust	137		127	128		119	107	7

	647		638	733		604	596	1

Credit fees
Commitment and other credit fees	540		504	512		438	397	7
Acceptance fees	131		136	120		105	75	(4)

	671		640	632		543	472	5

Investment banking
Underwriting fees and other commissions	405		352	278		268	287	15
Trading revenue	439		447	326		291	100	(2)
Foreign exchange and other	187	(1)	246	152		147	125	(24)

	1,031		1,045	756		706	512	(1)

Net gain on investment securities	179	(1)	217	358	(2)	343	322	(18)
Securitization revenues	162		220	206		155	38	(26)
Other	317	(1)	447	274		230	274	(29)

Total before the undernoted	3,843		3,979	3,583		3,183	2,833	(3)
Gains on sale of businesses	99		92	82	(2)	—	25	8

Total other income	$3,942		$4,071	$3,665		$3,183	$2,858	(3)%

Percentage increase (decrease) over previous year	(3)%		11%	15%		11%	7%

(1)	The following items related to Argentine charges – Foreign exchange and other included in a gain of $4, Net gain on investment securities included a charge of $20 and Other included a charge of $87. Refer to Table 24 on page 74.
(2)	The pre-tax gain of $21 on sale of the Bank’s investment in Solidbank is included in Gains on sale of businesses, whereas in the Consolidated Statement of Income, it is reported in the Net gain on investment securities.

Table 4   Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2002	2001	2000	1999	1998

Reported in other income
Securities trading	$(36)	$92	$108	$67	$(48)
Foreign exchange and precious metals trading	257	216	148	150	77
Derivative and other trading	218	139	70	74	71

	439	447	326	291	100
Reported in net interest income	337	190	126	85	58

Total trading revenue	$776	$637	$452	$376	$158

% of total revenues (net interest income plus other income)	7.1%	6.1%	5.0%	4.7%	2.1%

40	2002 SCOTIABANK ANNUAL REPORT

Non-interest Expenses and Productivity

We continue to maintain tight control over expenses.

     Non-interest expenses totalled $5,974 million in 2002, an increase of $312 million or 6% from last year. This included $293 million due to the inclusion of Scotiabank Inverlat for a full year, and a loss of $237 million on the sale of the operations of Scotiabank Quilmes. Partially offsetting this, operating expenses in Scotia-bank Quilmes were $158 million lower this year as a result of the devaluation of the Argentine peso and the disposition of operations in September. As well, the Bank recognized expense recoveries of $66 million upon the settlement of prior period claims for tax credits. Adjusting for these items, underlying operating expenses were virtually flat year over year.

     Salaries and staff benefits were $3,344 million, up $124 million or 4% from last year. Much of this growth was due to the inclusion of Scotiabank Inverlat for a full year, partially offset by lower costs for Scotiabank Quilmes. Excluding these, remuneration and benefit costs increased 2% from 2001. This arose from modest growth in the Bank’s normal merit program and higher pension costs, partly offset by lower performance- and stock-based compensation, and the impact of outsourcing initiatives.

     Premises and technology costs increased $50 million or 4% to $1,183 million, mostly from technology-related spending. A substantial portion of this growth was related to the base fees paid to IBM for outsourced technology services. These higher fees were more than offset by lower expenses in other categories. In addition, IBM is providing new services, enabling the Bank to deliver more offerings to customers.

     Communications and marketing and Other expenses declined 8% in 2002. Adjusting for the impact of Scotiabank Inverlat, Scotiabank Quilmes, and the tax-related expense recoveries, expenses were still 8% below last year’s levels, due to lower capital taxes and decreases in several other expense categories.

     A generally accepted measure of efficiency in the banking industry is the productivity ratio, which represents the non-interest expenses incurred to earn a dollar of revenue; the lower the ratio, the better the efficiency. Scotiabank’s productivity ratio, at 54.9% in 2002, continues to lead the industry in Canada.

OUTLOOK

     A moderate rise in underlying operating expenses is expected in 2003, in line with business growth and inflation. Selective investments in new products and systems will be balanced with cost containment initiatives. We expect the productivity ratio to remain below the target of 58%.

Taxes

     The Bank is subject to a variety of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes. Taxes incurred by the Bank in 2002 totaled $1.3 billion (taxable equivalent basis), a reduction of $273 million from the prior year.

     The overall reduction in taxes occurred primarily in the provision for income taxes. The effective income tax rate declined from 27.5% in 2001 to 23.0% in 2002, due primarily to a 2.7% reduction in the Canadian federal and provincial tax rates and higher tax-exempt dividend income.

     Indirect taxes totaled $431 million in 2002, a reduction of $36 million year over year. This was largely due to lower capital taxes in subsidiaries, the elimination of capital taxes in Alberta, and a lower capital base following the redemption of certain debentures and preferred shares during the year.

     Total government levies and taxes of $1.3 billion represented approximately 39% of our pre-tax income.

OUTLOOK

     The effective tax rate is expected to decline modestly, in line with the anticipated reduction in Canadian tax rates.

2002 SCOTIABANK ANNUAL REPORT	41

Table 5   Non-interest expenses and productivity

						2002
						versus
For the fiscal years ($ millions)	2002	2001	2000	1999	1998	2001

Salaries and staff benefits
Salaries	$2,925	$2,856	$2,594	$2,297	$2,193	2%
Pension and other staff benefits	419	364	350	330	308	15

	3,344	3,220	2,944	2,627	2,501	4

Premises and technology
Net premises rent	192	200	179	187	172	(4)
Premises repairs and maintenance	53	49	39	39	40	8
Property taxes	57	59	55	61	55	(4)
Computer equipment, software and data processing	456	404	309	328	329	13
Depreciation	243	243	267	254	225	—
Other premises costs	182	178	146	138	137	2

	1,183	1,133	995	1,007	958	4

Communications and marketing
Advertising and promotion	105	118	90	87	72	(11)
Telecommunications	74	75	62	66	57	(1)
Travel and business development	103	99	86	79	81	3
Stationery, postage and courier	207	210	190	175	156	(2)

	489	502	428	407	366	(3)

Other
Capital taxes	50	87	93	91	97	(42)
Business taxes and deposit insurance	118	121	83	115	141	(2)
Employee training	42	43	34	28	31	(2)
Amortization of goodwill and other intangibles	28	52	28	23	23	(45)
Other	483	504	548	478	329	(5)

	721	807	786	735	621	(11)

Total before the undernoted	5,737	5,662	5,153	4,776	4,446	1
Loss on disposal of subsidiary operations(1)	237	—	—	—	—	n/a
Restructuring provision – acquisitions	—	—	(34)	(20)	—	—

Total non-interest expenses	$5,974	$5,662	$5,119	$4,756	$4,446	6%

Productivity ratio	54.9%	53.9%	56.5%	59.3%	60.4%

(1)	Refer to Table 24 on page 74.

Table 6   Income and other taxes

							2002
							versus
For the fiscal years ($ millions)	2002		2001	2000	1999	1998	2001

Income taxes
Provision for income taxes	$601	(1)	$876	$990	$867	$762	(31)%
Taxable equivalent adjustment	268		230	194	163	129	16

Taxable equivalent provision	869		1,106	1,184	1,030	891	(21)

Other taxes
Payroll taxes	149		149	146	143	133	—
Property taxes	57		59	55	61	55	(4)
Capital taxes	50		87	93	91	97	(42)
Business taxes and deposit insurance	118		121	83	115	141	(2)
Goods and services tax	57		51	52	52	54	11

Total other taxes	431		467	429	462	480	(8)

Total taxes(2)	$1,300		$1,573	$1,613	$1,492	$1,371	(17)%

(1)	Provision for income tax included a recovery of $254 related to Argentine charges. Refer to Table 24 on page 74.
(2)	Comprised of $818 of Canadian taxes (2001 — $1,043; 2000 — $1,175; 1999 — $1,017; 1998 — $940) and $482 of foreign taxes (2001 — $530; 2000 — $438; 1999 — $475; 1998 — $431).

42	2002 SCOTIABANK ANNUAL REPORT

Credit Quality

IMPAIRED LOANS

Net impaired loans were $620 million as at October 31, 2002, an increase of $361 million from a year ago. This increase arose entirely from the U.S. portfolio, reflecting difficult credit conditions, particularly in telecommunications and, more recently, in the power and energy trading sector.

     As shown in Table 7 at the right, net impaired loans as a percentage of loans and acceptances were 0.32% at October 31, 2002, compared to 0.14% last year.

     In Domestic Banking in Canada, the retail loan portfolio remained in excellent condition throughout the year. The commercial business loan portfolio improved during the year, as gross impaired loans fell by $107 million to $225 million.

     In International Banking, gross impaired loans decreased by $663 million to $1,572 million. Of this decline, $592 million was in Latin America, reflecting a lower level of problem loans in Mexico and a decrease in impaired loans as a result of the sale of our operations in Argentina. Impaired loans rose slightly in the Caribbean, reflecting growth in the lending portfolio, but fell substantially in Asia as a result of improved credit conditions.

     In Scotia Capital, credit conditions remained weak throughout the year in the U.S. portfolio, particularly in the telecommunications sector and, more recently, in the power and energy trading sector. As a result, U.S. gross impaired loans increased by $408 million to $1,688 million.

SPECIFIC PROVISION FOR CREDIT LOSSES

In 2002, the specific provision for credit losses rose to $2,029 million from $1,250 million last year. This year’s provision included $454 million related to the Bank’s exposure to Argentina. Excluding this, the specific provision was $1,575 million.

     Domestic Banking provisions were $282 million compared to $283 million last year, as credit quality remained in excellent condition in the domestic retail portfolio and stable in commercial lending.

     In International Banking, apart from Argentina, credit quality improved across all the regions during the year, with the provision declining to $69 million from $250 million in 2001.

     In Scotia Capital, the specific provision rose by $493 million over the prior year to $1,247 million in 2002. This increase was entirely in the U.S. portfolio, with the elevated level of provisioning reflecting the increase in impaired loans in the telecommunications and power and energy trading sectors. As well, like many other financial institutions, the Bank was affected by the well-publicized financial irregularities of several U.S. borrowers.

GENERAL ALLOWANCE

The general allowance for credit losses remained unchanged during 2002 at $1,475 million or 0.89% of risk-weighted assets.

OUTLOOK

During 2003, the Bank expects the overall level of specific provisions to drop significantly with the reduction in the Bank’s exposure to Argentina. Conditions within certain sectors of Scotia Capital’s U.S. portfolio are expected to remain difficult. In particular, the power and energy trading sector will be marked by continuing uncertainty. However, on balance, excluding Argentina, the Bank’s credit losses in 2003 are expected to drop moderately from 2002 levels.

2002 SCOTIABANK ANNUAL REPORT	43

Table 7   Impaired loans by business line(1)

	2002

	Allowance
	for credit
As at October 31 ($ millions)	Net	losses(2)	Gross	2001	2000	1999	1998

Domestic
Retail	$99	$(188)	$287	$258	$270	$332	$356
Commercial	106	(119)	225	332	343	396	534

	205	(307)	512	590	613	728	890

International(2)
Latin America	223	(772)	995	1,587	432	248	239
Caribbean	200	(129)	329	283	261	229	215
Asia	79	(85)	164	302	341	285	287
Europe	55	(29)	84	63	66	55	35

	557	(1,015)	1,572	2,235	1,100	817	776

Scotia Capital Canada	74	(53)	127	203	111	127	247
United States	1,225	(463)	1,688	1,280	865	694	361
Other	34	(79)	113	156	76	39	42

	1,333	(595)	1,928	1,639	1,052	860	650

Gross impaired loans			4,012	4,464	2,765	2,405	2,316
Allowance for credit losses
— specific and country risk(2)		(1,917)		(2,730)	(1,526)	(1,261)	(1,295)

	2,095			1,734	1,239	1,144	1,021
Allowance for credit losses
— general	(1,475)	(1,475)		(1,475)	(1,300)	(1,300)	(600)

Net impaired loans after general allowance	$620			$259	$(61)	$(156)	$421

Net impaired loans as a % of loans and acceptances	0.32%			0.14%	(0.03)%	(0.10)%	0.26%
Allowance for credit losses as a % of gross impaired loans		85%		94%	102%	107%	82%

(1)	Interest recorded as income on impaired loans was $38 (2001 — $55; 2000 — $62; 1999 — $28; 1998 — $29). This amount related to the international portfolios.
(2)	Includes designated emerging market gross impaired loans and offsetting country risk provision of $25 at October 31, 2002 (2001 — $25; 2000 — $24; 1999 — $25; 1998 — $25).

Table 8   Provisions for credit losses

For the fiscal years ($ millions)	2002		2001	2000	1999		1998

Specific provisions for credit losses Net specific provisions	$2,198		$1,373	$878	$623		$552
Recoveries	(169)		(123)	(113)	(138)		(57)

Net specific provisions for credit losses	2,029	(1)	1,250	765	485		495
General provision	—		175	—	150	(2)	100

Total net provisions for credit losses	$2,029		$1,425	$765	$635		$595

(1)	Excluding provision for credit losses related to Argentina, net specific provisions were $1,575 in 2002.
(2)	Refer to footnote (1) on page 120.

44	2002 SCOTIABANK ANNUAL REPORT

Capital Management

Scotiabank’s capital base continued to grow in 2002 and, at year end, our capital ratios remained among the strongest of the major Canadian banks. The strong capital base fosters confidence in the Bank by contributing to its ongoing safety, supporting its high credit ratings and ensuring that it can take advantage of potential growth opportunities as they arise. Scotiabank has successfully balanced these demands while generating excellent returns for shareholders.

     The capital management process considers expected changes in balance sheet and risk-weighted assets, capital mix (Tier 1 versus Tier 2), leverage, future investment plans and the need to earn a good return for shareholders.

THE COMPONENTS OF CAPITAL

Capital adequacy standards for Canadian banks are set by the Office of the Superintendent of Financial Institutions (OSFI), and are consistent with international standards. Bank regulatory capital has two parts:

•	Tier 1 capital, which consists primarily of common shareholders’ equity, non-cumulative preferred shares and trust securities; and

•	Tier 2 capital, which consists mainly of subordinated debentures and a portion of the general allowance.

Tier 1 capital, which is more permanent, is the principal focus of markets and regulators.

CAPITAL RATIOS

Capital ratios are the primary indicator of the adequacy of the Bank’s capital levels. These ratios are calculated by dividing each of the components of regulatory capital by risk-weighted assets. Close attention is paid to levels of both risk-weighted assets and the capital base.

     Scotiabank’s Tier 1 ratio strengthened substantially from the previous year, by 60 basis points, to 9.9% as at October 31, 2002, notwithstanding the charges relating to Argentina. The total capital ratio, at 12.7%, was 30 basis points lower than last year due to the redemption of debentures. Both ratios remained among the highest of the major Canadian banks.

     Scotiabank’s strong capital ratios resulted from maintaining high absolute capital levels and limiting the growth in risk-weighted assets, primarily in the corporate loan portfolio.

TIER 1 CAPITAL

Tier 1 capital grew by $1.1 billion during the year to $16.4 billion:

•	Retained earnings rose by $587 million. Earnings net of dividends of $960 million were reduced by the premium paid on the purchase of common shares under a normal course issuer bid ($154 million), unrealized foreign exchange losses ($137 million) and the effect of the adoption of new accounting standards ($76 million).

•	The non-controlling interest in subsidiaries increased due to the issuance of $750 million in Scotiabank Trust Securities (BaTS II), and higher retained earnings in Scotiabank Inverlat.

•	Partly offsetting these was the redemption of $500 million of non-cumulative preferred shares (Series 6 and 7).

Over the past six years, $6.3 billion in capital has been internally generated as a result of record net income levels. This track record of internal capital generation continues to be among the best in the banking system in Canada.

TIER 2 CAPITAL

Tier 2 capital decreased by $1.5 billion due to the redemptions of three debenture issues over the course of the year. As well, slightly higher amortizations of debentures were mostly offset by lower deductions from capital for first-loss facilities associated with securitizations.

PENDING REGULATORY DEVELOPMENTS

Based on widespread concerns within the global financial community, significant revisions were made to the risk calibrations in the proposed Basel capital accord. Concurrently, the Basel Committee has undertaken an extensive quantitative impact study involving more than 300 internationally active banks before finalization of the accord. A final consultative paper is expected in the spring of 2003, and it is anticipated that the accord will be finalized in late 2003, with an implementation date of late 2006. OSFI has noted, however, that for Canadian banks opting for the “internal ratings-based approach,” the pro-forma implementation date will be November 2005 – one year prior to the implementation date set by the Basel Committee.

OUTLOOK

We expect to maintain our strong capital ratios and to manage our capital carefully, continuing to replace subordinated debentures and preferred shares with more cost-effective capital instruments.

2002 SCOTIABANK ANNUAL REPORT	45

Table 9   Regulatory capital

As at October 31 ($ millions)	2002	2001	2000	1999	1998

Tier 1 capital
Common shareholders’ equity	$13,502	$12,833	$11,200	$9,631	$9,039
Non-cumulative preferred shares	1,275	1,775	1,775	1,775	1,775
Non-controlling interest in subsidiaries(1)	1,912	1,086	729	198	173
Less: Goodwill	(299)	(400)	(297)	(138)	(148)

	16,390	15,294	13,407	11,466	10,839

Tier 2 capital
Subordinated debentures (net of amortization)	3,372	4,933	4,990	5,114	5,139
Eligible amount of general allowance(2)	1,448	1,442	1,171	1,067	600

	4,820	6,375	6,161	6,181	5,739

Less: Investments in associated corporations and other items	(250)	(329)	(539)	(742)	(575)

Total capital	$20,960	$21,340	$19,029	$16,905	$16,003

Total risk-weighted assets ($ billions)	$165.4	$164.8	$156.1	$142.3	$150.8

Capital ratios
Tier 1 capital ratio	9.9%	9.3%	8.6%	8.1%	7.2%
Total capital ratio	12.7%	13.0%	12.2%	11.9%	10.6%

(1)	Includes Scotiabank Trust Securities (BaTS), an innovative capital instrument.
(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 10   Capital generation

For the fiscal years ($ millions)	2002	2001	2000	1999		1998

Internally generated capital
Net income	$1,797	$2,169	$1,926	$1,551	(1)	$1,394
Other amounts credited (charged) to retained earnings(2)	(373)	38	160	(475	)(1)	147

Capital from operations	1,424	2,207	2,086	1,076		1,541
Dividends	(837)	(729)	(604)	(537)		(490)

	587	1,478	1,482	539		1,051

External financing
Subordinated indebtedness	(1,561)	(57)	(124)	(25)		523
Preferred shares	(500)	—	—	—		307
Innovative Tier 1 capital instruments(3)	750	—	500	—		—
Common shares	82	155	87	53		58

	(1,229)	98	463	28		888

Other(4)	262	735	179	335		(141)

Total capital generated (used)	(380)	2,311	2,124	902		1,798
Total capital, beginning of year	21,340	19,029	16,905	16,003		14,205

Total capital, end of year	$20,960	$21,340	$19,029	$16,905		$16,003

(1)	Refer to footnote (1) on page 120.
(2)	Refer to footnote (4) on page 81.
(3)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank CapitalTrust.
(4)	Represents eligible general allowance and adjustments to regulatory capital, such as inclusion of non-controlling interest in subsidiaries, less deductions for goodwill, securitization-related amounts and investments in associated corporations.

46	2002 SCOTIABANK ANNUAL REPORT

BUSINESS LINES

Our core purpose is to be the best at helping customers become financially better off by providing relevant solutions to their unique needs.

Domestic Banking

Domestic Banking had a strong year in 2002. Net income grew 19% to $1,142 million, resulting in a ROE of 33%.

RETAIL, SMALL BUSINESS AND COMMERCIAL

Retail Banking posted excellent results, with strong loan demand and high credit quality, and was the largest contributor to the year-over-year growth in Domestic Banking.

     Our strategy remains focused on growing customer revenues, in particular by strengthening relationships with existing retail, small business and commercial clients, offering integrated, total enterprise financial solutions.

WEALTH MANAGEMENT

Retail Brokerage and Private Client Group revenues fell slightly, while fees from Mutual Funds grew moderately. We continue to invest for future growth in our Wealth Management business, particularly our financial planning and Private Client Group initiatives. In response to difficult market conditions, we also focused on a number of revenue and cost initiatives.

     Our strategy for Wealth Management centres on providing a range of client-focused financial solutions through an integrated team of professionals. Superior service is the key to the group’s success in delivering financial solutions and plans to customers, emphasizing two-way referrals with other groups in Domestic Banking.

International Banking

International Banking’s overall performance reflected the diverse circumstances and inherent strengths in each of the three regions. Net income was $125 million, or $665 million excluding the charges for Argentina. We had record earnings in the Caribbean and Central America and in Asia. In Latin America, growth in Mexico was offset by losses in Argentina as we sold the operations of Scotiabank Quilmes.

     Our strategy for International Banking is to invest resources in high-growth markets, where we anticipate increased demand for financial services. We will continue to invest in technology and sales-focused initiatives, leveraging best practices across our multinational network, and to build customer satisfaction.

Scotia Capital

Scotia Capital remained profitable despite challenges in the U.S. corporate loan portfolio. Net income was $380 million, down 45% from last year. Global Trading had another very strong year, accompanied by a solid contribution from other Canadian wholesale operations. However, results in the U.S. were adversely affected by a higher level of loan losses.

     Our strategy for Scotia Capital has three main elements: to aggressively manage credit risk to reduce loan losses, particularly in the United States; to incrementally change our product mix from capital-intensive lending to more capital-efficient products; and, to deepen client relationships through cross-selling multiple products.

Business Line Summary

	2002

		Excluding charges
Net income ($ millions)	As reported	for Argentina	2001	2000

Domestic Banking	$1,142	$1,142	$960	$882
International Banking	125	665	489	364
Scotia Capital	380	380	686	650
Other(1)	150	150	34	30

Total net income	$1,797	$2,337	$2,169	$1,926

(1)	Refer to Note 19 on page 100 for a description of the items included in Other.

2002 SCOTIABANK ANNUAL REPORT	47

DOMESTIC BANKING RETAIL, SMALL BUSINESS AND COMMERCIAL

Domestic Banking had another excellent year. Increased productivity in our delivery network, targeted product offerings and our constant focus on customer satisfaction and first-rate execution allowed us to generate exceptional growth in mortgages and personal lending.

2002 marked our third consecutive year as the leader in customer satisfaction1. Equally impressive is that our lead is growing — the gap between Scotiabank and our biggest competitors increased by more than 3% over last year (7.3% in 2002 vs. 4.1% in 2001) and has more than doubled over the last two years. In 2002, the percentage of Scotiabank customers who rated their service as “Excellent” increased to 31.3%, up from 27.1% in 2001.

[1]	Market Facts of Canada’s independent research study, Customer Service Index.

Retail Banking

STRATEGY

To provide unique, relevant solutions for all of our customers’ financial needs across the “four cornerstones” of day-to-day banking, borrowing, investing and protection. These are delivered through a nationwide network of branches, ABMs and call centres, as well as telephone and online service.

PRIORITIES

Maintain leadership in customer satisfaction. High levels of customer satisfaction are important indicators of customers’ intention to maintain, increase and refer business. We are committed to excellence in customer service and focusing on what our customers tell us matters most —valuing their business, consistency, accuracy and more. In addition to regular external surveys, we also monitor customer satisfaction daily, using an internal survey of approximately 100,000 customers each year. Feedback is used to focus our ongoing efforts to improve; for example, best practices from highly rated branches are shared across the network.

Increase productivity and sales capacity. Increased capacity means more time with our customers, and better results. On average, sales per sales officer were up 30% over last year. These gains resulted in part from redesigning systems and processes to save time; for example, renewal time for products like cashable GICs has been reduced by roughly 40%. As well, our segmentation and analytic capabilities enable us to drive greater sales force productivity by focusing our efforts on the right customers with the right product and service offerings.

     Our sales discipline leverages this increased productivity, focusing on rewarding the right behaviour and activities —addressing customers’ needs, not just selling products.

Provide innovative, market-leading products and services. We continue to focus on delivering innovative solutions and strategies to meet the needs of our customers. Day-today banking services, such as our one-of-a-kind Scotia Simple Switch Service, and home-ownership solutions, such as our Save Now, Save Later mortgage, have helped us achieve gains in market share in these relationship-building areas. We also focus on meeting borrowing needs with revolving credit products, such as our new Classic VISA with cash back, providing our customers with ongoing solutions to their needs, while generating sustainable revenues. To help our customers protect their families from the burden of debt in the event of critical illness or death, we introduced several new insurance products. As well, we’re helping our customers get ahead by investing regularly with our Hands Off account, a pre-authorized investment program.

Maintain excellent credit quality. Our risk profile has been best-in-class among Canada’s major banks for the past three years, with a loan loss ratio that is well below the average of our peer group. The way we design our products and services helps strengthen our risk profile; for example, over half of our ScotiaLine credit portfolio is fully secured.

48	2002 SCOTIABANK ANNUAL REPORT

ACHIEVEMENTS

•	We saw an impressive 10% growth in our residential mortgage portfolio, compared to market growth of 7%.

•	Our new Money Master High Interest Savings account has been very successful, with more than 100,000 accounts opened since its launch just over a year ago.

•	Our ability to manage proactive contact with our customers was recognized by the Data Warehousing Institute. We received prestigious international awards for data mining and data warehousing.

•	Scotiabank was the only Canadian company to receive a 1to1® Innovator Award presented by Peppers and Rogers Group. This international award honoured Scotia Applause, our employee recognition program, as an outstanding customer-driven solution.

Small Business Banking

STRATEGY

To serve all of the personal and business financial needs of our small business customers by providing access at every branch — through a sales force of 1,500 small business bankers located across Canada — via technology, and using alliances to attract new customers.

PRIORITIES

Increase customer satisfaction through efficient service. We launched “Ask the Resource Centre for Business,” a Web-based tool for our small business sales and service staff that answers most small business-related questions. Since its launch, we’ve addressed over 20,000 questions, more than 80% of which were answered promptly.

Provide relevant and innovative products. We were the first bank to offer our small business customers cash back for their term loans, in addition to 1% off the interest rate for operating loans. During the first six months of this program, our small business loan authorizations were almost 50% higher than for the same period last year.

ACHIEVEMENTS

•	The number of small business borrowers increased 14% during the year, and the number of activated online customers grew by 47%.

•	Scotiabank sponsored 13 seminars reaching more than 1,000 small business owners across Canada, providing information and a forum to discuss topical issues.

Commercial Banking

STRATEGY

To provide a full range of credit and non-credit services and work one-on-one with our mid-market and independent business customers at the local level to tailor complete banking solutions.

PRIORITIES

Enhance sales focus and capacity. We introduced a new sales management model, moving from a product focus to one that centres on critical customer priorities to provide tailored solutions. As well, to improve the efficiency and effectiveness of our sales force, we streamlined workload and administration, further automated financial and regulatory reporting, and successfully implemented our mobile workforce initiative.

Profitably grow our loan portfolio. We continue to maintain high underwriting standards, focusing on meeting return targets, not just growing loan volumes. We are working closely with other business units, including our subsidiary, RoyNat Capital, the leading merchant bank in the Canadian mid-market, to increase referrals.

Exploit niche markets and segments. Web-based tools have been developed to analyze the commercial marketplace and identify high-value customers and prospects in specific geographic areas and niche markets, such as independent business, real estate banking and agriculture.

ACHIEVEMENTS

•	An independent survey of Canadian mid-market business showed Scotiabank had high overall satisfaction levels, with top-tier loyalty and value perceptions, compared to the other major banks. As well, we ranked number one for the quality of our account managers.

Electronic Banking and e-Commerce

STRATEGY

To provide customers with innovative technological solutions to meet their financial needs, and to explore alliances and investments in companies with technologies that we can leverage throughout the Scotiabank Group.

PRIORITIES

Enhance online functionality. Online banking use continues to grow rapidly. We introduced more than 50 enhancements to our electronic channels this year, including the ability to e-mail personal payments.

Seamlessly integrate delivery channels. A greater range of services is being offered to customers through all delivery channels, making integrated communications and the management of customer information across delivery channels a key priority.

Enhance electronic banking and e-commerce capabilities for large customers. In 2002, we fully launched ScotiaConnect, our Web-based electronic banking service for larger businesses, which forms the platform for a complete suite of online services. Priorities for 2003 include integration of wire transfer and electronic funds transfer capabilities into ScotiaConnect.

STRATEGIC INVESTMENTS

Several new investments in technology companies were made in 2002, such as Blue Pumpkin Software, which offers workforce optimization software and service solutions for our call centres.

2002 SCOTIABANK ANNUAL REPORT	49

Financial Performance

Domestic Banking, which includes Wealth Management, generated net income of $1,142 million in 2002, a substantial $182 million or 19% increase from the solid results last year. This business line accounted for almost half of the Bank’s total net income, excluding the charges related to Argentina. Return on equity was excellent at 33%.

     Underpinning the growth was the expansion of retail loans and deposits. Domestic retail assets recorded substantial growth of 9% this year, led by residential mortgages and revolving credit, resulting in market share gains in both these areas. Growth in retail deposits, while moderated by customers’ preference for mutual funds, was still solid, particularly in the new Money Master High Interest Savings account.

     There was a modest decline in business lending, a result of weakness in the economy and a greater focus on profitability. Business deposits grew strongly by 14%, continuing the double-digit growth trend of the past several years.

REVENUES

Net interest income rose by 9% or $270 million to $3.4 billion, a result of strong growth in loan balances as well as a widening margin.

     In 2002, other income was $1,599 million, up slightly from last year. Other income included a one-time gain of $99 million from the sale of the merchant acquirer and smart card point-of-sale businesses. This compares with the gain of $65 million recognized last year from the sale of the corporate trust business, and $27 million from the sale of retail branches in Quebec to Laurentian Bank.

     In addition, there was growth in several categories, including retail transaction-based and electronic banking fees and commercial credit fees. These increases were partly offset by lower retail brokerage fees, reflecting the continuation of a market-led decline in client trading.

Revenue by area

($ millions)	2002	2001	2000

Retail	$3,007	$2,745	$2,527
Small Business & Commercial	1,270	1,198	1,253
Wealth Management	727	774	858

Total revenue	$5,004	$4,717	$4,638

NON-INTEREST EXPENSES

Operating expenses were $2,953 million in 2002, virtually unchanged from last year, as costs were well controlled. Normal growth in salaries and volume-based growth in expenses, such as mortgage acquisition costs, were mostly offset by reductions in several categories, such as CDIC premiums and advertising. This resulted in an improvement of 3.5% in the productivity ratio to 59.0%.

CREDIT QUALITY

Credit quality remained excellent in retail and stable in the commercial portfolios. The provision for credit losses was $282 million, virtually unchanged from last year, and was only 30 basis points of total assets. We continue to have the lowest level of retail loan losses among the major banks at 21 basis points of total assets, excluding government student loans.

Outlook

We expect modest growth in our retail, small business and commercial banking areas in 2003, excluding the gain on sale of the merchant acquirer business realized in 2002. Asset growth should moderate from this year’s high levels, but we will continue to enhance sales productivity and keep costs well controlled.

Domestic Banking	2002	2001	2000

Financial performance ($ millions)
Net interest income	$3,405	$3,135	$2,932
Other income	1,599	1,582	1,706
Provision for credit losses	(282)	(283)	(210)
Non-interest expenses	(2,953)	(2,947)	(2,972)
Income taxes	(627)	(527)	(574)
Net income	$1,142	$960	$882
Return on equity (%)	33.0	28.1	28.2
Average earning assets ($ billions)	93	90	89
Productivity ratio (%)	59.0	62.5	64.1
Vital statistics
Staffing	20,564	20,948 (1)	23,299
Number of branches	984	1,021	1,131
Number of ABMs	2,188	2,182	2,086
Number of Scotia OnLine users	906,601	619,766	294,757
Number of Scotia OnLine transactions	66,921,834	38,618,060	19,182,468
Number of TeleScotia transactions	35,738,191	35,506,549	34,627,751

(1)	Restated to exclude staff transferred to Shared Services.

50	2002 SCOTIABANK ANNUAL REPORT

DOMESTIC BANKING WEALTH MANAGEMENT

We continued to invest in our businesses, despite the volatile markets that affected the entire wealth management industry this year. Scotiabank’s Wealth Management division addressed this challenge by focusing on a number of revenue and cost initiatives to improve performance and ensure that we are well positioned for future growth. We also implemented a Business Excellence Program to identify opportunities for re-engineering operations and using technology to drive efficiencies and reduce costs.

We continued to refine the financial planner and Private Client Group initiatives as key delivery strategies, using financial planning to drive sales and service activity. Both programs gained significant momentum after being launched early in the fiscal year. We are building our partnership with Retail Banking to identify clients with more complex needs and deliver full financial solutions on both sides of their balance sheet.

Retail Brokerage

STRATEGY

To deliver a superior client experience across a full range of offerings in full-service brokerage and direct investing services and build revenue by growing fee-based business and deepening relationships with clients through two-way referrals with other groups in Domestic Banking.

PRIORITIES

Build ScotiaMcLeod as the overall brokerage brand. ScotiaMcLeod is now the brand name for both full-service and self-directed brokerage; we rebranded our self-directed brokerage as ScotiaMcLeod Direct Investing. Another strategic move in 2002 was the acquisition of Charles Schwab Canada. As part of the Schwab acquisition, we have implemented a national Asian service platform to serve self-reliant clients in both Mandarin and Cantonese.

Expand the financial planner initiative. Our market-leading financial planner initiative, in partnership with Retail Banking, continues to build momentum, with referrals nearing $2.7 billion this year. ScotiaMcLeod’s 400 financial planners, partnered with Bank sales officers, offer total financial solutions covering both investing and borrowing needs to clients with investable assets of more than $100,000. This initiative has helped us uncover two-way referral opportunities and deepen client relationships.

Enhance online capabilities. In 2002, enhancements for self-directed clients included expanded trading functionality, such as options and short selling, and tools such as Sounding Board, an educational asset allocation feature. In addition, all online brokerage clients now have access to charting and alerts, in-depth research and the ability to make RRSP contributions online.

Focus on revenue and cost initiatives. We implemented more than 50 separate initiatives to improve results through better pricing discipline, cost reductions and greater operational efficiencies.

Grow fee-based business. The Sovereign and LifePoints investment programs, introduced late in fiscal 2002, have been our most successful product launches to date, complementing our other fee-based programs (Summit, Pinnacle, Partnership Plus and iPartner).

2002 SCOTIABANK ANNUAL REPORT	51

ACHIEVEMENTS

•	We signed up close to 40,000 full-service accounts for online services in 2002, tripling our online account penetration to 60,000 accounts.

•	In Direct Investing, we have been recognized in industry ratings for the quality of our service and online research and tools.

•	Despite the difficult market environment, fee-based assets grew 26% this year and now comprise nearly 10% of our overall assets under management.

Mutual Funds

STRATEGY

To build mutual fund sales and market share by improving client service and better supporting sales officers with additional training. A full range of proprietary and select third-party funds is distributed through the Retail Banking branch network and ScotiaMcLeod offices across Canada.

PRIORITIES

Improved client service. This year, mutual funds specialists were added to our call centres to assist clients with specific questions regarding our funds.

Streamline investment offerings. Scotia Mutual Funds merged four funds this year to reduce overlap in mandates. This simplified the investment choices for customers while generating further economies of scale. In addition, the advisor for most Scotia Mutual Funds index portfolios was changed to State Street Global Advisors, an industry leader in index investing.

Improve support for Scotiabank sales officers. New Web-based development training for branches and call centres proved to be very effective, and another five modules will be introduced in 2003. In addition, our investment field consultants continue to support branch staff in the sales process, and contributed to the 12% year-over-year growth in the number of client asset allocation accounts.

ACHIEVEMENTS

•	Scotiabank was ranked second (out of 18 mutual fund companies) in client service by Dalbar, an independent mutual funds industry rating service.

•	Among the banks, we were #2 in mutual fund asset growth for the year; our market share increased to 10.5% at year end.

•	There was a 20% increase in pre-authorized contribution plans.

Scotia Private Client Group (SPCG)

STRATEGY

To leverage fully integrated delivery capabilities across trust and estate services, discretionary investment management, private banking and brokerage services. Sophisticated financial solutions are provided to affluent clients through an upgraded network of 13 centres in selected Canadian cities, with an emphasis on increasing referrals and financial planning.

PRIORITIES

Customized client service. Our new Scotia Private Client centres provide clients with customized financial solutions, using a unique team-based model led by the professional who best reflects the client’s priorities. We continue to incorporate unique elements in our offering, such as innovative lending solutions and complimentary concierge services through Private Banking. Recent client satisfaction research reveals that this new delivery model has helped improve client satisfaction across the Scotia Private Client Group.

Focus on financial planning. Financial planning is a key component of the SPCG offering, and this disciplined approach distinguishes us from our competitors. All new clients are offered a financial overview — an integrated analysis of their financial priorities. As well, a dedicated support team has been formed to provide clients facing more complex situations with a detailed financial analysis, and to help the Scotia Private Client Group account executives build deeper client relationships.

Increase referrals. The integration of the previously separate business lines of Private Banking, Scotiatrust, Scotia Cassels and ScotiaMcLeod has resulted in a substantial increase in referrals from existing clients. As well, clients referred to SPCG are consolidating their business with us; on average, for every dollar referred from within the Scotiabank Group, an additional 130% was transferred from a competitor.

Reduce operating costs. Scotiatrust and Scotia Cassels have reduced costs by streamlining and consolidating operations, including rationalizing offices. Next year, a new common back-end processing platform will be introduced for the Scotia Private Client Group and Retail Brokerage businesses.

ACHIEVEMENTS

•	We established a national network of 13 dedicated private client centres across Canada.

•	Client satisfaction ratings have increased significantly, with 83% of respondents rating the overall performance of their relationship manager as excellent or very good.

52	2002 SCOTIABANK ANNUAL REPORT

Financial Trends

Wealth Management revenues are a part of the financial results of Domestic Banking. Wealth Management operations generated $727 million in revenues in 2002, a modest decrease of 1% or $6 million from last year after adjusting for the transfer of Offshore Trust operations to International Banking. This decline was consistent with generally lower industry revenues due to weak equity markets.

     Brokerage revenues fell a modest 4% from 2001, reflecting a reduction in average trade size and lower interest revenues due to a reduced margin on loan balances and lower interest rates. In response to the weak market conditions, we focused on improving trade pricing discipline. The acquisition and integration of Charles Schwab Canada into the rebranded ScotiaMcLeod Direct Investing service was successfully completed during the year, resulting in an 11% growth in discount brokerage revenues year over year.

     Mutual fund revenues were $109 million in 2002, an increase of $4 million or 4% from 2001. Mutual fund assets rose slightly to $11.4 billion compared to $11.3 billion in 2001, as strong net sales of $658 million were mostly offset by continuing declines in market values.

     Private Client Group revenues were $130 million in 2002, a 3% decrease from 2001. Revenues fell primarily as a result of lower interest rates, partly offset by the repricing of core products and services. In Scotia Cassels, the second-largest provider of private client investment management services in Canada, assets under management were $18 billion, down 2% from 2001.

     Other revenues, which consist primarily of net interest income on our stock-indexed GICs, were $48 million this year, an increase of $13 million or 37% from 2001, reflecting growth in deposit volumes. Scotiabank ranked first in U.S. market-linked GIC deposits and second in Canadian and global market-linked deposits.

     We continued to focus on cost containment across all operating units.

     Assets under administration were $82 billion, flat year over year, as new asset inflows were offset by the market-driven declines in asset values.

Outlook

We will continue to explore growth opportunities and ways to improve efficiency in all areas of Wealth Management. In Retail Brokerage, we expect to increase the number of investment executives, and should see increased client trading if equity markets recover. In SPCG, we will streamline transaction processing and work closely with the Domestic Bank to increase referrals. In Mutual Funds, we expect to drive sales growth through improved support of retail branches, ScotiaMcLeod and third-party sales channels.

Wealth Management	2002	2001		2000

Financial trends — Total revenue ($ millions)
Retail brokerage	$440	$459		$541
Mutual funds	109	105		118
Private Client Group	130	134		131
Other	48	76	(1)	68	(1)
Total revenue	$727	$774		$858
Vital statistics
Staffing	2,623	2,957		2,833
Assets under administration (AUA)(2)	82,370	94,442	(1)	96,647	(1)
Assets under management (AUM)(2)	18,407	18,846		18,539
Number of investment executives (IE)	851	906		791
Assets per IE ($ millions)	44.0	38.9		42.4
New assets — ScotiaMcLeod ($ millions)	10,800	10,540		11,403
% increase in active discount brokerage accounts	26	13		24
Net fund sales ($ millions)	658	2,647		310
% of funds in top quartiles — one-year return	51	64		74

(1)	Includes Offshore Trust, which was transferred to International Banking in 2002 (2001: revenues — $41 million, AUA — $13.1 billion; 2000: revenues — $35 million, AUA $10.5 billion).
(2)	September 30

2002 SCOTIABANK ANNUAL REPORT	53

INTERNATIONAL BANKING

International Banking’s performance this year reflected the diverse circumstances and inherent strength of our international franchise. Despite the significant challenges that we faced in Argentina, our operations in the Caribbean, Mexico and Asia did very well. We remain fully committed to growing business in our key markets.

During the year, we made the extremely difficult decision to leave Argentina, incurring charges against earnings of $540 million (after tax).

     Argentina has been in a recession since the late 1990s, which has had a significant negative impact on the entire country, including the financial sector. In December 2001, Argentina defaulted on its foreign debt. This was the catalyst for a number of government-imposed measures, rules and restrictions on the financial system, such as the mandated conversion of U.S. dollar-denominated assets and liabilities to Argentine pesos at non-market exchange rates.

     In April 2002, the operations of our subsidiary, Scotiabank Quilmes, were suspended, and the central bank refused to provide additional liquidity, even though Quilmes was solvent, had substantial eligible assets to pledge, and was regarded as well managed by both local regulators and Moody’s. In early September, a transaction was completed whereby two Argentine banks — Banco Comafi SA and Banco Bansud SA — assumed the deposit obligations and the branches of Scotiabank Quilmes. Certain of Quilmes’ assets and deposits were transferred to the Argentine government, and the remaining assets were transferred to a liquidating trust for the benefit of creditors. All 1,700 former employees of Scotiabank Quilmes received full severance, and the majority were offered employment with the acquiring banks.

     The situation in Argentina was an unprecedented and very difficult event for Scotiabank — unique in our 170-year history. However, we remain strongly committed to our international operations. Our long history of global banking experience and profitability, as well as our broad, diverse, multinational network are key strengths for us and an important element of our growth strategy.

Caribbean & Central America

STRATEGY

To maintain our dominant market position through service excellence, expanding our extensive branch and electronic delivery network and adding to our extensive array of products and services.

PRIORITIES

Complete the implementation of the Sales and Service Platform. This platform leverages the best Canadian practices in customer relationship management, focusing our resources on the growth and retention of our high-value customers. As well, this segmentation strategy allows us to tailor our product and service mix to different customer groups. This platform is currently in place in 165 branches, and will be operational in the region’s remaining 57 branches by the end of 2003.

     We are also actively reinforcing our commitment to service excellence through an ongoing customer initiative that defines, measures and tracks the key drivers of customer satisfaction and loyalty.

Expand wealth management services. We have created an alliance to provide our highest-value international clients with world-class global investment management expertise. We opened a private banking unit in Kingston, Jamaica,offering an expanded line of wealth management products. As well, mutual funds were launched in Trinidad & Tobago and Costa Rica, supported by a full accreditation program for staff, and a financial toolkit to assist clients with their investment goals.

Expand delivery network in key growth markets. We are aggressively expanding our presence in markets with high growth potential, such as Costa Rica, the Dominican Republic, El Salvador and Puerto Rico, both through organic growth and acquisition. Ten new branches were opened this year, including five in the Dominican Republic.

     In January, we finalized the acquisition of the Citibank Bahamas credit card portfolio, providing our customers with access to the American Airlines AAdvantage travel reward program. This deal makes Scotiabank Bahamas the largest card issuer in the Bahamas and the only bank to support a frequent flyer program.

     As the leading provider of 24/7 self-service banking in the region, expanding our alternative delivery channels remained a key priority throughout the year. More than 90 ABMs were installed across several countries in 2002, to reach a total of 400 by year end. Another 90 machines will be installed in 2003. We introduced 24/7 telephone

54	2002 SCOTIABANK ANNUAL REPORT

banking in Puerto Rico, and are preparing to launch it in the Dominican Republic in early December 2002. As well, Internet banking will be introduced in Jamaica and Trinidad & Tobago by the second quarter of 2003.

Enhance productivity and efficiency. We are creating additional sales and service capacity by leveraging technology, process re-engineering and centralization initiatives:

•	Automated cash processing units were established in Barbados and Bahamas, and centralized accounting units were fully implemented this year in Puerto Rico and the Dominican Republic. As well, a new collections system has been deployed across the region.

•	Data centre consolidation continued, with computer operations in the Dominican Republic consolidated into Puerto Rico.

•	We continue to improve the efficiency of our retail branch network through technology-driven enhancements to ScotiaGlobe, our core banking system.

ACHIEVEMENTS

•	Scotiabank is the first-ever recipient of the LatinFinance Award for Best Bank in the Caribbean.

•	A new regional treasury unit was established in the Bahamas to manage U.S. dollar funding and develop new treasury business and products.

Latin America

STRATEGY

Our strategy centres on our high-potential operations in Mexico and Chile, where we are focused on building market share through service excellence and possible acquisitions or alliances, and increasing the use of alternate delivery channels. A key priority is to acquire the outstanding minority interest positions in Inverlat in 2003.

PRIORITIES

Increase market share. Our major focus in Mexico is to grow market share in the retail and commercial segments by leveraging our extensive delivery network. In 2002, we had considerable success in growing both retail assets and deposits. Inverlat increased its market share of loans to nearly 6%. As well, demand deposits grew by 32%, the fastest growth rate in Mexico.

     Commercial loans increased significantly, due in part to the development of commercial banking centres in key markets.

     In Chile, Scotiabank Sud Americano’s loan portfolio grew by 7%, more than double both local GDP growth and performance by other Chilean banks. In addition, we introduced new credit scoring models and processes to improve customer response time and enhance operating efficiencies.

Increase use of alternative delivery channels. More than 50% of Inverlat’s transactions were completed through alternate delivery channels. We had 2.7 million visits to Inverweb, our online banking service, a significant increase over last year. Inverlat’s call centre set a record with more than 6.5 million calls, a 20% year-over-year increase.

Purchase minority interest of 44% in Inverlat. We are negotiating with the Mexican government to purchase the outstanding minority interest positions in Scotiabank Inverlat.

ACHIEVEMENTS

•	There were significant increases in retail loan volumes, as Inverlat captured 31% of all bank-financed car loans and 37% of all bank-financed mortgages in Mexico.

•	Scotiabank Inverlat was rated #2 in overall customer satisfaction in a survey of retail customers conducted by Gallup Mexico in September 2002.

Asia

STRATEGY

To expand in high-potential markets, selectively increase the use of securities and other treasury products and to grow our niche businesses — trade finance, foreign exchange and precious metals — through aggressive marketing and new technology.

PRIORITIES

Utilize alternatives to traditional loan products. Long-term growth prospects for the region remain strong, but in 2002, most Asian markets continued to be characterized by low loan demand, high liquidity and narrow margins. Despite these lacklustre market conditions, we were able to grow by providing securities and other treasury products to service our traditional customer base.

Grow trade finance business. We continue to seek strategic alliances in Asia to leverage our multinational trade finance network. In particular, correspondent bank-related trade finance grew through focused marketing in this lower risk segment. To support this growth, we are implementing a state-of-the-art trade finance system, initially in Hong Kong, with plans to roll it out to the rest of the region.

Explore high-potential markets. We are in the process of completing a modest minority investment in a domestic bank in China. We will be one of the first foreign banks to participate directly in the domestic market in China, and retail banking in particular. We continue to look for strategic opportunities to grow our presence in India, another high-potential market, where we currently have five branches.

ACHIEVEMENTS

•	The Bank’s export trade finance volumes in Asia rose 33% from last year, as this region continues to be the prime generator of high-return trade finance business for Scotiabank.

•	The restructuring of our Asian treasury operations over the past two years has begun to pay dividends; revenues grew by 34% over last year as we introduced new products and enhanced client service.

2002 SCOTIABANK ANNUAL REPORT	55

Financial Performance

The International Banking division contributed $125 million to the Bank’s earnings this year. Excluding charges of $540 million related to Argentina, earnings were $665 million, a 36% increase over 2001, representing 28% of the Bank’s underlying net income. Return on equity was 3.0% — or 20% excluding the Argentine charges.

     Caribbean and Central American operations continued to lead the division’s contribution, with net income of $290 million this year, a 15% increase over 2001. This strong performance arose from solid revenue growth of 7%, reflecting an increase of 11% in assets and 7% in retail deposits. Lower credit losses and an expanded delivery network also contributed to this increase in earnings.

     Excluding the charges for Argentina, Latin American income was substantially above last year’s level. The Bank’s share of Scotiabank Inverlat’s earnings rose significantly over the year to $110 million in 2002 from $61 million last year. Strong asset and deposit growth, which led to market share gains, was accompanied by excellent credit quality. Growth in Scotiabank Sud Americano in Chile, as well as improved investment income, also contributed to the increase.

     In Asia, earnings rose 22% year over year due to improvement in credit quality and asset growth of 13%, partly offset by lower margins. Trade finance continued to be a major contributor to the region’s profitability.

REVENUES

Net interest income was $2,225 million, an increase of $205 million or 10% from last year, resulting from growth in assets and deposits across all regions. Strong performances in the Caribbean and Central America and Scotiabank Inverlat, as well as moderate growth in Asia, were only partly offset by lower revenues from Argentina.

Other income fell by 2% year over year to $678 million. Adjusting for the impact of the charges for Argentina, underlying other income was 13% higher than the 2001 level, from growth in all regions, led by Scotiabank Inverlat.

Revenue by area

($ millions)	2002	2001	2000

Caribbean(1)	$1,163	$1,123	$1,019
Latin America	1,498	1,397	604
Asia	194	191	199
Wealth Management(2)	48	—	—

Total revenue	$2,903	$2,711	$1,822

(1)	Includes revenues from our Mediterranean operations, which were sold in 2001 (2001 — $36; 2000 — $39).
(2)	Refer to footnote 1 on page 52.

NON-INTEREST EXPENSES

Non-interest expenses were $1,859 million (excluding the charges for Argentina) in 2002, up 11% or $189 million from last year. Most of this increase was due to the inclusion of an additional quarter for Inverlat in 2002. We also incurred higher systems improvement costs and expenses related to the expansion of our delivery network in the Caribbean. As well, growth in business volume and branch expansion at Inverlat contributed to the increase.

CREDIT QUALITY

Of the total provision for credit losses of $523 million for 2002, $454 million was related to Argentina. The remaining provision of $69 million was well below that of the prior year, as credit quality improved or remained in stable condition in all other areas.

Outlook

We expect International Banking’s track record of earnings growth to continue in 2003, particularly in the Caribbean and Central American region, and in Mexico. We anticipate solid business growth in assets, deposits and non-interest revenues, moderated by a stronger Canadian dollar in 2003. As well, selective expansion of the delivery network is expected to continue.

International Banking

	2002

	As	Excluding charges
	reported	for Argentina	2001	2000

Financial performance ($ millions)
Net interest income	$2,225	$2,225	$2,020	$1,371
Other income	678	781	691	451
Provision for credit losses	(523)	(69)	(250)	(185)
Non-interest expenses	(2,096)	(1,859)	(1,670)	(1,057)
Income taxes/non-controlling interest	(159)	(413)	(302)	(216)
Net income	$125	$665	$489	$364
Return on equity (%)	3.0	19.7	18.0	16.4
Average earning assets ($ billions)	58		47	31
Productivity ratio (%)	72.2	61.8	61.6	58.0
Vital statistics
Staffing(1)	15,740		17,628	10,596
Number of branches(1)	722		855	430
Number of ABMs(1)	1,504		1,591	533

(1)	Excludes affiliates

56	2002 SCOTIABANK ANNUAL REPORT

SCOTIA CAPITAL

2002 was a mixed year for Scotia Capital. We had continued success in Canada, and Global Trading had its best year ever. However, there were challenges in our U.S. operations and our historical success in this market has been adversely affected by weakness in the telecommunications and power and energy trading sectors and the well-publicized financial irregularities of several U.S. borrowers.

Our primary objective is to earn an acceptable return on equity, given the capital-intensive nature of the lending business. Managing credit risk and reducing loan losses, particularly in the U.S., will be the key to increasing divisional returns. This will be achieved by developing deeper industry knowledge, better analytical tools to assess risk and to balance the risk/return trade-off, and more proactive management of our loan portfolio. As well, we will incrementally change the business mix from capital-intensive lending to more capital-efficient products.

Canada

STRATEGY

To build deeper client relationships by offering a full range of corporate and investment banking products and services, focusing on clients in eight selected industries — Communications, Media & Technology, Consumer Products, Financial Institutions & Real Estate, Forest Products, Industrial Products, Infrastructure Privatization & Power, Mining and Oil & Gas/Pipelines. This is delivered through a network of professionals in our Canadian Relationship Management group.

PRIORITIES

Focus on client profitability. A key objective is to improve the return from each client relationship, including both lending and non-lending products. To support this priority, we continue to refine our measurement tools for client profitability. As well, we are focused on meeting the full range of client needs by proactively cross selling all Scotia Capital and Scotiabank Group products to clients.

Rank in the top three for each product group. For the 10 financial products that we offer in Canada (lending, equity issuance, equity sales and trading, mergers and acquisitions, fixed income, commercial paper, derivatives, foreign exchange, precious metals and money market sales and trading) we target a top-three ranking, either in market share or in operational excellence, as measured by independent surveys.

Build client relationships as a trusted advisor. We continue to align our organization to deliver innovative, tailored multi-product solutions and industry expertise to our clients.

ACHIEVEMENTS

•	Brendan Wood International ranked Scotia Capital Equity Research #1 in Knowledge of Sector, Overall Quality of Research (tied), Quality of Written Reports (tied) and Level of Personal Service (tied). Scotia Capital also received 16 “All Star” analyst rankings, with seven #1 rankings.

•	During the year, Scotia Capital was ranked #2 in the Canadian income trust market. Transactions included acting as co-lead manager for Abitibi-Consolidated Inc.’s $444-million initial public offering (IPO) of fund units for SFK Pulp Fund, and co-lead manager for the $232-million IPO of trust units for Clearwater Seafoods Income Fund.

•	Scotia Capital’s commitment to product innovation was evidenced by our mandate as sole lead manager for the inaugural $1-billion Manulife Financial Capital Trust Securities (MaCS) offering, the largest Tier 1 capital offering by a Canadian life insurance company.

•	Scotia Capital continued to win lead manager roles in the equity market, acting as joint lead manager for the IPO of the TSX Group, parent company of the Toronto Stock Exchange. The $393 million offering was the largest common share IPO in Canada in 2002, and the first IPO of a North American stock exchange.

2002 SCOTIABANK ANNUAL REPORT	57

United States

STRATEGY

To improve overall profitability by exiting low-return relationships and focusing more on a multi-product offering, with deeper industry knowledge and less dependence on capital-intensive lending. We target clients in eight selected industries through a broad network of relationship managers.

PRIORITIES

Reduce loan losses and improve credit quality. Our top priority is to reduce loan losses. A number of actions have been taken in this regard. We are using expertise derived from industry specialization to enhance the quality of credit decisions. We continue to improve our analytical tools and increase our capabilities in loan portfolio management. As well, to enhance portfolio diversification, single-name exposures and syndication hold guidelines have been reduced.

Focus on client profitability. All existing relationships have been categorized as “core” or “non-core,” based on potential return. Accounts for which we do not expect to earn an acceptable return are organized under a professional team, with a sole focus on exiting the relationship. The Loan Portfolio Management group advises on all new relationships and transactions to ensure that we are being adequately compensated for the risk being assumed.

Improve client segmentation. We took a number of steps to focus client coverage, including reorganizing into eight key industries — Automotive, Energy, Financial Services, Health Care, Media & Communications, Power, Real Estate/Gaming/Leisure and Technology. As well, we are concentrating our efforts on serving clients with credit ratings in the BB to AAA range.

Cross-sell a broader range of products. We continue to deepen client relationships by offering more than loans, proactively marketing fixed income, high-yield, derivative, foreign exchange, cash management and international financial solutions to clients.

ACHIEVEMENTS

•	We deepened our relationship with McDonald’s Corporation, one of our key clients, acting as co-manager on a number of medium-term note issues by the company and Golden Funding Corporation, a related finance company. We also closed a US$45 million co-purchase transaction with Eagle Building Loan Company, a McDonald’s franchisee finance program.

•	Scotia Capital acted as the co-lead manager on a US$850 million high-yield bond issue, and as the co-arranger and administrative agent on a US$375 million facility for a leisure and resort client.

•	Our U.S. product experts provided a US$150 million swap to a vehicle set up by GSC Partners, enabling them to acquire exposure to desired investments by leveraging their equity capital.

Europe

Scotia Capital is a niche player in Western Europe, building relationships based on lending and cross-selling other products to meet client needs in five selected industries —Media & Telecommunications, Transportation & Shipping, Forestry, Power and Entertainment & Leisure.

     Notable successes in the past year were the two advisory mandates from Edison SpA, Italy’s oldest energy company. The mandates cover two projects — a US$1.35 billion natural gas liquification plant in Egypt and a US$700 million regassification terminal to be built offshore in Italy.

Global Trading

STRATEGY

To grow client revenues by providing a diverse range of specialized products, including derivatives, fixed income, foreign exchange, money markets and precious metals, delivered through a network of product specialists and online services.

PRIORITIES

Target high-return transactions and business lines. The Capital Markets Group, which conducts our derivatives activity, achieved its seventh year of strong revenue growth and record net income, particularly in credit derivatives, structured finance and investor products.

Expand outside Canada. We implemented a joint venture with Scotiabank Inverlat, our Mexican bank, to market, trade and structure interest rate, cross-currency, credit and equity derivative products. We are also active in distributing Global Trading products to our U.S. borrowing clients.

Improve efficiency. Global Trading management and administrative groups were restructured with a mandate to further integrate businesses and support platforms.

ACHIEVEMENTS

•	We were voted the #1 Canadian dollar bank by Asia Euromoney.

•	We were the lead underwriter for Export Development Canada’s $500 million bond issue.

58	2002 SCOTIABANK ANNUAL REPORT

Financial Performance

Scotia Capital earned $380 million in 2002, a substantial decrease from net income of $686 million in 2001, due to significantly higher credit losses in U.S. corporate lending. However, earnings from Global Trading and other wholesale activities in Canada increased 3% year over year, buoyed by very strong performances in derivatives, foreign exchange and underwriting.

REVENUES

Total revenues grew 3% to $2,870 million. Global Trading revenues rose 14% year over year, the seventh consecutive year of revenue growth. Global Trading now accounts for one-third of Scotia Capital’s revenue base. Growth was particularly strong in funding operations and in capital markets, despite the challenge of weaker markets.

     Revenues from corporate lending in Canada decreased 21% as the result of a continued contraction of the loan portfolio, reflecting a more selective approach to lending. However, new issue revenue reached record levels, increasing nearly 40% from last year. The proportion of revenues from non-lending activities increased from 40% to 47% in 2002.

     Revenues in the United States grew 9%, despite a reduction in average assets, as the decrease in net interest income was more than offset by higher other income, which rose due to new business activities.

NON-INTEREST EXPENSES

     Total expenses were $1,022 million, an increase of less than 4% over last year. The majority of this was due to higher performance-related compensation in Canadian wholesale operations and Global Trading, as well as increased severance costs.

Revenue by area

($ millions)	2002	2001	2000

Canada	$700	$792	$796
United States	1,020	938	835
Europe	225	251	214
Global Trading	925	813	541

Total revenue	$2,870	$2,794	$2,386

CREDIT QUALITY

Difficult credit conditions in the U.S. continued in 2002, in the telecommunications sector and, more recently, in the power and energy trading sector, accompanied by well-publicized financial irregularities by some larger U.S. companies which led to their default. The provision for credit losses rose to $1,247 million from $754 million last year, as the Bank continued to make timely provisions to deal with the substantial formations in gross impaired loans, primarily in the sectors noted above. The majority of the provision for credit losses was against the U.S. portfolio. Management of credit risk continues to be the top priority.

Outlook

In 2003, Global Trading and the Canadian wholesale business are expected to do reasonably well. In the U.S., several initiatives are under way to reduce credit risk and improve the returns from the loan portfolio. However, credit conditions within certain sectors of the U.S. portfolio, particularly power and energy trading, are expected to remain difficult, and marked by continuing uncertainty, which makes forecasting impaired loan formations and credit losses difficult. Nevertheless, Scotia Capital’s overall results are expected to be better in 2003.

Scotia Capital	2002	2001	2000

Financial performance ($ millions)
Net interest income	$1,615	$1,598	$1,385
Other income	1,255	1,196	1,001
Provision for credit losses	(1,247)	(754)	(412)
Non-interest expenses	(1,022)	(984)	(909)
Income taxes	(221)	(370)	(415)

Net income	$380	$686	$650

Return on equity (%)	6.4	12.5	13.6
Average earning assets ($ billions)	124	115	101
Productivity ratio (%)	35.6	35.2	38.1

Vital statistics
Staffing	1,447	1,488	1,526
Number of calls	11,415	11,440	11,810

2002 SCOTIABANK ANNUAL REPORT	59

RISK MANAGEMENT

Risk Management Overview

The Scotiabank risk management framework has been developed to address the diversity of the Bank’s global business activities. This framework is supported by a robust risk management culture and a strong commitment to active management of risks by both executive and business line management. Scotiabank’s primary risk management objective is to create and protect shareholder value. Through its various business activities, the Bank is exposed to four major types of risk — credit, market, liquidity and operational.

     The risk management framework is driven by the principles that are set out below. These principles are applied to all businesses and risk types.

•	Board oversight — Risk strategies, policies and limits are subject to Board review and approval.

•	Independent review — All risk-taking activities are subject to independent review, separate from the business lines that initiate the activity.

•	Diversification — Policies and limits are designed with a view to ensuring that risks are well diversified.

•	Assessment — Processes are designed to ensure that risks are properly assessed at the transaction, customer and portfolio levels.

•	Review and reporting — Risk profiles of individual customers and portfolios are subjected to ongoing review and reporting to executive management and the Board.

•	Accountability — Business units are accountable for all risks and the related returns, and are allocated capital in line with their risk profiles.

•	Audit review — Individual risks and portfolios are subject to comprehensive internal audit review, with independent reporting to the Audit Committee of the Board by the internal audit function.

The various processes within the Bank’s risk management framework are designed to ensure that risks in the various business activities are properly identified, measured, assessed and controlled. Risk management strategies, policies and limits are then designed to ensure that the Bank’s risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within the limits established by the Board of Directors and implemented by the senior risk management committees described below.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligation. Credit risk arises both in the Bank’s direct lending operations and in its funding, investment and trading activities, where counterparties have repayment or other obligations to the Bank.

CREDIT RISK MANAGEMENT PROCESSES

Credit risk is managed through strategies, policies and limits that are approved by the Board of Directors. The Loan Policy Committee reviews the policies, standards and limits that control risks and recommends to the Board any changes that may be required from time to time. Both the Board and the Loan Policy Committee regularly review the quality of the credit portfolios.

CORPORATE AND COMMERCIAL

Adjudication of corporate and commercial credits is highly centralized. Each credit request is submitted to a credit unit independent of the business line for analysis and recommendation. All commercial and corporate exposures are risk rated using a 19-category rating system. All major credit decisions are referred to a senior credit committee for

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Loan Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit and Market Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity risk, and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits, and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees which authorize major credit policy changes for retail and small business credit.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Scotia Capital Trading Risk Committee: assesses and monitors overall market risks, risk control mechanisms, credit risk and compliance issues on an ongoing basis as they relate to trading businesses.

60	2002 SCOTIABANK ANNUAL REPORT

adjudication. The larger credits are referred to the Loan Policy Committee for adjudication and, in certain cases, to the Board of Directors.

     Corporate and commercial credits are monitored regularly by business line and credit department personnel for any signs of deterioration. In addition, a full review and risk analysis of each client relationship is conducted annually, or more frequently for higher-risk credits.

     The Bank classifies its business and government credit exposures into 12 major industry groups. Exposures to various industry groups or industry segments are managed using lending criteria and guidelines unique to each industry. Regular reviews of the various segments of the credit portfolio are undertaken to ensure that changes to the quality of the portfolio are identified and, where appropriate, corrective action taken. These reviews include the examination of the risk to particular industries and countries. The results of these industry and country reviews are reported regularly to the Board of Directors. Recommendations are made by the Loan Policy Committee to the Board to adjust limits to various industries and countries.

     The Bank uses advanced modeling techniques to evaluate risks within the various portfolios. These techniques include the use of independent data to assist in the evaluation of broad risks within the Bank’s credit portfolios. Results of these evaluations also assist in determining whether limits or policies need to be changed.

CONSUMER

Decisions on retail credits and the smallest commercial loans are generally made through the use of sophisticated scoring models. These models are subject to ongoing review to assess their key parameters and ensure that they are creating the desired business and risk results. Proposed changes to these models or their parameters require analysis and recommendation by a credit unit independent of the business line, and approval by the appropriate senior credit committee.

     Consumer credit portfolios are reviewed on a monthly basis for emerging trends in credit quality. Individual borrowers are assessed on an ongoing basis through the use of scoring models and internal analysis of predictive characteristics.

RISK DIVERSIFICATION

The Bank’s credit policies and limits are intended to ensure broad diversification across various types of credit risk. Limits are set for individual borrowers, particular industries, countries and certain types of lending. These various limits are determined taking into account the relative risk of the borrower, industry or country. The Bank’s exposures to various regions and types of borrowers reflect this diversification and are displayed in the following charts and in Tables 15 and 16 on pages 68 and 69.

PORTFOLIO REVIEW

Domestic retail credit quality is in excellent condition. Industry-leading customer-centric credit adjudication and portfolio management methodologies ensure consistent credit quality and early identification of problem loans. Exposure within the domestic commercial portfolio is well diversified and geographically dispersed, with the largest segments of the portfolio in the automotive, real estate and wholesale industries.

     International portfolios, excluding Argentina, also performed well in 2002. Although the market uncertainty with respect to the political situation in Brazil has lessened, the Bank is closely monitoring its Brazilian risk. The Bank’s exposure of $1,065 million is almost entirely in government bonds and trade finance, and has declined during the year.

     Scotia Capital’s U.S. loan portfolio experienced a difficult year. General economic conditions and the impact of certain well-publicized corporate scandals adversely affected credit quality. As well, two broad industry groupings, namely telecommunications and cable and, more recently, power and energy trading, experienced breaches of loan covenants and frequent debt rating downgrades by rating agencies. This contributed to liquidity crises for a number of companies and an inability to access the capital markets. Details of the Bank’s exposure to these industry groupings are set out in Table 17 on page 70.

     The Bank believes that the telecommunications and cable sector has stabilized, and does not expect much further deterioration in the credit quality of this portfolio. The power and energy trading sector has been experiencing significant dislocation due to over-expansion in generating capacity and weaker demand. Certain segments of the sector remain under pressure, and the Bank is closely monitoring its exposures.

2002 SCOTIABANK ANNUAL REPORT	61

     Given the high credit losses and inadequate returns from Scotia Capital’s U.S. loan portfolio, the Bank is reducing its limits for individual borrowers and re-examining its limits for particular industries. In addition, the Bank plans to reduce the size of the corporate loan portfolio and focus on fewer corporate relationships.

Market Risk

Market risk refers to the risk of loss resulting from changes in interest rates, foreign exchange rates, market prices and volatilities that arise from the Bank’s funding, investment and trading activities.

FUNDING	INVESTMENT	TRADING
- interest rate risk	- interest rate risk	- interest rate risk
- foreign exchange risk	- foreign exchange risk	- foreign exchange risk
	- equities risk	- equities risk
- commodities risk

Interest rate risk arises where there is a mismatch between positions that are subject to interest rate adjustment within a specified period. Interest rate risk also includes changes in credit spreads, which represent the premium charged by the market for differences in general or specific credit quality and liquidity. Foreign exchange risk arises from trading activities, foreign currency earnings and investments in foreign subsidiaries. Market risk also arises when the Bank is exposed to changes in prices for assets such as precious metals and equities.

     Market risk exposures are managed through key policies, standards and limits established by the Board of Directors, which are formally reviewed and approved by the Board at least annually. In addition, the Board receives regular reports on risk exposures and performance of the various lines of business.

     Within the policy and limit framework established by the Board, the Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities. All market risk limits are reviewed at least annually.

RISK MEASUREMENT

The Bank uses a variety of techniques to identify, measure and control the market risks it assumes in its various activities. The application of these techniques is evaluated on an ongoing basis to ensure the accuracy of the results and the quality of the analysis. The key market risk measurement techniques are summarized below.

VALUE AT RISK

Value at risk (VAR) is an estimation of the potential for loss of value that could result from holding a position for a specified period of time within a given level of statistical confidence. For trading books, VAR is calculated daily at a 99% confidence level, for one- and 10-day holding periods, using historical simulations based on 300 days of market data. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 200 stress scenarios on a monthly basis. A selected set of stress tests is performed daily. From time to time, the Bank also uses stress-testing scenarios to evaluate the integrity of its investment portfolio, using stress tests based on specific market events.

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios through time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is primarily used to measure interest rate sensitivity. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes. The Bank applies gap analysis in its retail and wholesale banking operations.

FUNDING AND INVESTMENT ACTIVITIES

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

62	2002 SCOTIABANK ANNUAL REPORT

INTEREST RATE RISK

Interest rate risk arising from the Bank’s funding and investment activities is subject to two key Board-approved global limits. These limits are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit protects shareholder value by measuring the impact of a specified increase in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. During fiscal 2002, central banks adopted a more neutral policy on interest rates. In anticipation of this action, the Bank took steps to reduce its liability gaps in both Canadian dollar and foreign currencies. The chart above shows that the Bank’s one-year Canadian dollar liability gap has been decreasing since January 2002, and was in a modest asset-sensitive position for much of the year. As a result, the margin contribution from these risk positions declined slightly in 2002.

     Liability gaps in foreign currencies have also been reduced since January 2002. This decline is most pronounced in the U.S. dollar, which is the largest currency component. Margins on the foreign currency risk positions increased slightly in fiscal 2002, as exposures were positioned to benefit from falling rates.

     Based on the Bank’s interest rate positions at year end 2002, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $31 million over the next 12 months. During fiscal 2002, this measure has ranged between $31 million and $(104) million. This same shock would reduce the present value of the Bank’s net assets by approximately $304 million ($549 million in 2001).

FOREIGN CURRENCY RISK

Foreign currency risk arising from the Bank’s investments in foreign subsidiaries and foreign currency operations is subject to a Board-approved limit. Foreign currency exposures are reviewed and managed by the Liability Committee.

EQUITIES RISK

Equities risk arises from the Bank’s investing activities, and is subject to Board-approved limits. These investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

INVESTMENT PORTFOLIOS

Investment portfolios generally consist of debt and equity securities held for liquidity, longer-term capital appreciation or attractive after-tax yields. Investment holdings are subject to Board-approved limits. The market value of the Bank’s investment securities portfolio was $25 million below book value at the end of the year, versus a surplus of $537 million last year. This decline was due to weak equity markets, lower values of emerging market debt and sales of investments in 2002. These sales resulted in realized gains of $179 million net of equity and merchant banking investment writedowns.

TRADING ACTIVITIES

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between exploiting profitable trading opportunities and managing earnings volatility, within a framework of sound and prudent practices. Trading activity is customer focused, but also includes a proprietary component. Trading risks are subject to the controls described below.

     Trading activity is subject to explicit limits which are established by currency, instrument, position and term. Positions are marked to market daily, and valuations are reviewed independently on a regular basis. The back office and risk management units independently review and report on all aspects of trading activity. They provide daily reports of profit and loss, VAR and limit compliance to appropriate departments and executive management for evaluation and action.

     Independent risk management units conduct regular reviews of models and valuations. These units execute and analyze stress testing, sensitivity analysis and VAR calculations, and review and participate in new product development.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. The Market Risk Management and Policy Committee also sets VAR limits by business line and reviews the results monthly.

     As the following table demonstrates, during fiscal 2002 the 10-day VAR for trading activities averaged $25.0 million, up $4.0 million from 2001. The increase is due to larger interest rate risk positions, combined with higher market volatility. These were partially offset by an increase in the degree to which risk is diversified among the risk factors. Trading businesses actively changed the size and direction of their interest

2002 SCOTIABANK ANNUAL REPORT	63

rate positions in response to changing economic and market conditions during the year. As a result, the VAR ranged from a low of $10.4 million to a high of $50.0 million.

10-DAY VAR BY RISK FACTOR (AVERAGE, IN $ MILLIONS)

Risk Factor	2002	2001

Interest rate	$23.5	$13.4
Equities	11.5	13.7
Foreign exchange	5.4	3.9
Commodities	2.5	2.3
(Diversification)	(17.9)	(12.3)

Total VAR	$25.0	$21.0

     The histogram below shows the distribution of daily trading revenue for fiscal 2002. Daily trading revenue was positive more than 90% of the time and averaged $3.0 million per day. The growth in trading revenue is due to successful positioning in the interest rate markets and growth in the credit and equity derivatives portfolios.

     The Bank has not experienced any trading losses this year that exceeded the one-day VAR estimate, as can be seen in the graph below.

DERIVATIVE PRODUCTS

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products to hedge interest rate risk exposure. Forwards, swaps and options are also used to manage foreign exchange risk. As a dealer, the Bank markets derivatives to its customers and engages in position taking for its own account.

     The Bank trades in a wide variety of instruments, including interest rate swaps and options, currency swaps, equity and credit derivatives, as well as more complex structured products.

     All derivative transactions are subject to the market risk control, reporting and analytical techniques noted above under Trading Activities. Additional controls and analytical techniques are also applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. More than 90% of the credit risk amount arising from the Bank’s derivative transactions is with investment grade counter-parties, consistent with the results reported in 2001.

     The Bank’s credit derivatives activities continued to expand during fiscal 2002, with growth primarily due to credit default swaps as well as structured transactions. The Bank transacts credit default swaps in its trading and investment activities and, in addition, uses them to manage its credit risk. Structured transactions may involve combinations of cash and derivative products. Prior to their approval, these transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax and other risks. These transactions are subject to a cross-functional review and sign off from the Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are subject to review by senior risk management committees. Once executed, the transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions, with special emphasis placed on credit ratings of the reference assets, and the valuation of credit derivatives and reference assets in these deals. The market risk in these deals is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk.

Liquidity Risk

Liquidity refers to the ability to meet financial obligations and to fund the growth of assets. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable time period to meet obligations as they

64	2002 SCOTIABANK ANNUAL REPORT

come due. Liquidity management includes estimating and satisfying the liquidity requirements of the Bank in the most cost-effective way.

     The Board of Directors approves the Bank’s liquidity and funding management policies and establishes limits to control the Bank’s global net cumulative cash flow gap and minimum core liquid assets for key global currencies. The Board of Directors entrusts the responsibility for liquidity risk management to the most senior executives of the Bank through the Liability Committee. The Liability Committee meets weekly to evaluate the Bank’s liquidity profile and discuss the strategic approach required to achieve the desired liquidity profile.

     The Bank assesses the adequacy of its liquidity position by analyzing its current liquidity position, present and anticipated funding requirements, and alternative sources of funds. Future cash inflows and outflows are forecast daily.

     As part of the process of the ongoing measurement of funding requirements, the Bank analyzes liquidity requirements under various scenarios, and reviews the underlying assumptions for such scenarios periodically. Contingency plans have been developed that include strategies for managing a liquidity crisis and procedures for addressing cash flow shortfalls in emergency situations, and these plans are updated annually.

     The Bank maintains large holdings of liquid assets to support its operations. These liquid assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2002, liquid assets were $67 billion (2001 — $63 billion), equal to 23% of total assets versus 22% the previous year. These assets consisted of securities, 70% (2001 — 68%), and cash and deposits, 30% (2001 — 32%). The Bank pledges securities and other liquid assets in order to secure an obligation, participate in clearing or settlement systems, or to operate in foreign jurisdictions. As at October 31, 2002, total assets pledged were $44 billion (2001 —$46 billion). Most of the pledging is associated with the Bank’s securities repurchase and borrowing activities.

     Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients were $135 billion as at October 31, 2002, versus $134 billion last year. This increase was relatively modest due to the redemption of debentures and the sale of the operations of Scotiabank Quilmes. As at October 31, 2002, the Bank’s core funds represent 46% of total funding (2001 — 47%). In order to ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity.

     The Bank has further enhanced its funding through note issuance programs and the sale of mortgage-backed securities. The Bank issued $3.2 billion in euro medium-term notes and $2.3 billion of mid-term notes in the domestic and U.S. markets. Further details of the Bank’s outstanding medium-term notes are provided in the table below. The Bank also sold $1.8 billion of NHA mortgage-backed securities to Canada Housing Trust as a participant in the Canada Mortgage Bond Program.

MEDIUM-TERM NOTE MATURITIES ($ MILLIONS)

	Wholesale	Euro
	deposit notes	MTN	Total

Less than one year	$1,027	$2,930	$3,957
One to five years	2,929	5,319	8,248
Greater than five years	632	100	732

Total	$4,588	$8,349	$12,937

Off-Balance Sheet Arrangements Involving Special Purpose Entities

Off-balance sheet arrangements involving special purpose entities (SPEs) are utilized by the Bank in the ordinary course of business and fall into two broad categories:

•	From time to time the Bank uses SPEs to securitize certain assets, such as personal loans, mortgages and corporate loans. These securitizations allow the Bank to diversify its funding sources and manage its capital requirements.

•	To assist customers in meeting their financing needs and achieving their investment objectives, the Bank markets products that may involve the use of SPEs.

     Depending on the nature of the transaction, off-balance sheet arrangements involving SPEs may expose the Bank to credit, market, liquidity or operational risks. SPEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that these risks, as well as accounting, related party and ownership issues are properly addressed. As well, steps are taken to ensure that any funding risk associated with off-balance sheet SPEs is properly managed.

     The Bank provides liquidity support to certain SPEs through standby funding arrangements, which are part of the Bank’s indirect commitments to extend credit, as disclosed in Note 20 to the consolidated financial statements on page 103.

2002 SCOTIABANK ANNUAL REPORT	65

Table 11   Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2002 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$87.2	$16.7	$40.2	$6.1	$150.2
Liabilities	76.6	23.8	27.7	22.1	150.2

Gap	10.6	(7.1)	12.5	(16.0)
Cumulative gap	10.6	3.5	16.0	—

Foreign currencies
Assets	107.7	11.1	16.6	10.8	146.2
Liabilities	109.2	15.6	6.6	14.8	146.2

Gap	(1.5)	(4.5)	10.0	(4.0)
Cumulative gap	(1.5)	(6.0)	4.0	—

Total Gap	$9.1	$(11.6)	$22.5	$(20.0)
Cumulative gap	9.1	(2.5)	20.0	—

As at October 31, 2001:
Gap	$(13.4)	$(1.3)	$33.3	$(18.6)
Cumulative gap	(13.4)	(14.7)	18.6	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

Table 12   Liquidity

For the fiscal years ($ millions)	2002	2001	2000	1999	1998

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$868	$1,062	$648	$642	$680
Deposits with other banks	686	1,124	1,131	1,327	1,399
Securities	30,310	25,284	22,129	16,571	15,109
Call and short loans	—	—	—	—	—

	31,864	27,470	23,908	18,540	17,188

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,370	2,147	1,598	1,302	1,680
Deposits with other banks	16,348	15,827	15,368	13,844	19,141
Securities	16,194	17,702	12,058	10,229	7,531
Call and short loans	—	291	—	—	86

	34,912	35,967	29,024	25,375	28,438

Total liquid assets
Cash and deposits with Bank of Canada	3,238	3,209	2,246	1,944	2,360
Deposits with other banks	17,034	16,951	16,499	15,171	20,540
Securities	46,504	42,986	34,187	26,800	22,640
Call and short loans	—	291	—	—	86

	$66,776	$63,437	$52,932	$43,915	$45,626

Liquid assets as a % of total assets	22.5%	22.3%	20.9%	19.7%	19.5%

66	2002 SCOTIABANK ANNUAL REPORT

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behaviour and systems, or from external events. Operational risk is inherent in each of the Bank’s business and key support activities and can manifest itself in various ways. These include breakdowns, errors, business interruptions and inappropriate behaviour of employees, and can potentially result in financial losses and other damage to the Bank.

     Operational losses can be categorized into the following loss types:

•	Errors or breakdowns in transaction processing, including compensation paid to customers, and disbursements made to incorrect parties and not recovered;

•	Legal liability arising from failure to meet legislative or contractual requirements, including employment standards and health or safety laws;

•	Fines and penalties incurred as a result of failure to comply with regulations or legislation;

•	Losses due to fraud, theft and unauthorized activities; and

•	Loss or damage to assets due to natural disasters, acts of terrorism or war, or other accidents.

     Operational risks are managed and controlled within the individual business lines, and a wide variety of checks and balances to address operational risks have been developed as an important part of our risk management culture. They include the overall, group-wide standards established to ensure proper risk analysis and control, including risk management policies, a rigorous planning process, regular organizational review, thorough enforcement of the Bank’s Guidelines for Business Conduct, and clearly defined and documented approval authorities.

     Examples of safeguards developed to minimize the potential for material adverse impact on the Bank include:

•	Continuous identification, measurement, assessment and management of operational risks faced by the Bank;

•	Trained and competent staff, including a knowledgeable and experienced management team committed to risk management;

•	Segregation of duties and delegation of authority within business units; and

•	A comprehensive business recovery planning process, including business resumption plans for all key operations areas, and extensive on- and off-site backup facilities to ensure the availability of service delivery.

     As well, regular audits by an experienced independent internal audit department include comprehensive reviews of the design and operation of internal control systems in all business and support groups, new products and systems, and the reliability and integrity of data processing operations.

     As part of the Bank’s strong control culture, units are also subject to a standard, documented compliance program, the elements of which are regulatory awareness, regulatory risk assessment, compliance monitoring, non-compliance and problem resolution, and compliance reporting. This program is managed by the Group Compliance Department via a network of compliance officers who have specific subsidiary, business line or departmental compliance responsibilities.

     The Bank’s central operational risk management unit is responsible for developing and implementing group-wide methodologies for identifying, measuring, assessing and managing operational risk. In fulfilling its mandate, it has developed a centralized database of operational losses to support risk quantification. As well, it has introduced a self-assessment program whereby the management of all significant units identify their most significant risks and assess the related control environment to ensure that those risks are being effectively managed. The self-assessment program will be deployed group-wide during 2003.

2002 SCOTIABANK ANNUAL REPORT	67

SUPPLEMENTARY DATA*

CREDIT RISK

Table 13   Geographic distribution of earning assets

	2002

		% of
		earning
As at September 30 ($ billions)	Balance	assets	2001	2000	1999	1998

North America
Canada	$147.8	54.8%	$135.3	$133.0	$122.7	$119.2
United States	46.4	17.2	43.1	44.0	38.9	38.9

	194.2	72.0	178.4	177.0	161.6	158.1

Europe
United Kingdom	10.2	3.8	10.4	9.2	8.1	8.8
Germany	2.8	1.1	3.5	3.3	2.4	2.3
Ireland	2.6	0.9	1.4	0.9	1.2	0.8
France	1.4	0.5	1.5	1.9	1.7	2.4
Other	6.1	2.3	6.6	5.0	5.2	6.8

	23.1	8.6	23.4	20.3	18.6	21.1

Asia
South Korea	2.3	0.8	1.5	1.4	1.4	1.2
Japan	1.6	0.6	1.4	1.3	1.3	2.6
Malaysia	1.6	0.6	1.7	1.3	1.2	0.8
Hong Kong	1.2	0.5	1.4	2.0	1.6	1.7
Other	3.3	1.2	3.0	2.4	2.3	3.1

	10.0	3.7	9.0	8.4	7.8	9.4

Caribbean
Jamaica	3.4	1.3	3.2	2.8	2.7	2.4
Puerto Rico	2.6	0.9	2.4	2.1	2.0	2.0
Bahamas	1.8	0.7	1.7	1.5	1.4	1.3
Trinidad &Tobago	1.7	0.6	1.7	1.5	1.3	1.2
Other	5.9	2.2	5.2	4.6	4.2	4.0

	15.4	5.7	14.2	12.5	11.6	10.9

Latin America
Mexico	20.3	7.5	19.7	1.5	1.2	1.4
Chile	3.6	1.3	3.0	3.1	0.4	0.4
Argentina	0.2	0.1	3.7	3.7	3.3	3.4
Other	3.7	1.4	3.9	3.3	2.8	2.9

	27.8	10.3	30.3	11.6	7.7	8.1

Middle East and Africa	0.5	0.2	0.4	0.4	0.6	0.6

General allowance(1)	(1.5)	(0.5)	(1.5)	(1.3)	(1.3)	(0.6)

Total	$269.5	100.0%	$254.2	$228.9	$206.6	$207.6

(1)	As at October 31.

•     Certain comparative amounts in this report have been reclassified to conform with current year presentation.

68	2002 SCOTIABANK ANNUAL REPORT

Table 14   Cross-border exposure to select geographic areas(1)

					Investment in
		Interbank		Government	subsidiaries		2002	2001
As at October 31 ($ millions)	Loans	deposits	Trade	securities	and affiliates	Other	Total	Total

Asia
Thailand	$78	$—	$31	$—	$—	$1	$110	$144
Indonesia	55	—	—	—	—	—	55	128
Malaysia	657	1	6	312	145	1	1,122	1,031
The Philippines	59	—	6	197	—	—	262	313

	849	1	43	509	145	2	1,549	1,616

South Korea	889	—	752	630	—	22	2,293	1,554
Hong Kong	677	—	30	31	—	20	758	568
Other(2)	165	177	147	168	—	9	666	412

	2,580	178	972	1,338	145	53	5,266	4,150

Latin America
Mexico	995	—	244	766	465 (3)	4	2,474	2,082
Brazil	45	—	522	498	—	—	1,065	1,140
Argentina	73	—	9	82	—	—	164	914
Venezuela	6	—	3	190	100	1	300	350
Chile	293	174	76	—	215 (3)	5	763	688
Other(4)	1,192	24	74	100	126	2	1,518	1,464

	2,604	198	928	1,636	906	12	6,284	6,638

Central and Eastern Europe	—	—	1	5	—	—	6	6

Total	$5,184	$376	$1,901	$2,979	$1,051	$65	$11,556	$10,794

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes China, Singapore and Taiwan.
(3)	Excludes goodwill of $36 in Mexico and $110 in Chile.
(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 15   Loans and acceptances by geography

						Percentage mix
Excludes reverse repos
As at September 30 ($ billions)	2002	2001	2000	1999	1998	2002	1998

Canada
Atlantic provinces	$9.4	$9.3	$9.2	$9.1	$9.0	5.9%	6.2%
Quebec	7.1	6.9	8.1	7.5	7.6	4.4	5.3
Ontario	55.5	51.5	50.7	48.3	48.1	34.5	33.4
Manitoba and Saskatchewan	4.8	4.8	4.4	4.2	4.1	3.0	2.8
Alberta	11.1	11.1	11.0	10.0	9.9	6.9	6.9
British Columbia	12.3	12.2	12.4	12.1	12.2	7.6	8.4

	100.2	95.8	95.8	91.2	90.9	62.3	63.0

International
United States	21.5	21.5	23.5	22.0	25.5	13.3	17.7
Europe	10.8	10.3	9.3	7.9	9.1	6.7	6.3
Caribbean	11.6	10.6	9.4	8.7	8.4	7.2	5.8
Asia	4.9	5.2	5.8	5.7	5.9	3.0	4.1
Latin America	13.1	15.0	7.6	4.4	4.7	8.2	3.2
Middle East and Africa	0.3	0.3	0.3	0.4	0.4	0.2	0.3

	62.2	62.9	55.9	49.1	54.0	38.6	37.4

General allowance(1)	(1.5)	(1.5)	(1.3)	(1.3)	(0.6)	(0.9)	(0.4)

Total loans and acceptances	$160.9	$157.2	$150.4	$139.0	$144.3	100.0%	100.0%

(1)	As at October 31.

2002 SCOTIABANK ANNUAL REPORT	69

Table 16   Loans and acceptances by type of borrower

Excludes reverse repos	2002

As at September 30 ($ billions)	Balance	% of total	2001	2000	1999

Loans to households
Residential mortgages	$55.9	34.8%	$52.5	$49.8	$47.6
Personal loans	22.9	14.2	19.7	17.7	16.5
	78.8	49.0	72.2	67.5	64.1
Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	3.6	2.3	3.5	4.3	3.3
Food and beverage	3.2	2.0	3.4	3.0	2.5
Forest products	2.6	1.6	2.5	2.1	2.2
Agriculture	2.3	1.4	2.3	2.2	2.0
Chemicals	2.2	1.3	2.7	2.0	1.8
Electrical and other machinery	2.0	1.2	3.2	2.9	2.7
Primary metals	1.9	1.2	2.2	2.1	2.0
Mining	1.9	1.2	1.7	1.5	1.8
Other	4.0	2.5	4.9	5.4	4.4

	23.7	14.7	26.4	25.5	22.7
Automotive manufacturing and distribution	5.5	3.4	5.6	6.0	5.8
Banks and other financial services	5.5	3.4	4.4	4.7	4.4
Transportation	5.2	3.2	4.8	5.3	4.6
Wholesale and retail distribution, excluding automotive	5.0	3.1	6.4	6.8	6.7
Utilities	4.9	3.0	3.9	2.6	2.3
Telecommunications and cable	4.8	3.0	4.9	4.1	2.4
Real estate	3.4	2.1	3.5	4.5	4.1
Media	3.3	2.1	3.4	3.6	2.9
Construction	3.1	1.9	3.6	3.1	2.8
Hotels	3.0	1.9	3.1	2.7	2.5
Holding companies	1.5	0.9	1.7	2.2	2.6
Health services	1.4	0.9	1.4	1.6	1.9
Government	1.3	0.8	1.8	0.9	0.9
Commercial mortgages	1.3	0.8	1.4	1.7	1.6
Other services	10.7	6.7	10.2	8.9	8.0

	83.6	51.9	86.5	84.2	76.2
General allowance(1)	(1.5)	(0.9)	(1.5)	(1.3)	(1.3)

Total loans and acceptances	$160.9	100.0%	$157.2	$150.4	$139.0

(1)	As at October 31.

70	2002 SCOTIABANK ANNUAL REPORT

Table 17   Exposure to power and telecommunication sectors

Loans and acceptances, as at October 31, 2002 ($ millions)	Investment grade	Non-investment grade	Total

POWER SECTOR(1)
Regulated utilities	$1,213	$630	$1,843
Diversified generation	—	789	789
Independent power projects with power purchase agreements	558	475	1,033
Other power projects	202	1,005	1,207

Total	$1,973	$2,899	$4,872

TELECOMMUNICATION SECTOR
Cable operators	$223	$1,666	$1,889
Regulated telephone	1,112	249	1,361
Unregulated telephone	69	374	443
Wireless	167	782	949
Other	—	180	180

Total	$1,571	$3,251	$4,822

(1)	Loans in the Power sector are included in the Utilities category in Table 16 on the previous page.

Table 18   Off-balance sheet credit instruments

As at October 31 ($ billions)	2002	2001	2000	1999	1998

Guarantees and letters of credit	$17.0	$12.5	$12.0	$11.5	$11.5
Commitments to extend credit	127.0	132.6	127.7	115.0	101.5
Securities lending and purchase commitments	3.7	3.9	5.5	3.0	3.1

Total	$147.7	$149.0	$145.2	$129.5	$116.1

2002 SCOTIABANK ANNUAL REPORT	71

Table 19   Changes in net impaired loans(1)

As at October 31 ($ millions)	2002	2001	2000	1999	1998

Gross impaired loans
Balance at beginning of year	$4,439	$2,741	$2,380	$2,291	$2,137
Acquisition of subsidiaries	—	906	121	—	237
Net additions	3,054	1,820	965	809	368
Disposal of Scotiabank Quilmes operations(2)	(1,006)	—	—	—	—
Writeoffs	(2,376)	(1,165)	(781)	(658)	(552)
Foreign exchange and other	(124)	137	56	(62)	101

Balance at end of year	3,987	4,439	2,741	2,380	2,291

Allowance for credit losses(3)
Balance at beginning of year	4,180	2,802	2,536	1,870	1,544
Acquisition of subsidiaries	—	919	153	—	160
Provision for credit losses charged to:
Income	2,029	1,425	765	635	595
Retained earnings	—	—	—	550 (4)	—
Disposal of Scotiabank Quilmes operations(2)	(504)	—	—	—	—
Writeoffs	(2,376)	(1,165)	(781)	(658)	(552)
Recoveries	169	123	113	138	57
Foreign exchange and other	(131)	76	16	1	6

Balance at end of year	3,367	4,180	2,802	2,536	1,870

Net impaired loans		(61
Balance at beginning of year	259	(61)	(156)	421	593
Net change in gross impaired loans	(452)	1,698	361	89	154
Net change in allowance for credit losses	813	(1,378)	(266)	(666)	(326)

Balance at end of year	$620	$259	$(61)	$(156)	$421

(1)	Excludes net impaired loans pertaining to designated emerging markets.
(2)	Includes foreign exchange impact.
(3)	Comprises specific and general allowances.
(4)	Refer to footnote (1) on page 120.

Table 20   Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2002		2001	2000	1999	1998

Domestic
Retail	$177		$140	$140	$150	$216
Commercial	82		106	28	84	80

	259		246	168	234	296

International
Latin America	434	(1)	162	99	73	26
Caribbean	73		62	61	33	29
Asia	13		25	16	—	97
Europe	3		1	9	9	3

	523		250	185	115	155

Scotia Capital
Canada	37		38	33	(87)	2
United States	1,131		671	308	229	55
Other	79		45	71	(6)	(13)

	1,247		754	412	136	44

Total	$2,029		$1,250	$765	$485	$495

(1)	Includes specific provisions of $454 established against Argentina, including cross-border exposure.

72	2002 SCOTIABANK ANNUAL REPORT

Table 21   Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2002	2001	2000	1999	1998

Canada
Residential mortgages, personal and credit cards	0.26%	0.23%	0.23%	0.25%	0.37%
Business	0.29	0.34	0.15	(0.01)	0.22
U.S. and Other International	2.06	1.22	0.87	0.57	0.40

Weighted subtotal — specific provisions	1.05	0.68	0.46	0.31	0.34

General provision	—	0.10	—	0.10 (1)	0.07

Weighted total	1.05%	0.78%	0.46%	0.41%	0.41%

(1)	Refer to footnote (1) on page 120.

CAPITAL

Table 22   Capital funding activity

Issues		Maturities/Redemptions/Repurchases

Tier 1 Capital		Preferred shares

April 30, 2002	$750,000,000 Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust	July 29, 2002	$200,000,000 Series 7 non-cumulative preferred shares

		October 29, 2002	$300,000,000 Series 6 non-cumulative preferred shares

Subordinated debentures

		December 4, 2001	$350,000,000 6.00% debentures due December 4, 2006

		June 12, 2002	$300,000,000 6.25% debentures due June 12, 2007

		July 15, 2002	US$500,000,000 6.50% debentures due July 15, 2007

2002 SCOTIABANK ANNUAL REPORT	73

Table 23 Risk-weighted assets

As at October 31 ($ billions)			2002		2001

Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 -- 20%	Cash resources	$20.3	$3.0	$20.2	$3.0
—	0 -- 100%	Securities(1)	56.2	10.3	53.3	11.3
—	0 -- 50%	Residential mortgages	56.3	15.8	52.3	13.7
—	0 -- 100%	Loans and acceptances	137.8	97.2	132.5	99.8
—	0 -- 100%	Other assets	25.8	5.9	26.1	6.1

		Total on-balance sheet	296.4	132.2	284.4	133.9

Off-balance sheet
		Indirect credit instruments:
0%	—	One year and under credit commitments	87.5	—	92.2	—
20%	0 -- 100%	Short-term trade letters of credit	0.8	0.1	0.8	0.1
50%	0 -- 100%	Longer-term credit commitments	39.5	17.1	40.4	17.7
50%	0 -- 100%	Non-financial guarantees, standby letters of credit, NIFs and RUFs	5.6	2.8	4.8	2.4
100%	0 -- 100%	Financial guarantees, standby letters of credit, securities lending and purchase commitments	14.3	6.9	10.8	4.5

			147.7	26.9	149.0	24.7

		Interest rate instruments:
0 -- 1.5%	0 -- 50%	Futures and forward rate agreements	193.9	—	192.7	0.1
0 -- 1.5%	0 -- 50%	Interest rate swaps	537.8	3.3	514.1	3.3
0 -- 1.5%	0 -- 50%	Interest rate options	98.0	0.2	108.2	0.2

			829.7	3.5	815.0	3.6

		Foreign exchange instruments:
1 -- 7.5%	0 -- 50%	Futures and foreign exchange contracts	213.9	1.5	204.2	1.5
1 -- 7.5%	0 -- 50%	Currency swaps	54.0	0.9	50.2	0.9
1 -- 7.5%	0 -- 50%	Currency options	8.3	0.1	9.2	0.1

			276.2	2.5	263.6	2.5

6 -- 15%	0 -- 50%	Other derivative instruments	35.8	0.9	26.4	0.9

		Total off-balance sheet	1,289.4	33.8	1,254.0	31.7

		Total gross and risk-weighted assets	1,585.8	166.0	1,538.4	165.6

		Impact of master netting		(3.3)	—	(2.8)

		Market risk — risk assets equivalent(1)		2.7	—	2.0

		Total	$1,585.8	$165.4	$1,538.4	$164.8

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

74	2002 SCOTIABANK ANNUAL REPORT

OTHER INFORMATION

Table 24   Charges related to the sale of the operations of Scotiabank Quilmes

	For the three months ended		Fiscal year

($ millions)	Oct. 31 2002	Jan. 31 2002	2002	2001

Provision for (recovery of) credit losses	$(46)	$500	$454	$50
Other income:
Loss on securities	—	20	20	40
Investment banking	(4)	—	(4)	—
Other(1)	—	87	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations(2)	237	—	237	—

Total provision and charges before income taxes	187	607	794	100
Provision for (recovery of) income taxes	(187)	(67)	(254)	(38)

Total	$—	$540	$540	$62

(1)	Reflects the loss from pesofication (the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at non-market rates, as mandated by the Argentine government).
(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

Table 25   Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2002	2001	2000	1999(2)	1998

Net interest income	2.34%	2.37%	2.26%	2.11%	2.11%
Provision for credit losses	(0.69)	(0.53)	(0.32)	(0.28)	(0.28)
Other income	1.33	1.50	1.54	1.39	1.33

Net interest and other income	2.98	3.34	3.48	3.22	3.16
Non-interest expenses	(2.01)	(2.08)	(2.16)	(2.08)	(2.08)
Restructuring provision and goodwill writeoff	—	—	0.01	0.01	—

Net income before the undernoted:	0.97	1.26	1.33	1.15	1.08
Provision for income taxes and non-controlling interest	(0.36)	(0.46)	(0.52)	(0.47)	(0.43)

Net income	0.61%	0.80%	0.81%	0.68%	0.65%
Average total assets ($ billions)	$296.9	$271.8	$238.7	$229.0	$214.0

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2002 — $268 million; 2001 — $230 million; 2000 — $194 million; 1999 — $163 million; 1998 — $129 million.
(2)	Refer to footnote (1) on page 120.

2002 SCOTIABANK ANNUAL REPORT	75

Table 26   General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2002	2001	2000	1999	1998

General allowance	$1,475	$1,475	$1,300	$1,300	$600

Investment securities
Common and preferred shares	$(131)	$35	$466	$244	$50
Emerging market bonds	219	298	388	154	(76)
Other fixed income	(113)	204	9	(98)	107

	$(25)	$537	$863	$300	$81

Table 27   Assets under administration and management

As at September 30 ($ billions)	2002	2001	2000	1999	1998

Assets under administration
Personal
Retail brokerage	$42.7	$41.7	$46.5	$36.0	$30.3
Investment management and trust	56.4	51.3	47.3	46.9	38.8

	99.1	93.0	93.8	82.9	69.1

Mutual funds	11.8	11.3	10.5	8.8	8.0
Institutional	29.6	43.8	50.6	49.7	40.3

Total	$140.5	$148.1	$154.9	$141.4	$117.4

Assets under management
Personal	$7.8	$8.2	$8.7	$7.5	$6.8
Mutual funds	9.5	9.2	8.1	7.1	4.7
Institutional	1.5	1.7	2.0	1.6	2.0

Total	$18.8	$19.1	$18.8	$16.2	$13.5

Table 28   Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2002	2001

Audit	$8.4	$7.8
Audit-related	3.2	1.6

	11.6	9.4
Financial information systems consulting	—	—
All other consulting services	2.7	3.5

	$14.3	$12.9

76	2002 SCOTIABANK ANNUAL REPORT

Table 29   Selected quarterly information

	2002				2001

As at and for the three months ended	Q4(1)	Q3	Q2	Q1(2)	Q4	Q3	Q2	Q1

OPERATING RESULTS ($ millions)
Net interest and other income	2,653	2,658	2,703	2,603	2,658	2,681	2,549	2,383
Provision for credit losses	429	400	350	850	350	325	350	400
Non-interest expenses	1,562	1,395	1,505	1,512	1,490	1,518	1,394	1,260
Income taxes	7	240	208	146	212	243	232	189
Net income	583	564	598	52	566	554	539	510
Preferred dividends	24	27	27	27	27	27	27	27
Net income available to common shareholders	559	537	571	25	539	527	512	483

OPERATING MEASURES (%)
Return on equity	16.5	16.2	18.3	0.8	17.0	17.3	17.9	17.0
Productivity ratio	57.4	51.1	54.3	56.7	54.6	55.4	53.7	51.7
Net interest margin (TEB)(3)	2.28	2.33	2.34	2.41	2.46	2.43	2.34	2.23

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ billions)
Cash and securities	76.5	78.0	82.1	82.4	73.4	68.7	68.8	68.3
Loans and acceptances	194.1	194.7	191.4	187.7	184.7	182.0	184.7	185.4
Total assets	296.4	299.8	297.1	294.5	284.4	271.2	274.9	272.8
Deposits	195.6	197.5	195.4	194.5	186.2	178.5	181.2	181.8
Subordinated debentures	3.9	3.9	5.0	5.0	5.3	5.3	5.3	5.3
Preferred shares	1.3	1.6	1.8	1.8	1.8	1.8	1.8	1.8
Common shareholders’ equity	13.5	13.4	13.0	12.6	12.8	12.3	11.9	11.4
Assets under administration	140.5	152.0	158.0	154.8	148.1	167.6	165.1	157.9
Assets under management	18.8	19.7	21.2	21.1	19.1	18.6	18.4	18.5

BALANCE SHEET MEASURES (%)
Tier 1 capital ratio	9.9	9.8	9.9	9.2	9.3	9.1	9.0	8.6
Total capital ratio	12.7	12.5	13.4	12.7	13.0	12.7	12.5	12.1
Common equity to risk-adjusted assets	8.6	8.3	8.3	8.0	8.1	7.9	7.8	7.4
Net impaired loans as a % of loans and acceptances(4)	0.32	0.52	0.27	0.36	0.14	0.22	0.38	0.58
Specific provision for credit losses as a % of average loans and acceptances	0.87	0.82	0.74	1.77	0.75	0.54	0.55	0.91

COMMON SHARE INFORMATION
Per share ($)
Basic earnings	1.11	1.07	1.13	0.05	1.08	1.05	1.02	0.97
Diluted earnings	1.09	1.05	1.11	0.05	1.05	1.04	1.01	0.95
Dividends	0.37	0.37	0.37	0.34	0.34	0.31	0.31	0.28
Book value	26.78	26.52	25.78	25.00	25.47	24.48	23.85	22.94
Share price ($)
High	51.23	56.19	55.88	50.74	50.50	47.75	47.85	45.95
Low	42.02	44.06	45.20	44.05	42.50	37.50	37.30	37.70
Close	45.88	49.25	53.95	48.59	43.85	45.35	38.05	45.45
Shares outstanding (millions)
Average — Basic	504.0	504.8	504.3	504.3	503.0	501.2	499.8	498.4
Average — Diluted	510.9	513.5	513.3	513.2	511.9	509.4	507.8	506.8
End of period	504.1	503.8	505.3	503.7	503.8	502.2	500.4	499.5
Market capitalization ($ billions)	23.1	24.8	27.3	24.5	22.1	22.8	19.0	22.7

VALUATION MEASURES
Dividend yield (%)	3.2	3.0	2.9	2.9	2.9	2.9	2.9	2.7
Dividend payout ratio (%)	33.3	34.7	32.7	681.0	31.7	29.5	30.3	28.9
Market value to book value multiple	1.7	1.9	2.1	1.9	1.7	1.9	1.6	2.0
Price to earnings multiple (trailing 4 quarters)	13.7	14.8	16.3	15.2	10.6	11.4	9.5	11.8

(1)	Excluding charges for Argentina, the financial results would have been as follows: net interest and other income $2,649, provision for credit losses $475, non-interest expenses $1,325 and income taxes $194. Net income would have been unchanged.
(2)	Excluding charges for Argentina, the financial results would have been as follows: net interest and other income $2,710, provision for credit losses $350, income taxes $213, net income $592, net income available to common shareholders $565, return on equity 17.3%, specific provision for credit losses as a % of average loans and acceptances 0.73%, basic earnings per share $1.12, diluted earnings per share $1.10, dividend payout ratio 30.4% and price to earnings multiple 11.4.
(3)	Taxable equivalent basis.
(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

2002 CONSOLIDATED FINANCIAL STATEMENTS

78	2002 SCOTIABANK ANNUAL REPORT

Consolidated Financial Statements

Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and objectivity of the financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit Committee of the Board of Directors.

     The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

     The Audit Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

     The Conduct Review Committee of the Board of Directors, composed entirely of outside directors, reviews and reports its findings to the Board of Directors on all related party transactions having a material impact on the Bank.

     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have examined the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such examination in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Peter C. Godsoe Chairman of the Board and Chief Executive Officer Toronto, December 3, 2002	Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer

Shareholders’ Auditors’ Report

TO THE SHAREHOLDERS OF THE BANK OF NOVA SCOTIA
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2002 and 2001, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

KPMG LLP Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants	Toronto, December 3, 2002

2002 SCOTIABANK ANNUAL REPORT	79

Consolidated Balance Sheet

As at October 31 ($ millions)	2002	2001

ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks	$1,664	$1,535
Interest-bearing deposits with banks	16,582	16,897
Precious metals	2,027	1,728

	20,273	20,160

Securities (Note 3)
Investment	21,602	25,450
Trading	34,592	27,834

	56,194	53,284

Loans (Note 4)
Residential mortgages	56,295	52,592
Personal and credit cards	23,363	20,116
Business and governments	77,181	79,460
Assets purchased under resale agreements	32,262	27,500

	189,101	179,668
Allowance for credit losses (Note 5 b)	3,430	4,236

	185,671	175,432

Other
Customers’ liability under acceptances	8,399	9,301
Land, buildings and equipment (Note 6)	2,101	2,325
Trading derivatives’ market valuation (Note 22 d)	15,821	15,886
Goodwill (Note 7)	299	400
Other intangible assets (Note 7)	305	334
Other assets (Note 8)	7,317	7,303

	34,242	35,549

	$296,380	$284,425

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 9)
Personal	$75,558	$75,573
Business and governments	93,830	80,810
Banks	26,230	29,812

	195,618	186,195

Other
Acceptances	8,399	9,301
Obligations related to assets sold under repurchase agreements	31,881	30,627
Obligations related to securities sold short	8,737	6,442
Trading derivatives’ market valuation (Note 22 d)	15,500	15,453
Other liabilities (Note 10)	15,678	15,369
Non-controlling interest in subsidiaries (Note 11)	1,912	1,086

	82,107	78,278

Subordinated debentures (Note 12)	3,878	5,344

Shareholders’ equity
Capital stock (Note 13)
Preferred shares	1,275	1,775
Common shares	3,002	2,920
Retained earnings	10,500	9,913

	14,777	14,608

	$296,380	$284,425

Peter C. Godsoe
Chairman of the Board and Chief Executive Officer

Arthur R. A. Scace
Director and Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

80	2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2002	2001	2000

INTEREST INCOME
Loans	$10,708	$13,049	$12,129
Securities	3,087	3,062	2,286
Deposits with banks	573	872	916

	14,368	16,983	15,331

INTEREST EXPENSE
Deposits	5,519	8,233	8,192
Subordinated debentures	203	303	324
Other	1,971	2,247	1,616

	7,693	10,783	10,132

Net interest income	6,675	6,200	5,199
Provision for credit losses (Note 5 b and Note 23)	2,029	1,425	765

Net interest income after provision for credit losses	4,646	4,775	4,434

OTHER INCOME
Deposit, payment and card services	836	772	624
Investment, brokerage and trust services	647	638	733
Credit fees	671	640	632
Investment banking	1,031	1,045	756
Net gain on investment securities (Note 3)	179	217	379
Securitization revenues	162	220	206
Other	416	539	335

	3,942	4,071	3,665

Net interest and other income	8,588	8,846	8,099

NON-INTEREST EXPENSES
Salaries and staff benefits	3,344	3,220	2,944
Premises and technology	1,183	1,133	995
Communications and marketing	489	502	428
Other	721	807	786
Loss on disposal of subsidiary operations (Note 23)	237	–	–
Restructuring provision for National Trustco Inc.	–	–	(34)

	5,974	5,662	5,119

Income before the undernoted	2,614	3,184	2,980

Provision for income taxes (Note 15)	601	876	990
Non-controlling interest in net income of subsidiaries	216	139	64

Net income	$1,797	$2,169	$1,926

Preferred dividends paid	105	108	108

Net income available to common shareholders	$1,692	$2,061	$1,818

Average number of common shares outstanding (thousands):
Basic	504,340	500,619	495,472
Diluted	512,752	508,995	501,253
Net income per common share (in dollars) (Note 17):
Basic	$3.36	$4.12	$3.67
Diluted	$3.30	$4.05	$3.63
Dividends per common share (in dollars)	$1.45	$1.24	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

2002 SCOTIABANK ANNUAL REPORT	81

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2002	2001		2000

PREFERRED SHARES (Note 13)
Bank:
Balance at beginning of year	$1,525	$1,525		$1,525
Redeemed	(500)	–		–

Balance at end of year	1,025	1,525		1,525
Scotia Mortgage Investment Corporation	250	250		250

Total	1,275	1,775		1,775

COMMON SHARES (Note 13)
Balance at beginning of year	2,920	2,765		2,678
Issued	101	155		87
Purchased for cancellation	(19)	–		–

Balance at end of year	3,002	2,920		2,765

RETAINED EARNINGS
Balance at beginning of year	9,913	8,435		6,953
Cumulative effect of adoption of new accounting standards	(76) (1)	(39	)(2)	–

	9,837	8,396		6,953
Net income	1,797	2,169		1,926
Dividends: Preferred	(105)	(108)		(108)
Common	(732)	(621)		(496)
Net unrealized foreign exchange gains/(losses)(3)	(137) (4)	79		163
Premium on redemption and purchase of shares	(154)	–		–
Other	(6)	(2)		(3)

Balance at end of year	10,500	9,913		8,435

Total shareholders’ equity at end of year	$14,777	$14,608		$12,975

(1)	Refer to Note 7.
(2)	Refer to Note 15.
(3)	Comprises net unrealized foreign exchange gains/(losses) of $(162) (2001 – $122; 2000 – $107), gains/(losses) from foreign exchange hedging activities of $3 (2001 – $(62); 2000 – $(12)), reversal of prior years’ foreign exchange losses which were recognized in the Consolidated Statement of Income of $12 (2001 – $19; 2000 – $68) and other of $10 (2001 and 2000 – nil).
(4)	During the year unrealized foreign exchange gains of $107 arising in fiscal 2002 from the translation of the net investment position in Scotiabank Quilmes were recorded in retained earnings. On disposal of Scotiabank Quilmes’ operations (refer to Note 23), the lifetime foreign exchange gains of $95 were transferred to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

82	2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,797	$2,169	$1,926
Adjustments to net income to determine cash flows:
Depreciation and amortization	271	295	295
Provision for credit losses	2,029	1,425	765
Future income taxes	104	108	34
Restructuring provision for National Trustco Inc.	–	–	(34)
Net gains on investment securities	(179)	(217)	(379)
Loss on disposal of subsidiary operations (Note 23)	237	–	–
Net accrued interest receivable and payable	(147)	(104)	(560)
Trading securities	(7,402)	(2,817)	(7,406)
Trading derivatives’ market valuation, net	105	(888)	(114)
Other, net	136	(428)	745

	(3,049)	(457)	(4,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposits	14,846	845	14,215
Obligations related to assets sold under repurchase agreements	2,671	(975)	6,434
Obligations related to securities sold short	2,314	2,122	1,445
Subordinated debenture redemptions/repayments	(1,421)	(106)	(66)
Capital stock issued	101	111	52
Capital stock redeemed/purchased for cancellation	(673)	–	–
Cash dividends paid	(837)	(686)	(568)
Other, net(1)	1,199	(359)	1,013

	18,200	952	22,525

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-bearing deposits with banks	(117)	1,753	(1,001)
Loans, excluding securitizations	(20,244)	1,257	(19,108)
Loan securitizations	2,241	2,053	1,299
Investment securities:
Purchases	(29,434)	(46,573)	(28,472)
Maturities	10,665	8,165	15,609
Sales	21,302	33,233	13,884
Land, buildings and equipment, net of disposals	(38)	(164)	(100)
Other, net(2)	198	(29)	(60)

	(15,427)	(305)	(17,949)

Effect of exchange rate changes on cash and cash equivalents	(96)	37	(2)

Net change in cash and cash equivalents	(372)	227	(154)
Cash and cash equivalents at beginning of year	961	734	888

Cash and cash equivalents at end of year	$589	$961	$734

Represented by:
Cash and non-interest-bearing deposits with banks	$1,664	$1,535	$1,191
Cheques and other items in transit, net liability (Note 10)	(1,075)	(574)	(457)

Cash and cash equivalents at end of year	$589	$961	$734

Cash disbursements made for:
Interest	$8,332	$11,214	$10,073
Income taxes	$817	$1,083	$831

(1)	Includes $750 (2001 – nil; 2000 – $500) from the issuance of Scotiabank Trust Securities, refer to Note 11.
(2)	Includes: (a) investments in subsidiaries of $61 (2001 – $112; 2000 – $361), less cash and cash equivalents at the date of acquisition of $15 (2001 – $83; 2000 – $112); (b) elimination of the net liability for cash and cash equivalents on disposal of subsidiary operations of $106 (2001 and 2000 – nil); and (c) net proceeds from dispositions of business units of $138 (2001 – nil; 2000 – $189).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

84	2002 SCOTIABANK ANNUAL REPORT

1.   Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (the Superintendent). In addition, Note 26 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Therefore, actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year the effects of these changes have been discussed in the respective notes.

     The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages.

BASIS OF CONSOLIDATION
The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank which are normally corporations in which the Bank owns more than 50% of the voting shares.

     Investments in associated corporations, where the Bank has significant influence which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are carried on the equity basis of accounting and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income from securities in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the end of the financial year, except for the following, which are recorded at historical Canadian dollar cost: land, buildings and equipment, and foreign currency equity investments not funded in the same currency as the investments. All revenues and expenses denominated in foreign currencies are translated using average exchange rates except for depreciation, which is based on the historical Canadian dollar cost of the related assets.

     Unrealized translation gains and losses which arise upon consolidation of net foreign currency investment positions in branches, subsidiaries and associated corporations, net of applicable income taxes, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to retained earnings, except as noted below. Upon sale or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from retained earnings to the Consolidated Statement of Income.

     Translation gains and losses arising from self-sustaining subsidiaries and branches operating in highly inflationary environments, if any, are included in other income – investment banking in the Consolidated Statement of Income.

PRECIOUS METALS
Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

SECURITIES
Securities are held in either the investment or trading portfolio.

     Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to income over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income – net gain on investment securities in the Consolidated Statement of Income.

     Included in the investment portfolio are bonds received from the conversion of loans to designated emerging markets which are recorded at their face value net of the related country risk provision. Loan substitute securities are customer financings which have been restructured as after-tax investments rather than conventional loans in order to provide the issuers with a lower borrowing rate. Such securities are accorded the accounting treatment applicable to loans.

     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income – investment banking in the Consolidated Statement of Income, except for amounts related to securities used to hedge the volatility of stock-based compensation which are included in salaries and staff benefits expense in the Consolidated Statement of Income.

LOANS
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

     When a loan is classified as impaired, recognition of interest ceases. For those sovereign risk loans to which the related country risk allowance applies, interest continues to be accrued in income, except when the loans are classified as impaired. Interest received on impaired loans is credited to the carrying value of the loan.

2002 SCOTIABANK ANNUAL REPORT	85

     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

     Loan fees are recognized in income over the appropriate lending or commitment period. Loan syndication fees are included in credit fees in other income when the syndication is completed.

ASSETS PURCHASED/SOLD UNDER RESALE/REPURCHASE AGREEMENTS
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions. The related interest income and interest expense are recorded on an accrual basis.

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all credit-related losses in its portfolio of the following on and off-balance sheet items: deposits with banks, loan substitute securities, assets purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, a general allowance, and a country risk allowance, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet. Full or partial writeoffs of loans are recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

SPECIFIC ALLOWANCES
Specific allowances, except those relating to credit card loans and certain personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans and certain personal loans are calculated using a formula method taking into account recent loss experience.

GENERAL ALLOWANCE
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

     The general allowance for business and government loans is underpinned by a risk-rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk-ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

     The level of general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all losses inherent in the loan portfolio.

COUNTRY RISK ALLOWANCE
The country risk allowance is maintained in accordance with instructions issued by the Superintendent based on total transborder exposure to a prescribed group of countries. In accordance with those instructions, any new exposures to those designated emerging markets after October 31, 1995 are subject to the same procedures as those used for determining specific allowances referred to above.

TRANSFERS OF LOANS
Effective July 1, 2001, the Bank adopted the Canadian Institute of Chartered Accountants’ (CICA) accounting guideline for transfers of loans.

     Transfers of loans occurring after June 30, 2001 to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

     For loans transferred prior to July 1, 2001 or transfers arising from commitments made prior to that date, the Bank treats the transfers as sales, provided that the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration received.

86	2002 SCOTIABANK ANNUAL REPORT

The sales proceeds are recorded based on fair value of the loans sold and issuance costs are deducted from those proceeds in determining the gain or loss. Losses are recognized in income immediately. Gains on sale are recognized immediately, unless there is recourse to the Bank in excess of expected losses, in which case the gains on sales are considered unrealized and deferred until they are collected in cash and there is no recourse to that cash.

     For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in securitization revenues in other income in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet. Retained interests are classified in investment securities.

ACCEPTANCES
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.

LAND, BUILDINGS AND EQUIPMENT
Land is carried at cost. Buildings, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment – 3 to 10 years, and leasehold improvements – term of lease plus one renewal option period.

     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.

GOODWILL AND OTHER INTANGIBLE ASSETS
Effective November 1, 2001, the Bank retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.

     Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable.

CORPORATE INCOME TAXES
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

DERIVATIVE INSTRUMENTS
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit derivative contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

     The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

     Derivative instruments designated as “trading” include derivatives entered into with customers to accommodate their risk management needs and derivatives transacted to generate trading income from the Bank’s proprietary trading positions. Trading derivatives are carried at their fair values [see Note 22(d) ]. The gains and losses resulting from changes in fair values are included in other income – investment banking in the Consolidated Statement of Income. In arriving at the fair value of trading derivatives, a deferral is made to cover credit risk and ongoing direct costs over the life of the instruments. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.

     Derivative instruments designated as “asset/liability management” are those used to manage the Bank’s interest rate, foreign currency and other exposures, which include instruments designated as hedges. Income and expense on these derivatives are recognized over the life of the related position, primarily as an adjustment to net interest income. If designated hedges are no longer effective, the derivative instrument is reclassified as trading and subsequently marked-to-market. Gains and losses from effective hedges, as well as those on terminated contracts, are deferred and amortized over the remaining life of the related position. Accrued income and expense and deferred gains and losses are included in other assets and other liabilities, as appropriate in the Consolidated Balance Sheet. Where the Bank manages its exposures using written put options or credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income – other, in the Consolidated Statement of Income. Where derivative instruments are used to hedge the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and staff benefits expense, in the Consolidated Statement of Income.

EMPLOYEE FUTURE BENEFITS
The Bank maintains pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are based on the length of service and generally the final five years’ average salary. Other retirement and post-employment benefits include health and dental care, life insurance and other benefits.

     The cost of pensions and other future benefits earned by employees is actuarially determined each year using the projected benefit

2002 SCOTIABANK ANNUAL REPORT	87

method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and health care costs. Generally, for the purpose of calculating the expected return on plan assets, equity instruments are valued using a methodology in which the difference between actual and expected returns is recognized in the value of the assets over a three-year period; fixed income instruments are recognized at market value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining period to full eligibility of employees active at the date of amendment. For most plans, the net actuarial gain (loss) that exceeds 10 percent of the greater of the benefit obligation and the value of plan assets is amortized over the average remaining service period of active employees.

     The cumulative difference between pension expense and funding contributions is included in other assets in the Consolidated Balance Sheet. The difference between the other future benefits expense and payments to qualifying individuals is included in other liabilities in the Consolidated Balance Sheet.

STOCK-BASED COMPENSATION
The Bank has a stock option plan and other stock-based compensation plans for certain eligible employees. In addition, the Bank has stock-based compensation plans for Directors.

     Currently, the Bank does not recognize any compensation expense for stock options since the exercise price is set at an amount equal to the closing price on the day prior to the grant of the stock options. When options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

     Changes in the Bank’s obligations under other stock-based compensation plans, which arise from fluctuations in the market price of the Bank’s common shares underlying these compensation plans, are recorded in salaries and staff benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2.   Future accounting changes
STOCK-BASED COMPENSATION
The CICA has issued a new accounting standard for stock-based compensation, which will be adopted by the Bank beginning November 1, 2002. The new standard recommends the use of a fair-value-based method to account for employee stock-based compensation arrangements, which the Bank will adopt on a prospective basis. In 2003, the Bank intends to grant stock appreciation rights under its employee stock option plan (tandem SARs). These allow the employees to either exercise the stock option for shares, or to exercise the tandem SAR and thereby receive the intrinsic value of the stock option in cash. The tandem SARs will be attached to the employee stock options granted in 2002, as well as the anticipated 2003 employee stock option grants. All other terms and conditions of the 2002 stock option grants will remain unchanged. Changes to the Bank’s obligation for these plans will begin to be recognized in the Consolidated Statement of Income in a manner consistent with the accounting for SARs (refer to Note 14).

     Changes in the Bank’s obligation under other stock-based compensation plans are currently recognized in the Consolidated Statement of Income in a manner consistent with the provisions of the new standard. Consequently, the transition to the new standard will have minimal impact on the accounting for these other stock-based compensation plans.

HEDGING
The CICA has issued an accounting guideline for hedging relationships that will become effective for fiscal year 2004. This guideline establishes certain requirements for the application of hedge accounting. Subsequent to November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statement of Income. The impact of implementing this guideline on the Bank’s future results will depend on the Bank’s hedging strategies and market volatility.

ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS
The CICA has issued new accounting standards for impairment and disposal of non-monetary long-lived assets, which are substantially harmonized with the equivalent standard issued by the Financial Accounting Standards Board (FASB). These standards require an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale should be classified and accounted for as held-for-use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held-for-sale and are measured at the lower of their carrying amounts or fair value, less costs to sell. These requirements are not expected to have a material impact on the Bank.

     In addition, under these standards, the definition of discontinued operations has been broadened to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished. This may change the accounting presentation of future discontinued operations.

     The Canadian and U.S. standards are effective for the Bank for fiscal years 2004 and 2003, respectively, except for the change in presentation of discontinued operations under Canadian GAAP which is effective for disposals committed to on or after April 1, 2003.

DISCLOSURE OF GUARANTEES
The CICA has issued a draft guideline on disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure about those guarantees. The disclosure requirements of this draft guideline are substantially harmonized with the disclosure requirements of the exposure draft on accounting for guarantees issued by the FASB. In addition to the disclosure requirements of the CICA, the FASB exposure draft requires recognition of a liability equal to the fair value of the guarantee at its inception. This Canadian and U.S. accounting guidance is not expected to have a material impact on the Bank’s financial position or results of operations. It is anticipated that this guidance will be finalized and become effective during 2003.

CONSOLIDATION OF SPECIAL-PURPOSE ENTITIES
The CICA and the FASB have issued substantially harmonized exposure drafts requiring the consolidation of certain special-purpose entities (SPEs). For SPEs that do not meet specified exemption criteria, consolidation is required based upon either voting rights or a determination of the identity of the primary beneficiary. The impact of this accounting guidance on the Bank has not yet been determined as the exposure drafts are still under development. It is anticipated that this guidance will be finalized and become effective during 2003.

88	2002 SCOTIABANK ANNUAL REPORT

3.   Securities

	Remaining term to maturity					2002	2001

					No
	Within	Three to	One to	Over	specific	Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity	value	value

Investment securities:
Canadian federal government debt	$815	$991	$525	$1,286	$–	$3,617	$4,045
Canadian provincial and municipal debt	48	213	93	1	–	355	631
U.S. treasury and other U.S. agencies	24	29	1,401	136	–	1,590	2,595
Other foreign governments	545	365	2,582	1,711	–	5,203	6,766
Bonds of designated emerging markets(1)	–	–	–	1,146	–	1,146	1,218
Other debt	492	1,162	2,824	1,177	–	5,655	5,811
Preferred shares	–	–	–	–	1,125 (2)	1,125	1,317
Common shares	–	–	–	–	2,712	2,712	2,840
Associated corporations	–	–	–	–	163 (3)	163	194
Loan substitute securities	–	6	30	–	–	36	33

Total	1,924	2,766	7,455	5,457	4,000	21,602	25,450

Trading securities(4):
Canadian federal government debt	401	869	4,572	1,803	–	7,645	6,238
Canadian provincial and municipal debt	92	96	935	1,616	–	2,739	1,955
U.S. treasury and other U.S. agencies	8	–	16	239	–	263	542
Other foreign governments	423	542	1,512	51	–	2,528	3,096
Common shares	–	–	–	–	14,987	14,987	10,823
Other	2,970	273	1,860	1,022	305	6,430	5,180

Total	3,894	1,780	8,895	4,731	15,292	34,592	27,834

Total securities	$5,818	$4,546	$16,350	$10,188	$19,292	$56,194	$53,284

Total by currency (in Canadian equivalent):
Canadian dollar	$2,478	$2,174	$6,843	$5,448	$15,556	$32,499	$27,673
U.S. dollar	847	1,019	4,988	3,853	3,332	14,039	14,886
Other currencies	2,493	1,353	4,519	887	404	9,656	10,725

Total securities	$5,818	$4,546	$16,350	$10,188	$19,292	$56,194	$53,284

(1)	This includes restructured bonds of designated emerging markets after deducting a country risk provision of $418 (2001 – $461). Refer to Note 5.
(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.
(3)	Equity securities of associated corporations have no stated term and have been classified in the “No specific maturity” column.
(4)	Trading securities are carried at market value.

An analysis of unrealized gains and losses on investment securities is as follows:

	2002				2001

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,617	$17	$–	$3,634	$4,045	$96	$–	$4,141
Canadian provincial and municipal debt	355	8	–	363	631	32	–	663
U.S. treasury and other U.S. agencies	1,590	31	–	1,621	2,595	120	–	2,715
Other foreign governments	5,203	389	33	5,559	6,766	418	106	7,078
Bonds of designated emerging markets	1,146	172	–	1,318	1,218	276	–	1,494
Other debt	5,655	97	124	5,628	5,811	79	35	5,855
Preferred shares	1,125	15	55	1,085	1,317	36	44	1,309
Common shares	2,712	209	269	2,652	2,840	337	251	2,926
Associated corporations	163	–	–	163	194	–	–	194
Loan substitute securities	36	–	–	36	33	–	–	33

Total investment securities	$21,602	$938	$481	$22,059	$25,450	$1,394	$436	$26,408

The net unrealized gains on investment securities of $457 million (2001 – $958 million) decreased to net unrealized losses of $25 million (2001 – net unrealized gains of $537 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

2002 SCOTIABANK ANNUAL REPORT                    89

An analysis of realized gains and losses on sales of investment securities is as follows:

For the year ended October 31 ($ millions)	2002	2001	2000

Realized gains	$1,031	$589	$787
Realized losses and impairment writedowns	852	372	408

Net gain on investment securities	$179	$217	$379

4.   Loans

a)   Loans outstanding

The Bank’s loans net of unearned income and the allowance for credit losses in respect of loans are as follows:

As at October 31 ($ millions)	2002	2001

Canada:
Residential mortgages	$52,167	$48,217
Personal and credit cards	18,944	15,609
Business and governments	22,349	23,304
Assets purchased under resale agreements	10,735	9,173

	104,195	96,303

United States:
Business, governments and other	21,874	20,912
Assets purchased under resale agreements	15,678	13,166

	37,552	34,078

Other international:
Personal lending	8,481	8,804
Business and governments	33,024	35,322
Assets purchased under resale agreements	5,849	5,161

	47,354	49,287

	189,101	179,668
Less: allowance for credit losses	3,430	4,236

Total(1)	$185,671	$175,432

(1)	Loans denominated in U.S. dollars amount to $56,665 (2001 – $56,451) and loans denominated in other foreign currencies amount to $29,511 (2001 – $28,823). Segmentation of assets is based upon the location of ultimate risk of the underlying assets.

b)   Transfer of loan assets

In fiscal 2002, the Bank securitized mortgages of $2,272 million (2001(1) - $301 million) resulting in recognition of a net gain on sale of $34 million (2001(1) – $6 million). The Bank’s retained interests, which consist of its rights to future cash flows, had a fair value on the date of sale of $80 million (2001(1) – $12 million). The Bank retained servicing responsibilities for which a liability of $15 million (2001(1) – $2 million) was recognized. The weighted average key assumptions used to measure fair value at the dates of securitization were a prepayment rate of 13.3% (2001(1) – 16.0%), an excess spread of 1.4% (2001(1) – 1.7%), and a discount rate of 4.9% (2001(1) – 4.9%). No credit losses are expected as the mortgages are insured.

The cash flows from mortgage securitizations are summarized below:

For the year ended October 31 ($ millions)	2002	2001(1)

Cash flows received for:
Proceeds from mortgages securitized	$2,241	$297
Servicing fees	1	–
Retained interests	9	–
(1)	Subsequent to the change in accounting policy in fiscal 2001 (refer to Note 1).

90                    2002 SCOTIABANK ANNUAL REPORT

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized since the change in the accounting policy in fiscal 2001 as described in Note 1, and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to the assumptions are as follows:

As at October 31 ($ millions)	2002	2001

Carrying value of the retained interest ($)	87	11
Fair value of the retained interest ($)	88	11
Weighted average life (in years)	5	5

Prepayment rate (%)	13.3	16.0
Impact on fair value of a 10% adverse change ($)	(2)	–
Impact on fair value of a 20% adverse change ($)	(6)	(1)

Residual cash flow annual discount rate (%)	4.5	4.9
Impact on fair value of a 10% adverse change ($)	(1)	–
Impact on fair value of a 20% adverse change ($)	(2)	–

Excess spread (%)	1.4	2.0
Impact on fair value of a 10% adverse change ($)	(8)	(1)
Impact on fair value of a 20% adverse change ($)	(16)	(2)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

Information on total securitized loan assets is summarized as follows:

	2002			2001

	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$3,829	$–	$–	$2,775	$–	$–
Personal and credit cards	3,376	20	23	4,311	32	37
Business loans	–	–	–	3,287	70	7

Total	$7,205	$20	$23	$10,373	$102	$44

2002 SCOTIABANK ANNUAL REPORT                    91

5.   Impaired loans and allowance for credit losses

a)   Impaired loans

					2002	2001

				Country
			Specific	risk
As at October 31 ($ millions)	Gross(1)(2)		allowance(1)(3)	allowance	Net	Net

By loan type:
Residential mortgages	$395		$(211)	$–	$184	$247
Personal and credit cards	385		(268)	–	117	85
Business and governments	3,232	(4)	(1,413)	(25)	1,794	1,402

Total	$4,012	(5)(6)	$(1,892)	$(25)	$2,095	$1,734

By geography:
Canada					$279	$334
United States					1,225	754
Other international					591	646

Total					$2,095	$1,734

(1)	Included in the gross impaired loans and the specific allowances are foreclosed assets held for sale of $120 (2001 – $91) and $45 (2001 – $60) respectively.
(2)	Gross impaired loans denominated in U.S. dollars amount to $2,394 (2001 – $2,425) and those denominated in other foreign currencies amount to $1,059 (2001 – $1,347).
(3)	The specific allowance for individual impaired loans amounts to $1,017 (2001 – $1,386).
(4)	Includes designated emerging markets loans of $25 (2001 – $25) which are fully provided for by the country risk allowance.
(5)	Impaired loans without an allowance for credit losses against individual loans totalled $479 (2001 – $418).
(6)	Average balance of gross impaired loans totalled $4,723 (2001 – $4,272).

b)   Allowance for credit losses

	Specific	Country risk	General
As at October 31 ($ millions)	allowance	allowance(1)	allowance	2002	2001	2000

Balance, beginning of year	$2,705	$517	$1,475	$4,697	$3,306	$3,081
Acquisition of subsidiaries	–	–	–	–	919	153
Write-offs(2)	(2,376)	(27)	–	(2,403)	(1,173)	(840)
Recoveries	169	–	–	169	123	113
Provision for credit losses	2,029	–	–	2,029	1,425	765
Disposal of Scotiabank Quilmes operations (including foreign exchange thereon)	(504)	–	–	(504)	–	–
Other, including foreign currency adjustment(3)	(131)	(9)	–	(140)	97	34

Balance, end of year	$1,892	$481	$1,475	$3,848	$4,697	$3,306

(1)	Includes $418 (2001 – $461; 2000 – $453) which has been deducted from securities.
(2)	Write-offs of loans restructured during the year were nil (2001 – $4; 2000 – $3).
(3)	This adjustment includes the effect of hedging the allowance for credit losses of foreign currency denominated loans.

6.   Land, buildings and equipment

			2002	2001

		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$264	$–	$264	$304
Buildings	1,447	344	1,103	1,198
Equipment	2,330	1,808	522	587
Leasehold improvements	651	439	212	236

Total	$4,692	$2,591	$2,101	$2,325

Depreciation and amortization in respect of the above buildings, equipment and leasehold improvements for the year amounted to $243 million (2001 – $243 million; 2000 – $267 million).

92                    2002 SCOTIABANK ANNUAL REPORT

7.   Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods. In previous periods, the Bank amortized goodwill and intangibles over their useful lives, with goodwill amortization periods not exceeding 20 years. The value of goodwill was regularly evaluated for any permanent impairment by reviewing the returns of the related business, taking into account the associated risks.

During the year, the Bank completed its transitional goodwill impairment test for all its reporting units. The Bank determined that unamortized goodwill of $76 million relating to Scotiabank Quilmes as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill on the Consolidated Balance Sheet.

The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize them on a straight-line basis over their estimated useful lives, not exceeding 20 years.

For 2002, there was no amortization of goodwill. Amortization of goodwill for the years ended October 31, 2001 and 2000 was $24 million and $13 million, respectively. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.05 and $0.03, and net income would have been $2,193 million and $1,939 million, respectively.

GOODWILL

The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2002	2001	2000

Balance as at beginning of year	$97	$285	$18	$400	$297	$139
Cumulative effect of adoption of new accounting standard	–	(76)	–	(76)	–	–

	97	209	18	324	297	139
Acquisitions	21	7	–	28	148	172
Amortization	–	–	–	–	(24)	(13)
Adjustment to Scotiabank Inverlat’s goodwill (Note 24)	–	(37)	–	(37)	–	–
Effects of foreign exchange and other	–	(15)	(1)	(16)	(21)	(1)

Balance at end of year	$118	$164	$17	$299	$400	$297

INTANGIBLE ASSETS

	Gross
	carrying	Accumulated	2002	2001	2000
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$412	$(107)	$305	$334	$199

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2002, was $28 million (2001 – $28 million; 2000 – $24 million).

2002 SCOTIABANK ANNUAL REPORT                    93

8.   Other assets

As at October 31 ($ millions)	2002	2001

Accrued interest	$2,119	$2,696
Accounts receivable	1,283	930
Future income tax assets (Note 15)	797	824
Other	3,118	2,853

Total	$7,317	$7,303

9.   Deposits

	Payable	Payable	Payable on
As at October 31 ($ millions)	on demand	after notice	a fixed date	2002	2001

Canada:
Personal	$2,185	$17,006	$42,196	$61,387	$59,067
Business and governments	9,652	7,362	26,466	43,480	37,541
Banks	65	–	362	427	859

	11,902	24,368	69,024	105,294	97,467

United States:
Personal	6	185	896	1,087	1,040
Business and governments	147	213	18,057	18,417	15,770
Banks	21	41	2,759	2,821	6,897

	174	439	21,712	22,325	23,707

Other international:
Personal	526	5,526	7,032	13,084	15,466
Business and governments	2,209	3,617	26,107	31,933	27,499
Banks	308	364	22,310	22,982	22,056

	3,043	9,507	55,449	67,999	65,021

Total(1)	$15,119	$34,314	$146,185	$195,618	$186,195

(1)	Deposits denominated in U.S. dollars amount to $68,058 (2001 – $65,307) and deposits denominated in other foreign currencies amount to $33,881 (2001 – $34,179). Segmentation of deposits is based upon residency of depositor.

10.   Other liabilities

As at October 31 ($ millions)	2002	2001

Accrued interest	$2,227	$2,933
Accounts payable and accrued expenses	2,571	2,376
Deferred income	494	456
Liabilities of subsidiaries, other than deposits	2,345	1,935
Gold and silver certificates	3,647	3,634
Future income tax liabilities (Note 15)	95	92
Cheques and other items in transit, net	1,075	574
Other	3,224	3,369

Total	$15,678	$15,369

11.   Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2002	2001

Non-controlling interest in common equity of subsidiaries	$662	$586
Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust (Note 13-9)	500	500
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust (Note 13-10)	750	–

Total	$1,912	$1,086

94                    2002 SCOTIABANK ANNUAL REPORT

12.   Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2002	2001

March, 2003	8.1		$116	$116
May, 2003	6.875	US $250	389	397
December, 2006	6.0	Redeemed on December 4, 2001	–	350
June, 2007	6.25	Redeemed on June 12, 2002	–	300
July, 2007	6.5	US $500, redeemed on July 15, 2002	–	794
April, 2008	5.4	Redeemable at any time. After April 1, 2003, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	600	600
September, 2008	6.25	US $250	389	397
February, 2011	7.4	Redeemable at any time. After February 8, 2006, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	300	300
July, 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	500	500
July, 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	425	425
September, 2013	8.3	Redeemable at any time	250	250
May, 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	325	325
June, 2025	8.9	Redeemable at any time	250	250
August, 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	334	340

			$3,878	$5,344

The aggregate maturities of the debentures are as follows ($ millions):

Less than 1 year	$505
From 1 to 2 years	–
From 2 to 3 years	–
From 3 to 4 years	–
From 4 to 5 years	–
From 5 to 10 years	1,789
Over 10 years	1,584

$3,878

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

2002 SCOTIABANK ANNUAL REPORT                    95

13.   Capital stock

Authorized:

An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2002		2001		2000

As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 6(1)	–	$–	12,000,000	$300	12,000,000	$300
Series 7(2)	–	–	8,000,000	200	8,000,000	200
Series 8(3)	9,000,000	225	9,000,000	225	9,000,000	225
Series 9(4)	10,000,000	250	10,000,000	250	10,000,000	250
Series 10(5)	–	–	–	–	7,100	–
Series 11(6)	9,992,900	250	9,992,900	250	9,992,900	250
Series 12(7)	12,000,000	300	12,000,000	300	12,000,000	300

Total issued by the Bank	40,992,900	1,025	60,992,900	1,525	61,000,000	1,525
Issued by Scotia Mortgage Investment Corporation(8)	250,000	250	250,000	250	250,000	250

Total preferred shares(9)(10)	41,242,900	$1,275	61,242,900	$1,775	61,250,000	$1,775

Common shares:
Outstanding at beginning of year	503,795,469	$2,920	497,964,733	$2,765	494,251,965	$2,678
Issued under Shareholder Dividend and Share Purchase Plan(11)	84,577	4	1,086,522	47	1,200,368	40
Issued under Stock Option Plans (Note 14)	3,550,454	97	4,744,214	108	2,512,400	47
Purchased for cancellation(12)	(3,308,600)	(19)	–	–	–	–

Outstanding at end of year	504,121,900	$3,002	503,795,469	$2,920	497,964,733	$2,765

Total capital stock		$4,277		$4,695		$4,540

(1)	Series 6 Non-cumulative Preferred Shares were redeemed on October 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.446875. These shares were redeemed at par, at a price of $25.00 per share.
(2)	Series 7 Non-cumulative Preferred Shares were redeemed on July 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.44375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.
(3)	Series 8 Non-cumulative Preferred Shares are entitled to noncumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. The Bank intends to redeem these shares on January 29, 2003 at a price of $26.00 per share, which includes a premium of $1.00 per share.
(4)	Series 9 Non-cumulative Preferred Shares are entitled to noncumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2003, in whole or in part, at declining premiums, by either the payment of cash or the issuance of common shares. On and after October 27, 2005, the Series 9 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
(5)	Series 10 Non-cumulative Preferred Shares were redeemed on April 26, 2001. These shares were entitled to non-cumulative preferential cash dividends, payable quarterly in an amount per share of $0.02. These shares were redeemed by the Bank at par, at a price of $10.00 per share.
(6)	Series 11 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. With regulatory approval, the shares may be redeemed by the Bank on or after January 28, 2004, in whole or in part, by either the payment of cash or the issuance of common shares. On and after January 27, 2006, the Series 11 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
(7)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date fixed for redemption.
(8)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for common shares of the Bank. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of

96                    2002 SCOTIABANK ANNUAL REPORT

the holder into common shares of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.
(9)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities – 2000-1 (“Scotia BaTS”). These securities are exchangeable into Noncumulative Preferred Shares Series Y of the Bank in certain circumstances.
Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55.
The Scotia BaTS, with regulatory approval, may be redeemed in whole prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank. See Note 11, non-controlling interest in subsidiaries.
(10)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities -Series 2002-1 (“Scotia BaTS II”). Each Scotia BaTS II is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS II of $33.13. The first such payment was made on June 30, 2002, in an amount of $11.07 per Scotia BaTS II.
The Scotia BaTS II, with regulatory approval, may be redeemed in whole prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder of the Scotia BaTS II has the right at any time to exchange their Scotia BaTS II into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount per $25.00 share of $0.53125. Under certain circumstances, the Scotia BaTS II would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount per $25.00 share of $0.70. See Note 11, non-controlling interest in subsidiaries.
(11)	As at October 31, 2002, common shares totalling 11,305,039 have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.
(12)	In January 2002, the Bank announced its intention to purchase up to 10.0 million common shares over the twelve months ending January 20, 2003, pursuant to a normal course issuer bid. During the year ended October 31, 2002, 3.3 million shares were purchased at an average price of $49.90.

RESTRICTIONS ON DIVIDEND PAYMENTS

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on either the Scotia BaTS or Scotia BaTS II are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will not be made on either of the Scotia BaTS or Scotia BaTS II.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

2002 SCOTIABANK ANNUAL REPORT                    97

14.   Stock-based compensation

a)   Stock option plans

Under terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. These options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 2004, to June 2012. A total of 49 million shares were reserved for issuance under this plan, of which 15.2 million shares have been issued as a result of the exercise of options, 27.1 million shares are committed under outstanding options, leaving 6.7 million shares available for issuance as options.

     In 2001, a Directors’ Stock Option Plan was approved. A total of 400,000 common shares has been reserved for issuance to non-employee Directors under this plan. Options are fully exercisable at the time of grant, expiring between March and December, 2011. Currently, 103,000 (2001 – 63,000) options are outstanding at a weighted average exercise price of $44.79 (2001 – $41.90). To date, no options have been exercised.

Details of the Bank’s Employee Stock Option Plan are as follows:

	2002		2001		2000

	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000's)	price	(000's)	price	(000's)	price

Outstanding at beginning of year	26,523	$31.80	25,321	$27.51	22,449	$26.29
Granted	4,470 (1)	49.37	6,270	42.05	6,026	28.35
Exercised	(3,550)	27.44	(4,744)	22.61	(2,512)	18.79
Forfeited/cancelled	(330)	32.58	(324)	29.70	(642)	26.83

Outstanding at end of year	27,113	$35.25	26,523	$31.80	25,321	$27.51

Exercisable at end of year	13,775	$30.24	11,851	$27.36	11,401	$23.98

Available for grant	6,734		10,875		16,821

(1)	In 2003, the Bank intends to grant stock appreciation rights under its employee stock option plan (tandem SARs). As well, these tandem SARs will be attached to the 2002 employee stock option grants (refer to Note 2).

As at October 31, 2002	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000's)	contractual life (years)	exercise price	options (000's)	exercise price

$13.25 to $16.53	1,732	3.3	$15.89	1,732	$15.89
$26.05 to $35.10	14,964	6.2	$30.59	10,674	$31.06
$42.05 to $54.87	10,417	8.6	$45.17	1,369	$42.05

	27,113	6.9	$35.25	13,775	$30.24

b)   Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and staff benefits. During 2002, the Bank’s contributions totalled $23 million (2001 – $23 million; 2000 – $22 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c)   Other stock-based compensation plans

Other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights, accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price changes the value of the units, which affect the Bank’s stock-based compensation expense. In 2002, $24 million (2001 – $18 million; 2000 – $52 million), net of hedging and other items, was recognized in salaries and benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. Details of these plans are as follows:

STOCK APPRECIATION RIGHTS (SARs)

SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. The SARs have vesting and exercise terms and conditions similar to the stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2002, 1,166,922 SARs were granted (2001 – 1,536,000; 2000 – 1,455,000) and as at October 31, 2002, 5,909,593 SARs were outstanding (2001 – 5,793,525; 2000 – 5,444,095), of which 2,599,212 SARs were vested (2001 – 2,281,094; 2000 – 2,196,370).

DEFERRED STOCK UNIT PLAN (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and staff benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable only when an officer ceases to be a Bank employee and must be redeemed within one year thereafter. As at October 31, 2002, there were 747,103 units outstanding (2001 – 513,900; 2000 – 258,420).

DIRECTORS’ DEFERRED STOCK UNIT PLAN (DDSU)

Under the DDSU Plan, non-employee Directors of the Bank may elect to allocate all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable only following resignation or retirement and must be redeemed by December 31st of the year following the year of retirement or resignation. As at October 31, 2002, there were 35,544 units outstanding (2001 – 17,928; 2000 – nil).

RESTRICTED SHARE UNIT PLAN (RSU)

Under the RSU Plan, selected employees receive a bonus in the form of an award of restricted share units which vest at the end of three years. The underlying bonus and the stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are paid to the employee. As at October 31, 2002, there were 492,625 units awarded and outstanding (2001 – 150,947; 2000 – nil) of which none were vested.

98                    2002 SCOTIABANK ANNUAL REPORT

15.   Corporate income taxes

On November 1, 2000, the Bank adopted the asset and liability method of accounting for corporate income taxes, as established by the CICA, on a retroactive basis, with no restatement of prior periods. In previous periods, the Bank followed the deferral method of accounting for income taxes, whereby income tax provisions or recoveries were recorded in the years the income and expense were recognized for accounting purposes, regardless of when the related taxes were actually paid or settled. Income tax provisions or recoveries were measured at income tax rates in effect in the year the differences originated and generally were not adjusted for future income tax rates. An amount of $39 million was charged to fiscal 2001 opening retained earnings with an offsetting reduction to the future income tax asset.

COMPONENTS OF INCOME TAX PROVISION

For the year ended October 31 ($ millions)	2002	2001	2000

Provision for income taxes in the Consolidated Statement of Income:
Current	$497	$768	$956
Future	104	108	34

	601	876	990

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity in respect to unrealized foreign currency gains and losses and other	4	(9)	9

Total provision for income taxes	$605	$867	$999

Current income taxes:
Domestic:
Federal	$148	$247	$405
Provincial	70	152	220
Foreign	279	369	331

	497	768	956

Future income taxes:
Domestic:
Federal	13	61	28
Provincial	23	19	12
Foreign	72	19	3

	108	99	43

Total income taxes	$605	$867	$999

RECONCILIATION TO STATUTORY RATE

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2002		2001		2000

		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,004	38.4%	$1,309	41.1%	$1,267	42.5%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries, associated corporations, and foreign branches	(308)	(11.8)	(354)	(11.1)	(230)	(7.7)
Tax-exempt income from securities	(128)	(4.9)	(107)	(3.4)	(96)	(3.2)
Future income tax effect of substantively enacted tax rate reductions	30	1.2	90	2.8	–	–
Other, net	3	0.1	(62)	(1.9)	49	1.6

Total income taxes and effective tax rate	$601	23.0%	$876	27.5%	$990	33.2%

FUTURE INCOME TAXES

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2002	2001

Allowance for credit losses	$598	$581
Deferred income	149	174
Loss on disposal of subsidiary operations	146	–
Securities	(128)	5
Premises and equipment	(78)	(89)
Pension fund	(124)	(121)
Other	139	182

Net future income taxes(1)	$702	$732

(1)	Net future income taxes of $702 (2001 – $732) are represented by future income tax assets of $797 (2001 – $824), net of future income tax liabilities of $95 (2001 – $92).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2002, are estimated to be $463 million (October 31, 2001 – $497 million).

2002 SCOTIABANK ANNUAL REPORT                    99

16.   Employee future benefits

On November 1, 2000, the Bank adopted the new accounting standard established by the CICA for employee future benefits. Employee future benefits include pensions and other retirement benefits, post-employment benefits and compensated absences.

    The new accounting standard requires the accrual of the Bank’s expected cost and obligation of providing other retirement benefits (such as health and dental care costs and life insurance benefits) as the employees earn the entitlement to the benefits, in a manner similar to pension costs. In prior years, such costs were charged to income when paid by the Bank. The new standard also requires the use of current market interest rates to estimate the present value of future benefit obligations, whereas in prior years, an estimated long-term interest rate was used to determine the present value of the pension obligation.

    The new accounting standard was adopted on a prospective basis with a transition date of November 1, 2000. The net transitional asset will result in a reduction in benefit expense in the Consolidated Statement of Income as it is recognized over the estimated average remaining service life of the employees of approximately 14 to 18 years.

A summary of the Bank’s principal plans is as follows(1):

	Pension plans			Other benefit plans

For the year ended October 31 ($ millions)	2002	2001	2000	2002	2001

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,728	$2,257	$2,141	$526	$–
Adjustment related to adoption of new accounting standard	–	210	–	–	455
Cost of benefits earned in the year	85	77	70	23	19
Interest cost on projected benefit obligation	195	176	161	37	33
Employee contributions	8	9	7	–	–
Benefits paid	(126)	(117)	(110)	(31)	(29)
Actuarial loss (gain)	5	106	(8)	27	42
Other	24	10	(4)	(10)	6

Projected benefit obligation at end of year	$2,919	$2,728	$2,257	$572	$526

Change in fair value of assets
Fair value of assets at beginning of year	$3,548	$3,406	$2,916	$75	$–
Adjustment related to adoption of new accounting standard	–	154	–	–	70
Actual return on assets	(41)	87	589	1	4
Employer contributions	13	13	9	20	19
Employee contributions	8	9	7	–	–
Benefits paid	(126)	(117)	(110)	(20)	(18)
Other	(10)	(4)	(5)	–	–

Fair value of assets at end of year	$3,392 (2)	$3,548 (2)	$3,406 (2)	$76	$75

Funded status
Excess (deficit) of fair value of assets over projected benefit obligation at end of year	$473	$820	$1,149	$(496)	$(451)
Unrecognized net actuarial loss (gain)	625	301	(797)	76	48
Unrecognized past service costs	28	7	62	(8)	–
Unrecognized transitional obligation (asset)	(589)	(641)	(10)	329	354
Valuation allowance	(133)	(109)	(82)	–	–
Other	3	3	–	8	7

Prepaid (accrued) benefit expense at end of year	$407	$381	$322	$(91)	$(42)

Annual benefit expense
Cost of benefits earned in the year	$85	$77	$70	$23	$19
Interest cost on projected benefit obligation	195	176	161	37	33
Expected return on assets	(275)	(280)	(198)	(5)	(5)
Recognition of transitional obligation (asset)	(45)	(45)	(2)	24	24
Valuation allowance provided against prepaid benefit expense	24	27	42	–	–
Other	2	(1)	(16)	1	–

Benefit (income) expense	$(14)	$(46)	$57	$80	$71

Weighted average assumptions (%)
Discount rate at beginning of year	6.75	7.00	7.50	6.75	7.00
Discount rate at end of year	7.00	6.75	7.50	7.00	6.75
Assumed long-term rate of return on assets	7.50	8.00	7.50	7.50	7.50
Rate of increase in future compensation	3.90	3.90	4.15	3.90	3.90

(1)	Other minor plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The fair value of assets invested in common shares of the Bank totalled $360 (2001 – $372; 2000 – $308).

The assumed health care cost trend used in determining benefit expense for 2002 is 9% (2001 – 10%), decreasing 0.75% per annum (2001 – 1%) to an ultimate level of 4.5% (2001 – 4.5%). The assumed dental care cost trend used in determining benefit expense for 2002 is 4.85% (2001 – 5%), decreasing 0.15% per annum (2001 – 0.15%) to an ultimate level 3.5% (2001 – 3.5%).

An increase of one percentage point in the health and dental cost trends would have increased the 2002 benefit expense by $3 million and end-of-year benefit obligation by $63 million.

Included in the pension plans’ projected benefit obligation at the end of 2002 is $164 million (2001 – $146 million) related to supplemental unfunded retirement arrangements.

A decrease of one percentage point in the assumed discount rate or rate of return on assets for the principal pension plans would result in an additional pension expense to the Bank of $45 million and $32 million, respectively. An increase of 0.25% in the assumed future compensation rate would result in an additional pension expense to the Bank of $5 million.

100                    2002 SCOTIABANK ANNUAL REPORT

17.   Net income per common share

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the Consolidated Statement of Income by the average daily number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans, as determined under the treasury stock method.

    Convertible preferred shares have not been included in the calculation of diluted earnings per share since the Bank has the right to redeem them for cash prior to the conversion date.

18.   Related party transactions

In the ordinary course of business, the Bank provides to its associated corporations normal banking services on terms similar to those offered to non-related parties.

19.   Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

    Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

    International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.

    Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

    The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

    The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments.

    Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2002

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,405	$2,225	$1,615	$(570)	$6,675
Provision for credit losses	(282)	(523)	(1,247)	23	(2,029)
Other income	1,599	678	1,255	410	3,942

Net interest and other income	4,722	2,380	1,623	(137)	8,588
Amortization of capital assets	(159)	(80)	(27)	(5)	(271)
Other non-interest expenses	(2,794)	(2,016)	(995)	102	(5,703)

Income before the undernoted:	1,769	284	601	(40)	2,614
Provision for income taxes	(627)	(5)	(221)	252	(601)
Non-controlling interest in net income of subsidiaries	–	(154)	–	(62)	(216)

Net income	$1,142	$125	$380	$150	$1,797

Total average assets ($ billions)	$93	$58	$124	$22	$297

2002 SCOTIABANK ANNUAL REPORT                    101

For the year ended October 31, 2001

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,135	$2,020	$1,598	$(553)	$6,200
Provision for credit losses	(283)	(250)	(754)	(138)	(1,425)
Other income	1,582	691	1,196	602	4,071

Net interest and other income	4,434	2,461	2,040	(89)	8,846
Amortization of capital assets and goodwill	(139)	(76)	(22)	(58)	(295)
Other non-interest expenses	(2,808)	(1,594)	(962)	(3)	(5,367)

Income before the undernoted:	1,487	791	1,056	(150)	3,184
Provision for income taxes	(527)	(200)	(370)	221	(876)
Non-controlling interest in net income of subsidiaries	–	(102)	–	(37)	(139)

Net income	$960	$489	$686	$34	$2,169

Total average assets ($ billions)	$90	$47	$115	$20	$272

For the year ended October 31, 2000

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$2,932	$1,371	$1,385	$(489)	$5,199
Provision for credit losses	(210)	(185)	(412)	42	(765)
Other income	1,706	451	1,001	507	3,665

Net interest and other income	4,428	1,637	1,974	60	8,099
Amortization of capital assets and goodwill	(168)	(58)	(24)	(45)	(295)
Other non-interest expenses	(2,804)	(999)	(885)	(136)	(4,824)

Income before the undernoted:	1,456	580	1,065	(121)	2,980
Provision for income taxes	(574)	(173)	(415)	172	(990)
Non-controlling interest in net income of subsidiaries	–	(43)	–	(21)	(64)

Net income	$882	$364	$650	$30	$1,926

Total average assets ($ billions)	$89	$31	$101	$18	$239

(1)	Includes revenues from all other smaller operating segments of $243 in 2002 (2001 – $359; 2000 – $356), and net income of $147 in 2002 (2001 – $210; 2000 – $193). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

GEOGRAPHICAL SEGMENTATION(1)

For the year ended October 31, 2002		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,798	$748	$2,545	$7,091
Provision for credit losses	(319)	(1,131)	(602)	(2,052)
Other income	2,338	475	846	3,659
Non-interest expenses	(3,527)	(324)	(2,263)	(6,114)
Provision for income taxes	(668)	89	(55)	(634)
Non-controlling interest in net income of subsidiaries	–	–	(154)	(154)

Income	$1,622	$(143)	$317	$1,796

Corporate adjustments				1

Net income				$1,797

Total average assets ($ billions)	$165	$44	$83	$292

Corporate adjustments				5

Total average assets, including corporate adjustments				$297

102                    2002 SCOTIABANK ANNUAL REPORT

For the year ended October 31, 2001		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,580	$721	$2,298	$6,599
Provision for credit losses	(306)	(686)	(295)	(1,287)
Other income	2,383	493	860	3,736
Non-interest expenses	(3,488)	(297)	(1,856)	(5,641)
Provision for income taxes	(667)	(64)	(229)	(960)
Non-controlling interest in net income of subsidiaries	–	–	(102)	(102)

Income	$1,502	$167	$676	$2,345

Corporate adjustments				(176)

Net income				$2,169

Total average assets ($ billions)	$152	$44	$72	$268

Corporate adjustments				4

Total average assets, including corporate adjustments				$272

For the year ended October 31, 2000		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,282	$651	$1,588	$5,521
Provision for credit losses	(243)	(308)	(256)	(807)
Other income	2,407	469	588	3,464
Non-interest expenses	(3,455)	(287)	(1,229)	(4,971)
Provision for income taxes	(682)	(217)	(176)	(1,075)
Non-controlling interest in net income of subsidiaries	–	–	(43)	(43)

Income	$1,309	$308	$472	$2,089

Corporate adjustments				(163)

Net income				$1,926

Total average assets ($ billions)	$143	$39	$54	$236

Corporate adjustments				3

Total average assets, including corporate adjustments				$239

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

2002 SCOTIABANK ANNUAL REPORT                    103

20.   Commitments and contingent liabilities

a)   Indirect commitments

In the normal course of business, various indirect commitments are outstanding which are not reflected in the consolidated financial statements. These may include:
–	Guarantees and standby letters of credit which represent an irrevocable obligation to pay a third party when a customer does not meet its contractual financial or performance obligations.
–	Documentary and commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed.
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions.
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times.
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s off-balance sheet indirect commitments expressed in terms of the contractual amounts of the related commitment or contract.

As at October 31 ($ millions)	2002	2001

Guarantees and standby letters of credit	$16,198	$11,738
Documentary and commercial letters of credit	783	746
Commitments to extend credit:
Original term to maturity of one year or less	87,460	92,170
Original term to maturity of more than one year	39,512	40,422
Securities lending	2,968	3,090
Security purchase commitments	757	825

Total off-balance sheet indirect commitments	$147,678	$148,991

b)   Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2002, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

	2003	$177
	2004	154
	2005	120
	2006	99
	2007	71
	2008 and thereafter	306

	Total	$927

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $192 million (2001 – $200 million; 2000 – $179 million).

In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services.

c)   Pledging of assets

In the ordinary course of business, securities and other assets are pledged against liabilities. Details of assets pledged are shown below:

As at October 31 ($ millions)	2002	2001

Assets pledged to:
Bank of Canada(1)	$80	$75
Foreign governments and central banks(1)	3,441	4,663
Clearing systems, payment systems and depositories(1)	815	450
Assets pledged in relation to exchange-traded derivative transactions	93	117
Assets pledged as collateral related to:
Securities borrowed and securities lent	7,632	9,965
Obligations related to assets sold under repurchase agreements	31,881	30,627
Over-the-counter derivative transactions	54	94
Other	1	4

Total	$43,997	$45,995

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

d)   Litigation

In the ordinary course of business the Bank and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Bank’s consolidated financial position or results of operations.

104                    2002 SCOTIABANK ANNUAL REPORT

21.   Financial instruments

a)   Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2002			2001

	Total	Total	Favourable/	Total	Total	Favourable/
	fair	book	(Unfavour-	fair	book	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$20,273	$20,273	$–	$20,160	$20,160	$–
Securities	56,651	56,194	457 (1)	54,242	53,284	958 (1)
Loans	185,842	185,671	171	177,195	175,432	1,763
Customers’ liability under acceptances	8,399	8,399	–	9,301	9,301	–
Other	4,730	4,730	–	4,359	4,359	–
Liabilities:
Deposits	196,467	195,618	(849)	187,570	186,195	(1,375)
Acceptances	8,399	8,399	–	9,301	9,301	–
Obligations related to assets sold under repurchase agreements	31,881	31,881	–	30,627	30,627	–
Obligations related to securities sold short	8,737	8,737	–	6,442	6,442	–
Other	14,519	14,519	–	13,938	13,938	–
Subordinated debentures	4,036	3,878	(158)	5,555	5,344	(211)
Derivatives (Note 22)	717	998 (2)	(281)	945	987 (2)	(42)

(1)	This excludes deferred realized hedge losses on securities of $264 (2001 – $283).
(2)	This amount represents a net asset.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.

DETERMINATION OF FAIR VALUE

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments:

     The fair values of cash resources, assets purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to assets sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

2002 SCOTIABANK ANNUAL REPORT                    105

     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

–	For loans to designated emerging markets, fair value is based on quoted market prices.

–	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

     The fair values of subordinated debentures and liabilities of subsidiaries, other than deposits (included in other liabilities), are determined by reference to current market prices for debt with similar terms and risks.

b)   Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank’s trading instruments to the immediately rate-sensitive category.

As at October 31, 2002	Immediately	Within	Three to	One to	Over	Non-rate
($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$2,350	$10,088	$3,784	$89	$–	$3,962		$20,273
Investment securities	803	2,678	2,665	6,584	4,872	4,000	(2)	21,602
Trading securities	369	5,428	1,406	7,185	4,912	15,292		34,592
Loans	27,728	88,012	20,702	46,124	2,485	620	(3)	185,671
Other assets	–	–	–	–	–	34,242	(4)	34,242

Total assets	31,250	106,206	28,557	59,982	12,269	58,116		296,380

Deposits	17,301	108,858	33,948	22,572	112	12,827		195,618
Obligations related to assets sold under repurchase agreements	–	30,817	1,064	–	–	–		31,881
Obligations related to securities sold short	–	390	122	4,053	3,455	717		8,737
Subordinated debentures	–	–	1,438	800	1,640	–		3,878
Other liabilities	–	–	–	–	–	41,489	(4)	41,489
Shareholders’ equity	–	–	–	–	–	14,777	(4)	14,777

Total liabilities and shareholders’ equity	17,301	140,065	36,572	27,425	5,207	69,810		296,380

On-balance sheet gap	13,949	(33,859)	(8,015)	32,557	7,062	(11,694)		–
Off-balance sheet gap	–	17,810	(17,417)	(2,591)	2,198	–		–

Interest rate sensitivity gap based on contractual repricing	13,949	(16,049)	(25,432)	29,966	9,260	(11,694)		–
Adjustment to expected repricing	8,326	2,874	13,876	(11,385)	(5,325)	(8,366)		–

Total interest rate sensitivity gap	$22,275	$(13,175)	$(11,556)	$18,581	$3,935	$(20,060)		$–
Cumulative gap	22,275	9,100	(2,456)	16,125	20,060	–		–

As at October 31, 2001

Total interest rate sensitivity gap	$15,104	$(28,518)	$(1,312)	$25,919	$7,418	$(18,611)		$–
Cumulative gap	15,104	(13,414)	(14,726)	11,193	18,611	–		–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.
(3)	This includes net impaired loans and the general allowance.
(4)	This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

106                    2002 SCOTIABANK ANNUAL REPORT

Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted

	Immediately	Within	Three to	One to	Over		Adjusted
As at October 31, 2002	rate sensitive	3 months	12 months	5 years	5 years	Total	total(1)

Cash resources	5.8%	3.0%	3.4%	1.8%	–%	3.5%	3.5%
Investment securities(2)	3.4	5.5	5.1	6.3	6.3	5.9	5.8
Trading securities	4.3	5.9	3.5	4.3	6.3	5.2	5.2
Loans(3)	6.1	4.6	5.5	6.9	8.1	5.5	5.5
Deposits(4)	2.1	2.5	2.9	4.7	5.8	2.8	2.8
Obligations related to assets sold
under repurchase agreements(4)	–	3.7	4.6	–	–	3.7	3.7
Obligations related to securities sold short	–	2.5	2.8	3.1	5.4	4.1	4.1
Subordinated debentures(4)	–	–	5.3	6.7	6.7	6.2	4.6

	Unadjusted

	Immediately	Within	Three to	One to	Over		Adjusted
As at October 31, 2001	rate sensitive	3 months	12 months	5 years	5 years	Total	total(1)

Cash resources	4.1%	4.5%	4.4%	3.6%	–%	4.4%	4.4%
Investment securities(2)	6.4	7.1	8.0	7.8	6.7	7.3	7.2
Trading securities	8.3	8.3	2.6	4.9	6.0	6.3	6.3
Loans(3)	8.4	5.4	6.4	7.4	7.8	6.7	6.7
Deposits(4)	3.2	3.8	4.2	5.3	5.3	4.0	4.0
Obligations related to assets sold under repurchase agreements(4)	–	5.1	4.1	–	–	5.0	5.0
Obligations related to securities sold short	–	2.5	2.2	3.3	5.2	4.3	4.3
Subordinated debentures(4)	–	6.0	5.7	6.4	6.5	6.2	4.8

(1)	After adjusting for the impact of related derivatives.
(2)	Yields are based on book values, net of the related country risk provision, and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.
(4)	Yields are based on book values and contractual interest rates.

c)   Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses, by sector:

	2002				2001

	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances(1)	instruments(2)	exposures(3)	Total	Total

Primary industry and manufacturing	$26,219	$1,044	$4,543	$31,806	$34,477
Commercial and merchandising	29,200	319	4,970	34,489	33,963
Real estate	3,379	35	795	4,209	4,001
Transportation, communication and utilities	16,040	743	2,465	19,248	17,816
Banks and other financial services	7,416	14,173	2,920	24,509	22,565
Foreign governments and central banks	942	73	729	1,744	2,121
Canadian governments	379	1,039	66	1,484	1,735

Total	$83,575	$17,426	$16,488	$117,489	$116,678

General allowance(2)(4)				1,419	1,399

				$116,070	$115,279

(1)	Excludes assets purchased under resale agreements.
(2)	Derivative instruments and general allowance are as at October 31.
(3)	Comprises guarantees and letters of credit.
(4)	The remaining $56 (2001 – $76) of the $1,475 (2001 – $1,475) general allowance relates to loans other than business and government loans.

2002 SCOTIABANK ANNUAL REPORT                    107

d)   Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2002, and 2001, there were no material anticipatory hedges outstanding.

22.   Derivative instruments

a)    Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts include equity, precious metals other than gold, base metals and credit derivatives.

	2002			2001

As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$57,397	$12,239	$69,636	$75,455	$12,703	$88,158
Options purchased	6,690	–	6,690	4,389	–	4,389
Options written	–	–	–	1,324	–	1,324

	64,087	12,239	76,326	81,168	12,703	93,871

Over-the-counter:
Forward rate agreements	72,293	51,954	124,247	80,279	24,226	104,505
Swaps	440,096	97,699	537,795	423,261	90,824	514,085
Options purchased	39,336	1,114	40,450	43,981	2,369	46,350
Options written	50,842	51	50,893	55,444	704	56,148

	602,567	150,818	753,385	602,965	118,123	721,088

Total	$666,654	$163,057	$829,711	$684,133	$130,826	$814,959

Foreign exchange and gold contracts
Exchange-traded:
Futures	$2,757	$–	$2,757	$2,136	$–	$2,136
Options purchased	2	–	2	77	–	77
Options written	66	–	66	96	–	96

	2,825	–	2,825	2,309	–	2,309

Over-the-counter:
Spot and forwards	201,034	10,153	211,187	197,263	4,799	202,062
Swaps	42,402	11,551	53,953	39,261	10,936	50,197
Options purchased	4,128	–	4,128	4,597	–	4,597
Options written	4,078	–	4,078	4,464	–	4,464

	251,642	21,704	273,346	245,585	15,735	261,320

Total	$254,467	$21,704	$276,171	$247,894	$15,735	$263,629

Other derivative contracts
Exchange-traded	$756	$–	$756	$4,512	$–	$4,512
Over-the-counter	29,063	6,023	35,086	17,142	4,723	21,865

Total	$29,819	$6,023	$35,842	$21,654	$4,723	$26,377

Total notional amounts outstanding	$950,940	$190,784	$1,141,724	$953,681	$151,284	$1,104,965

108                    2002 SCOTIABANK ANNUAL REPORT

b)   Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2002 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$53,652	$15,984	$–	$69,636
Forward rate agreements	114,423	9,824	–	124,247
Swaps	235,950	230,768	71,077	537,795
Options purchased	21,003	24,112	2,025	47,140
Options written	22,649	24,945	3,299	50,893

	447,677	305,633	76,401	829,711

Foreign exchange and gold contracts
Futures	2,103	654	–	2,757
Spot and forwards	195,318	15,047	822	211,187
Swaps	13,204	28,976	11,773	53,953
Options purchased	2,891	1,239	–	4,130
Options written	2,893	1,251	–	4,144

	216,409	47,167	12,595	276,171

Other derivative contracts	22,036	13,453	353	35,842

Total	$686,122	$366,253	$89,349	$1,141,724

	Within	One to	Over
As at October 31, 2001 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$55,371	$32,787	$–	$88,158
Forward rate agreements	101,242	3,263	–	104,505
Swaps	229,343	223,013	61,729	514,085
Options purchased	23,019	24,661	3,059	50,739
Options written	22,880	31,113	3,479	57,472

	431,855	314,837	68,267	814,959

Foreign exchange and gold contracts
Futures	1,648	488	–	2,136
Spot and forwards	188,396	13,064	602	202,062
Swaps	11,414	25,975	12,808	50,197
Options purchased	3,159	1,515	–	4,674
Options written	3,072	1,488	–	4,560

	207,689	42,530	13,410	263,629

Other derivative contracts	17,271	8,521	585	26,377

Total	$656,815	$365,888	$82,262	$1,104,965

2002 SCOTIABANK ANNUAL REPORT                    109

c)    Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counter-parties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

     The Bank strives to limit credit risk by dealing with counter-parties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline.

	2002					2001

				Credit
		Credit risk	Potential	equivalent	Risk-	Credit risk	Risk-
	Notional	amount	future	amount	weighted	amount	weighted
	amount	(CRA)	exposure	(CEA)	balance	(CRA)	balance
As at October 31 ($ millions)		(a)	(b)	(a) + (b)

Interest rate contracts
Futures	$69,636	$–	$–	$–	$–	$–	$–
Forward rate agreements	124,247	71	44	115	22	155	32
Swaps	537,795	11,703	2,220	13,923	3,260	11,882	3,325
Options purchased	47,140	743	151	894	216	737	220
Options written	50,893	–	–	–	–	–	–

	829,711	12,517	2,415	14,932	3,498	12,774	3,577

Foreign exchange and gold contracts
Futures	2,757	–	–	–	–	–	–
Spot and forwards	211,187	2,810	2,547	5,357	1,557	2,516	1,523
Swaps	53,953	1,253	2,442	3,695	900	1,637	906
Options purchased	4,130	99	91	190	73	178	106
Options written	4,144	–	–	–	–	–	–

	276,171	4,162	5,080	9,242	2,530	4,331	2,535

Other derivative contracts	35,842	747	1,896	2,643	843	977	879

Total derivatives	$1,141,724	$17,426	$9,391	$26,817	$6,871	$18,082	$6,991

Less: impact of master netting agreements		10,815	3,323	14,138	3,277	10,030	2,806

Total		$6,611	$6,068	$12,679	$3,594	$8,052	$4,185

110                    2002 SCOTIABANK ANNUAL REPORT

d)   Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

     Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2002		2002		2001

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

TRADING
Interest rate contracts
Forward rate agreements	$60	$35	$45	$29	$127	$100
Swaps	8,668	8,044	10,725	9,646	10,323	9,555
Options	623	779	739	932	736	884

	9,351	8,858	11,509	10,607	11,186	10,539

Foreign exchange and gold contracts
Forwards	3,242	2,880	2,686	2,324	2,492	2,075
Swaps	1,088	1,857	840	1,765	1,141	2,157
Options	144	134	99	105	178	157

	4,474	4,871	3,625	4,194	3,811	4,389

Other derivative contracts	736	621	687	699	889	525

Trading derivatives’ market valuation	$14,561	$14,350	$15,821	$15,500	$15,886	$15,453

ALM(2)
Interest rate contracts
Forward rate agreements			$26	$45	$28	$53
Swaps			978	795	1,559	1,254
Options			4	–	1	18

			1,008	840	1,588	1,325

Foreign exchange and gold contracts
Forwards			124	52	24	19
Swaps			413	287	496	331
Options			–	–	–	–

			537	339	520	350

Other derivative contracts			60	30	88	9

Total ALM derivatives’ market valuation			$1,605	$1,209	$2,196	$1,684

Total gross fair values before netting			$17,426	$16,709	$18,082	$17,137

Less: impact of master netting agreements			10,815	10,815	10,030	10,030

Total derivatives’ market valuation			$6,611	$5,894	$8,052	$7,107

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2001 was: favourable $10,645 and unfavourable $10,949. Average fair value amounts are based on month-end balances.

(2)	The fair values of these derivative financial instruments wholly or partially offset the changes in fair values of related on-balance sheet financial instruments.

23.   Argentine charges

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September, 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans.

The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     Subsequent to these events, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

2002 SCOTIABANK ANNUAL REPORT                    111

Information on the total provision and charges recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

($ millions)	2002	2001

Provision for credit losses	$454	$50
Other income:
Loss on securities	20	40
Investment banking	(4)	–
Other(1)	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations(2)	237	–

Total provision and charges before income taxes	794	100
Provision for (recovery of) income taxes	(254)	(38)

Total	$540	$62

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).
(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

24.   Acquisition of subsidiary

GRUPO FINANCIERO SCOTIABANK INVERLAT, MEXICO

On November 30, 2000, the Bank increased its voting ownership in Grupo Financiero Scotiabank Inverlat (Inverlat) in Mexico from 10% to 55%. The purchase price for the additional 45% was US$184 million, comprised of the conversion of debentures of US$144 million purchased in 1996, and a US$40 million cash payment by the Bank. The total purchase price for the entire 55% was US$215 million ($320 million). Inverlat is comprised of three main operating companies: a full-service bank, a brokerage house and a foreign exchange operation. The results of Inverlat have been included in the Bank’s income since acquisition. This acquisition was accounted for using the purchase method.

This acquisition is summarized in the table below:

($ millions)

Identifiable assets acquired:
Cash and deposits with other banks	$1,812
Securities	3,322
Loans	5,800
Assets purchased under resale agreements	4,749
Intangible assets	18
Other assets	1,196
		$16,897
Less liabilities assumed:
Deposits	$8,059
Obligations related to assets sold under repurchase agreements	7,435
Other liabilities	858
Non-controlling interests in subsidiary	303
		16,655

Net identifiable assets acquired		242
Goodwill		78

Total purchase consideration		$320

During 2002, the Bank recognized a future income tax asset of $37 million, related to the recognition of pre-acquisition income tax loss carryforwards of Inverlat which were not recorded as part of the purchase price allocation set out above. This benefit has been applied to reduce goodwill by the same amount (refer to Note 7).

25.   Sale of business

Effective October 31, 2002, the Bank sold its merchant acquirer and smart-card point-of-sale business to Paymentech Canada. The sale includes debit and credit card payment services and smart card programs offered to merchants across Canada. As a result of this transaction, a gain of $99 million, net of associated expenses, was recorded in other income – other in the Consolidated Statement of Income. Subject to certain conditions and performance standards, additional revenue may be earned in future periods.

112                    2002 SCOTIABANK ANNUAL REPORT

26.   Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions Canada. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income and shareholders’ equity

	Net income			Shareholders' equity
For the year ended October 31
($ millions)	2002	2001(1)	2000(1)	2002	2001(1)	2000(1)

Net income and shareholders’ equity based on Canadian GAAP	$1,797	$2,169	$1,926	$14,777	$14,608	$12,975
Employee future benefits (a)	3	(2)	39	(25)	(12)	(10)
Restructuring costs (b)	(9)	(5)	(59)	30	39	44
Transfers of loans (c)	(55)	(1)	69	79	134	135
Derivative instruments and hedging activities: (d)
Transition adjustment	–	101	–	124	124	–
Current year adjustments	(347)	25	(11)	(377)	(78)	(11)
Unrealized losses on securities reclassified as trading (d)	(24)	(4)	–	(28)	(4)	–
Conversion of loans into debt securities (e)	18	25	(13)	14	52	77
Available-for-sale securities (e)	(229)	–	–	151	669	778
Computer software development costs (f)	22	27	47	96	74	47
Non-controlling interest in net income of subsidiaries (g)	(16)	(16)	(16)	(250)	(250)	(250)
Goodwill and other intangibles (h)	(76)	–	–	–	–	–
Tax effect of above differences	203	(62)	(25)	(13)	(315)	(466)
Future income taxes (i)	(13)	(20)	(28)	(13)	–	(19)

Net income and shareholders’ equity based on U.S. GAAP	$1,274	$2,237	$1,929	$14,565	$15,041	$13,300

Preferred dividends	(96)	(99)	(99)

Net income available to common shareholders’ based on U.S. GAAP	$1,178	$2,138	$1,830

Net income per common share based on U.S. GAAP (in dollars):
Basic	$2.34	$4.27	$3.69
Diluted	$2.30	$4.20	$3.65

(1)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

a)   Employee future benefits

Effective November 1, 2000, the Bank adopted a new Canadian accounting standard for employee future benefits on a prospective basis, with the net transitional asset being recognized in Canadian GAAP income as a reduction of benefit expense over the estimated average remaining service life of the employees of approximately 14 to 18 years. This accounting standard is now substantially consistent with U.S. GAAP. Prior to adoption of this new Canadian accounting standard, non-pension retirement and post-employment benefits were charged to income when paid; U.S. GAAP and the new Canadian accounting standard require the expected cost and obligation of providing such benefits to be accrued as the employees earn the entitlement to such benefits. For pension benefits, U.S. GAAP and the new Canadian accounting standard require the use of current market interest rates to estimate the present value of the pension obligation; prior to the adoption of the new Canadian accounting standard, an estimated long-term interest rate was used.

     Under U.S. GAAP, the Bank adopted the pensions, other retirement benefits and post-employment benefits standards on November 1, 1999, as it was not practicable for the Bank to adopt these U.S. standards on their earlier effective dates. For pensions and other retirement benefits, the allocated after-tax portion of the net transitional obligation pertaining to years elapsed between the effective date of the U.S. standard and the adoption date was charged to U.S. GAAP retained earnings using the estimated average remaining service life as at November 1, 1999 of the employees of 14 to 18 years, with the balance being amortized prospectively to U.S. GAAP income. The transitional obligation for post-employment benefits was charged to U.S. GAAP retained earnings as at November 1, 1999. The total amount charged to retained earnings under U.S. GAAP as at November 1, 1999 amounted to $54 million.

     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not specifically address pension valuation allowances; recently the U.S. regulators have interpreted this to be a difference between Canadian and U.S. GAAP. In light of these recent developments, the Bank retroactively increased previously reported U.S. GAAP net income for fiscal 2001 and 2000 by $38 million (including a tax benefit of $18 million) and $22 million (net of a tax expense of $16 million) respectively (2001 – $0.08 per basic share and $0.07 per diluted share; 2000 – $0.04 per share, basic and diluted).

     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

2002 SCOTIABANK ANNUAL REPORT                    113

     Subsequent to October 31, 2000, there will continue to be a difference in the charge to income for employee future benefits between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts and differences in the treatment of the pension valuation allowance.

b)   Restructuring costs

Under Canadian GAAP, restructuring costs are accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria must be met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan. Certain planned restructuring costs not incurred within the one-year time limit are recognized in U.S. GAAP income as incurred.

c)   Transfers of loans

Effective July 1, 2001, the Bank adopted a new Canadian accounting standard for transfers of loans on a prospective basis. This standard is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

     Prior to the adoption of the new Canadian standard, transfers of loans were treated as sales under Canadian GAAP when the risks and rewards of ownership were transferred and there was reasonable assurance regarding measurement of consideration received. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.

     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.

     In April 2001, the Bank securitized personal loans of $1,064 million, on a revolving basis, resulting in recognition of a net gain on sale of $9 million. The Bank’s retained interest, which consist of its rights to future cash flows, had a fair value on the date of sale of $28 million. The Bank retained servicing responsibilities for which a liability of $2 million was recognized. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 8.3%, an excess spread of 0.9%, a discount rate of 8.3% and an expected credit loss of 0.3%.

The cash flows from this securitization are summarized below:

For the year ended October 31 ($ millions)	2002	2001

Cash flows received for:
Proceeds from personal loans securitized	$–	$1,047
Servicing fees	5	3
Retained interest	9	7
Cash outflows for:
Collections reinvested in revolving securitizations	$976	$608

The expected static pool credit losses, which are the sum of the actual and projected future credit losses over the life of the securitization as a percentage of the original loan pool balance, annualized, were 0.2% (2001 – 0.2%).

The key assumptions used in measuring the fair value of the retained interest for this securitization, and the sensitivity of the current fair value of retained interest to a 10% and 20% adverse change to the assumptions are as follows:

As at October 31 ($ millions)	2002	2001

Carrying value of the retained interest ($)	28	28
Fair value of the retained interest ($)	29	29
Weighted average life (in years)	1	1

Prepayment rate (%)	7.7	8.2
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(1)	(1)

Expected credit losses (annual rate) (%)	0.2	0.2
Impact on fair value of a 10% adverse change ($)	–	–
Impact on fair value of a 20% adverse change ($)	–	–

Residual cash flow annual discount rate (%)	6.3	6.3
Impact on fair value of a 10% adverse change ($)	–	–
Impact on fair value of a 20% adverse change ($)	–	–

Excess spread (%)	1.2	1.1
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(2)	(2)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interest is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

114                    2002 SCOTIABANK ANNUAL REPORT

d)   Derivative instruments and hedging activities

Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes primarily on an accrual basis. Derivative instruments held for trading purposes are accounted for at fair value with changes in fair value recognized in income.

     The Bank adopted the new U.S. accounting standard on accounting for derivative instruments and hedging activities effective November 1, 2000. The new U.S. accounting standard requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. The U.S. standard restricts the types of transactions that qualify for hedge accounting and contains guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $7 million (2001 – after-tax income of $24 million), which represents the ineffective portion of fair value hedges.

     The new U.S. accounting standard also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.

     The Bank has fair value hedges of interest rate risk relating to its subordinated debentures and available-for-sale securities in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $17 million (2001 – $30 million) of after-tax losses from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2002 and 2001, the maximum term of cash flow hedges was less than 5 years and 3 years respectively.

     Upon adoption of the new U.S. accounting standard on November 1, 2000, the Bank recorded an increase in consolidated assets of $377 million, an increase in consolidated liabilities of $330 million, and reflected a transition adjustment increasing 2001 U.S. GAAP net income by $60 million ($0.12 per share, basic and diluted), net of applicable income taxes, and a charge of $13 million in other comprehensive income.

     For periods prior to November 1, 2000, the previous U.S. standards required accrual accounting for derivative instruments held for hedging purposes. The criteria for applying hedge accounting under these previous U.S. standards were different from those applied by the Bank under Canadian GAAP. As a result, derivatives that were accounted for as hedges under Canadian GAAP, which did not meet the U.S. hedge accounting requirements were marked to market in U.S. GAAP income.

e)   Securities

U.S. GAAP requires securities to be classified as either trading, held-to-maturity or available-for-sale. The Bank has classified all investment securities as available-for-sale under U.S. GAAP (other than those reclassified to trading on adoption of the new U.S. accounting standard on derivative instruments as discussed above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.

     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized. However, commencing in fiscal 2001, as required by the new U.S. standard on accounting for derivative instruments and hedging activities, the unrealized gains and losses on hedged available-for-sale securities are recorded in U.S. GAAP income. Prior to fiscal 2001, the unrealized gains and losses on the derivatives hedging these available-for-sale securities were classified in other comprehensive income until the offsetting gains and losses on the hedged available-for-sale securities were realized.

     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.

     Under Canadian GAAP, debt securities acquired in settlement of loans in a debt restructuring are recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income.

f)   Computer software development costs

Effective November 1, 1999, U.S. GAAP requires certain internal costs incurred for software development to be capitalized and amortized over the useful life of the software. Under Canadian GAAP, these costs are expensed as incurred.

g)   Non-controlling interest in net income of subsidiaries

On the U.S. GAAP Consolidated Balance Sheet, the preferred shares issued by Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, are presented as non-controlling interests. The net income applicable to these non-controlling interests is reflected as a reduction of U.S. GAAP income. Under Canadian GAAP, the Bank includes these preferred shares within the total preferred shares of the Bank in the Consolidated Balance Sheet and the related dividends are reflected as a reduction of net income available to common shareholders.

h)   Goodwill and other intangible assets

As discussed in Note 7, effective November 1, 2001, the Bank adopted the new Canadian and U.S. accounting standards for goodwill and other intangible assets without restatement of prior periods. These standards are substantially consistent except that any transitional impairment charge on the date of adoption is recognized as a charge to opening retained earnings under Canadian GAAP and as a cumulative adjustment to income under U.S. GAAP. On adoption of the new standard, a charge to U.S. GAAP income of $76 million was recognized ($0.15 per share, basic and diluted).

i)   Future income taxes

Effective November 1, 2000, the Bank adopted a new Canadian standard on accounting for corporate income taxes, which is now substantially consistent with U.S. GAAP. However, there may still be a difference in the provision for income taxes, as changes in income tax rates are recorded under U.S. GAAP when the rate changes are enacted in law, whereas under Canadian GAAP such amounts are recorded when the changes are considered to be substantively enacted. Prior to fiscal 2001, Canadian GAAP required corporate income taxes to be calculated using the deferral method.

2002 SCOTIABANK ANNUAL REPORT                    115

j) Comprehensive income

U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no requirement to present a statement of comprehensive income and the foreign currency translation adjustment pertaining to net investments in foreign subsidiaries is presented in retained earnings.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2002		2001(7)	2000(7)

Net income based on U.S. GAAP	$1,274		$2,237	$1,929

Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(229)		71	319
Change in unrealized foreign currency translation gains and losses(2)	(137	)(3)	79	163
Transition adjustment arising from adoption of the new accounting standard for derivative instruments(4)	–		(13)	–
Change in gains and losses on derivative instruments designated as cash flow hedges(5)	28		(57)	–
Change in additional minimum pension liability(6)	(11)		–	–

Total other comprehensive income	$(349)		$80	$482

Total comprehensive income	$925		$2,317	$2,411

Accumulated other comprehensive income

As at October 31 ($ millions)	2002	2001	2000

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$536	$765	$694
Unrealized foreign currency translation gains and losses	(55)	82	3
Derivative instruments	(42)	(70)	–
Additional minimum pension liability	(11)	–	–

Total accumulated other comprehensive income	$428	$777	$697

(1)	Net of income tax benefit of $121 (2001 – benefit of $221; 2000 – expense of $227).
(2)	Net of income tax expense of $5 (2001 – benefit of $9; 2000 – benefit of $6).
(3)	Refer to footnotes (3) and (4) of the Consolidated Statement of Changes in Shareholders’ Equity.
(4)	Net of income tax expense of nil (2001 – expense of $36; 2000 – nil).
(5)	Net of income tax expense of $20 (2001 – benefit of $35; 2000 – nil).
(6)	Net of income tax benefit of $5 (2001 – nil; 2000 – nil).
(7)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

Stock-based Compensation – Pro-forma disclosures

Currently, for U.S. GAAP purposes, the Bank accounts for stock options using the intrinsic value based method, which does not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank will commence expensing the fair value of stock options on a prospective basis. In 2003, the Bank intends to attach tandem SARs to the 2002 employee stock option grants as well as the anticipated 2003 employee stock option grants (refer to Note 2). These tandem awards will be accounted for consistently under both Canadian and U.S. GAAP.

     U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, detailed as follows:

	As reported			Pro-forma

For the year ended October 31	2002	2001(1)	2000(1)	2002	2001	2000

Net income ($ millions)	$1,274	$2,237	$1,929	$1,216	$2,184	$1,891
Earnings per share ($)	2.34	4.27	3.69	2.22	4.16	3.62
Diluted earnings per share ($)	2.30	4.20	3.65	2.19	4.11	3.59

(1)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

In determining the pro-forma disclosures above, the fair value of options granted was estimated on the date of grant using an option pricing model. The fair value is then amortized over the vesting period. The fair value of the fiscal 2002 option grant was $14.11 per option (2001 – $12.01; 2000 – $7.42).

Significant assumptions are as follows: (i) risk-free interest rate of 5.2% (2001 – 5.6%; 2000 – 6.3%); (ii) expected option life of 6 years (2001 – 6 years; 2000 – 6 years); (iii) expected volatility of 30% (2001 – 28%; 2000 – 26%); and (iv) expected dividends of 2.7% (2001 – 2.6%; 2000 – 3.3%).

116                    2002 SCOTIABANK ANNUAL REPORT

Condensed consolidated balance sheet

	2002				2001

As at October 31	Canadian			U.S.	Canadian			U.S.
($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

ASSETS
Cash resources	$20,273	$–		$20,273	$20,160	$–		$20,160
Securities
Investment/AFS	21,602	(105)[c,d,e]		21,497	25,450	(320)[c,d,e]		25,130
Trading	34,592	762	[d,e]	35,354	27,834	716	[d,e]	28,550
Loans	185,671	2,084	[c]	187,755	175,432	7,303	[c]	182,735
Derivative instruments	15,821	1,829	[d]	17,650	15,886	2,948	[d]	18,834
Other	18,421	(1,023	)(1)	17,398	19,663	(1,727	)(4)(6)	17,936	(6)

	$296,380	$3,547		$299,927	$284,425	$8,920		$293,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits	$195,618	$2,092	[c,d]	$197,710	$186,195	$6,455	[c,d]	$192,650
Derivative instruments	15,500	1,267	[d]	16,767	15,453	2,084	[d]	17,537
Non-controlling interest in subsidiaries	1,912	250	[g]	2,162	1,086	250	[g]	1,336
Other	64,695	64	(2)	64,759	61,739	(399	)(2)(6)	61,340	(6)
Subordinated debentures	3,878	86	[d]	3,964	5,344	97	[d]	5,441

	$281,603	$3,759		$285,362	$269,817	$8,487		$278,304

Shareholders’ equity
Capital stock
Preferred shares	$1,275	$(250)[g]		$1,025	$1,775	$(250)[g]		$1,525
Common shares	3,002	–		3,002	2,920	–		2,920
Retained earnings	10,500	(390	)(3)	10,110	9,913	(94	)(5)(6)	9,819	(6)
Accumulated other comprehensive income	–	428	[j]	428	–	777	[j]	777

	$14,777	$(212)		$14,565	$14,608	$433		$15,041

	$296,380	$3,547		$299,927	$284,425	$8,920		$293,345

Note references refer to GAAP differences described above.

(1)	See a, b, c, d, e, f, i.
(2)	See a, b, c, d, e.
(3)	See a, b, c, d, e, f, h, i, j.
(4)	See a, b, c, d, e, f.
(5)	See a, b, c, d, e, f, j.
(6)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

Future U.S. accounting changes

Note 2 describes future Canadian GAAP accounting changes and future U.S. GAAP accounting changes, which are substantially harmonized with Canadian GAAP. This note describes other future U.S. accounting changes.

     The FASB issued a standard on accounting for costs associated with exit or disposal activities, except those incurred in connection with a purchase business combination. The standard requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002.

2002 SCOTIABANK ANNUAL REPORT                    117

Principal Subsidiaries(1)

As at October 31, 2002 ($ millions)	Principal office	Carrying value of shares

CANADIAN
BNS Capital Trust	Toronto, Ontario	$131

BNS Investments Inc.	Toronto, Ontario	$4,989
The Bank of Nova Scotia Properties Inc.	Toronto, Ontario
e-Scotia Commerce Holdings Limited	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

The Mortgage Insurance Company of Canada	Toronto, Ontario	$374

National Trustco Inc.	Toronto, Ontario	$722
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$65

Scotia Capital Inc.	Toronto, Ontario	$129

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$40

Scotia Life Insurance Company	Toronto, Ontario	$42

Scotia Mortgage Corporation	Toronto, Ontario	$145

Scotia Mortgage Investment Corporation	St. John's, Newfoundland	$67

Scotia Securities Inc.	Toronto, Ontario	$434

Scotiabank Capital Trust	Toronto, Ontario	$3

INTERNATIONAL
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$145

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$7,475
BNS International (Barbados) Limited	Warrens, Barbados
BNS Pacific Limited	Port Louis, Mauritius
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Channel Islands Limited	Jersey, Channel Islands
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
The Bank of Nova Scotia Trust Company (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotia Subsidiaries Limited	Nassau, Bahamas
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$262

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (56%)	Mexico, D.F., Mexico	$501

Nova Scotia Inversiones Limitada	Santiago, Chile	$314
Scotiabank Sud Americano, S.A. (98%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(2)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(3)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotia International Inc.	New York, New York
Scotiabanc Inc.	Atlanta, Georgia
Scotia International Limited	Nassau, Bahamas	$291
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotia Mercantile Bank	Grand Cayman, Cayman Islands
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$261

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$66

Scotiabank Europe plc	London, England	$1,998

Scotiabank Trinidad & Tobago Limited (47%)(4)	Port of Spain, Trinidad	$94

ScotiaMocatta Limited	London, England	$17

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(4)	Associated corporation effectively controlled by the Bank.

118                    2002 SCOTIABANK ANNUAL REPORT

Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2002	2001	2000	1999	1998	1997

ASSETS
Cash resources	$20,273	$20,160	$18,744	$17,115	$22,900	$18,174

Securities
Investment	21,602	25,450	19,565	20,030	17,392	17,091
Trading	34,592	27,834	21,821	13,939	12,108	10,908

	56,194	53,284	41,386	33,969	29,500	27,999

Loans
Residential mortgages	56,295	52,592	50,037	47,916	45,884	41,727
Personal and credit cards	23,363	20,116	17,988	16,748	18,801	17,764
Business and governments	77,181	79,460	78,172	69,873	76,542	59,353
Assets purchased under resale agreements	32,262	27,500	23,559	13,921	11,189	8,520

	189,101	179,668	169,756	148,458	152,416	127,364

Allowance for credit losses	3,430	4,236	2,853	2,599	1,934	1,625

	185,671	175,432	166,903	145,859	150,482	125,739

Other
Customers’ liability under acceptances	8,399	9,301	8,807	9,163	8,888	7,575
Land, buildings and equipment	2,101	2,325	1,631	1,681	1,759	1,716
Trading derivatives’ market valuation	15,821	15,886	8,244	8,039	13,675	8,925
Other assets	7,921	8,037	7,456	6,865	6,384	5,025

	34,242	35,549	26,138	25,748	30,706	23,241

	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$75,558	$75,573	$68,972	$65,715	$62,656	$59,239
Business and governments	93,830	80,810	76,980	64,070	70,779	56,928
Banks	26,230	29,812	27,948	26,833	32,925	22,808

	195,618	186,195	173,900	156,618	166,360	138,975

Other
Acceptances	8,399	9,301	8,807	9,163	8,888	7,575
Obligations related to assets sold under repurchase agreements	31,881	30,627	23,792	16,781	14,603	11,559
Obligations related to securities sold short	8,737	6,442	4,297	2,833	3,121	3,739
Trading derivatives’ market valuation	15,500	15,453	8,715	8,651	14,360	8,872
Other liabilities	15,678	15,369	14,586	11,667	9,787	9,731
Non-controlling interest in subsidiaries	1,912	1,086	729	198	173	137

	82,107	78,278	60,926	49,293	50,932	41,613

Subordinated debentures	3,878	5,344	5,370	5,374	5,482	5,167

Shareholders’ equity
Capital stock
Preferred shares	1,275	1,775	1,775	1,775	1,775	1,468
Common shares	3,002	2,920	2,765	2,678	2,625	2,567
Retained earnings	10,500	9,913	8,435	6,953	6,414	5,363

	14,777	14,608	12,975	11,406	10,814	9,398

	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

2002 SCOTIABANK ANNUAL REPORT                    119

As at October 31 ($ millions)	1996	1995(1)	1994	1993	1992

ASSETS
Cash resources	$14,737	$16,728	$11,388	$8,634	$8,337

Securities
Investment	15,835	13,820	17,093	10,894	9,417
Trading	10,070	8,154	8,473	6,944	4,811

	25,905	21,974	25,566	17,838	14,228

Loans
Residential mortgages	30,683	28,620	26,857	18,600	16,703
Personal and credit cards	16,801	15,343	13,421	11,651	11,182
Business and governments	50,408	47,741	44,438	40,228	41,246
Assets purchased under resale agreements	9,112	8,378	4,304	4,606	1,706

	107,004	100,082	89,020	75,085	70,837

Allowance for credit losses	1,568	2,295	2,241	2,881	2,785

	105,436	97,787	86,779	72,204	68,052

Other
Customers’ liability under acceptances	5,945	5,563	4,796	3,921	3,726
Land, buildings and equipment	1,523	1,485	1,200	1,099	1,110
Trading derivatives’ market valuation	8,978	–	–	–	–
Other assets	2,777	3,652	3,199	2,814	1,924

	19,223	10,700	9,195	7,834	6,760

	$165,301	$147,189	$132,928	$106,510	$97,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$47,768	$45,538	$42,431	$31,288	$29,058
Business and governments	44,981	41,747	35,660	30,009	30,902
Banks	25,145	24,060	21,664	16,451	16,667

	117,894	111,345	99,755	77,748	76,627

Other
Acceptances	5,945	5,563	4,796	3,921	3,726
Obligations related to assets sold under repurchase agreements	7,894	7,354	5,798	4,926	2,574
Obligations related to securities sold short	6,509	5,416	5,989	4,191	2,779
Trading derivatives’ market valuation	8,571	–	–	–	–
Other liabilities	7,387	6,809	7,158	6,608	4,413
Non-controlling interest in subsidiaries	101	133	175	56	51

	36,407	25,275	23,916	19,702	13,543

Subordinated debentures	3,251	3,249	3,016	3,156	2,128

Shareholders’ equity
Capital stock
Preferred shares	1,325	1,575	1,100	1,300	1,000
Common shares	2,161	1,994	1,839	1,429	1,308
Retained earnings	4,263	3,751	3,302	3,175	2,771

	7,749	7,320	6,241	5,904	5,079

	$165,301	$147,189	$132,928	$106,510	$97,377

120                    2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Income

For the year ended October 31
($ millions)	2002	2001	2000	1999(1)	1998	1997

INTEREST INCOME
Loans	$10,708	$13,049	$12,129	$10,654	$10,269	$8,082
Securities	3,087	3,062	2,286	1,874	1,815	1,636
Deposits with banks	573	872	916	943	1,007	770

	14,368	16,983	15,331	13,471	13,091	10,488

INTEREST EXPENSE
Deposits	5,519	8,233	8,192	7,284	7,303	5,714
Subordinated debentures	203	303	324	314	354	260
Other	1,971	2,247	1,616	1,201	1,057	797

	7,693	10,783	10,132	8,799	8,714	6,771

Net interest income	6,675	6,200	5,199	4,672	4,377	3,717
Provision for credit losses	2,029	1,425	765	635	595	35

Net interest income after provision for credit losses	4,646	4,775	4,434	4,037	3,782	3,682

Other income	3,942	4,071	3,665	3,183	2,858	2,683

Net interest and other income	8,588	8,846	8,099	7,220	6,640	6,365

NON-INTEREST EXPENSES
Salaries and staff benefits	3,344	3,220	2,944	2,627	2,501	2,202
Premises and technology	1,183	1,133	995	1,007	958	778
Communications and marketing	489	502	428	407	366	320
Other	721	807	786	735	621	483
Loss on disposal of subsidiary operations	237	–	–	–	–	–
Restructuring provisions following acquisitions	–	–	(34)	(20)	–	250
Write off of goodwill	–	–	–	–	–	26

	5,974	5,662	5,119	4,756	4,446	4,059

Income before the undernoted	2,614	3,184	2,980	2,464	2,194	2,306

Provision for income taxes	601	876	990	867	762	758
Non-controlling interest in net income of subsidiaries	216	139	64	46	38	34

Net income	$1,797	$2,169	$1,926	$1,551	$1,394	$1,514

Preferred dividends paid	105	108	108	108	97	99

Net income available to common shareholders	$1,692	$2,061	$1,818	$1,443	$1,297	$1,415

Average number of common shares outstanding (thousands)(2):
Basic	504,340	500,619	495,472	493,136	490,914	478,972
Diluted	512,752	508,995	501,253	498,090	496,697	482,981
Net income per common share (in dollars)(2):
Basic	$3.36	$4.12	$3.67	$2.93	$2.64	$2.95
Diluted	$3.30	$4.05	$3.63	$2.90	$2.61	$2.93
Dividends per common share (in dollars)(2)	$1.45	$1.24	$1.00	$0.87	$0.80	$0.74

(1)	These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent of Financial Institutions Canada under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $2.29 and diluted earnings per share $2.26.

(2)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

2002 SCOTIABANK ANNUAL REPORT                    121

For the year ended October 31 ($ millions)	1996	1995	1994	1993	1992

INTEREST INCOME
Loans	$7,881	$8,007	$6,090	$5,382	$5,729
Securities	1,757	1,991	1,287	1,243	1,201
Deposits with banks	740	597	391	313	357

	10,378	10,595	7,768	6,938	7,287

INTEREST EXPENSE
Deposits	5,969	6,166	4,149	3,706	4,191
Subordinated debentures	214	209	172	133	134
Other	841	1,046	487	434	374

	7,024	7,421	4,808	4,273	4,699

Net interest income	3,354	3,174	2,960	2,665	2,588
Provision for credit losses	380	560	567	465	449

Net interest income after provision for credit losses	2,974	2,614	2,393	2,200	2,139

Other income	2,008	1,498	1,606	1,380	1,197

Net interest and other income	4,982	4,112	3,999	3,580	3,336

NON-INTEREST EXPENSES
Salaries and staff benefits	1,910	1,652	1,583	1,399	1,270
Premises and technology	664	588	533	481	461
Communications and marketing	272	265	230	207	191
Other	391	339	348	276	252
Loss on disposal of subsidiary operations	–	–	–	–	–
Restructuring provisions following acquisitions	(20)	–	175	–	–
Write off of goodwill	–	–	162	–	–

	3,217	2,844	3,031	2,363	2,174

Income before the undernoted	1,765	1,268	968	1,217	1,162

Provision for income taxes	665	371	455	490	475
Non-controlling interest in net income of subsidiaries	31	21	31	13	11

Net income	$1,069	$876	$482	$714	$676

Preferred dividends paid	113	104	97	92	79

Net income available to common shareholders	$956	$772	$385	$622	$597

Average number of common shares outstanding (thousands)(2):
Basic	468,716	457,197	437,427	416,563	406,166
Diluted	469,551	457,356	437,513	416,563	406,166
Net income per common share (in dollars)(2):
Basic	$2.04	$1.69	$0.88	$1.49	$1.47
Diluted	$2.04	$1.69	$0.88	$1.49	$1.47
Dividends per common share (in dollars)(2)	$0.65	$0.62	$0.58	$0.56	$0.52

122                    2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2002		2001		2000	1999		1998	1997

PREFERRED SHARES
Bank:
Balance at beginning of year	$1,525		$1,525		$1,525	$1,525		$1,218	$1,325
Issued	–		–		–	–		311	143
Redeemed	(500)		–		–	–		(4)	(250)

Balance at end of year	1,025		1,525		1,525	1,525		1,525	1,218
Scotia Mortgage Investment Corporation	250		250		250	250		250	250

Total	1,275		1,775		1,775	1,775		1,775	1,468

COMMON SHARES
Balance at beginning of year	2,920		2,765		2,678	2,625		2,567	2,161
Issued	101		155		87	53		58	406
Purchased for cancellation	(19)		–		–	–		–	–

Balance at end of year	3,002		2,920		2,765	2,678		2,625	2,567

RETAINED EARNINGS
Balance at beginning of year	9,913		8,435		6,953	6,414		5,363	4,263
Adjustments	(76	)(1)	(39	)(2)	–	(314	)(3)	–	–
Net income	1,797		2,169		1,926	1,551		1,394	1,514
Dividends: Preferred	(105)		(108)		(108)	(108)		(97)	(99)
Common	(732)		(621)		(496)	(429)		(393)	(355)
Net unrealized foreign exchange gains/(losses)	(137)		79		163	(160)		152	43
Premium on redemption and purchase of shares	(154)		–		–	–		–	–
Other	(6)		(2)		(3)	(1)		(5)	(3)

Balance at end of year	10,500		9,913		8,435	6,953		6,414	5,363

Total shareholders’ equity at end of year	$14,777		$14,608		$12,975	$11,406		$10,814	$9,398

Other Statistics(5)
Operating measures (%)
Return on equity	13.0		17.3		17.6	15.3	(3)	15.3	20.2

Productivity ratio	54.9		53.9		56.5	59.3		60.4	62.4

Return on assets	.61		.80		.81	.68	(3)	.65	.85

Common share information(6)
Earnings per share ($):
Basic	3.36		4.12		3.67	2.93	(3)	2.64	2.95

Diluted	3.30		4.05		3.63	2.90	(3)	2.61	2.93

Dividends per share ($)	1.45		1.24		1.00	0.87		0.80	0.74

Book value per common share ($)	26.78		25.47		22.49	19.49		18.37	16.19

Number of shares outstanding (thousands)	504,122		503,795		497,965	494,252		492,089	489,812

Share price ($):
High	56.19		50.50		45.65	36.90		44.70	34.10

Low	42.02		37.30		26.05	28.60		22.80	20.55

Close – October 31	45.88		43.85		43.50	33.60		32.20	31.08

Capital ratios
Risk-adjusted (%):
Tier 1	9.9		9.3		8.6	8.1		7.2	6.9
Total	12.7		13.0		12.2	11.9		10.6	10.4

Assets to capital ratio(7)	14.5		13.5		13.7	13.5		14.9	14.2

Common equity to total assets (%)	4.8		4.7		4.5	4.4		3.9	4.1

Valuation measures
Dividend payout (%)(8)	43.2		30.1		27.3	29.7	(3)	30.3	25.1

Dividend yield (%)(9)	3.0		2.8		2.8	2.7		2.4	2.7

Price to earnings multiple(10)	13.7		10.6		11.9	11.5	(3)	12.2	10.5

Other information
Average total assets ($ millions)	296,852		271,843		238,664	229,037		213,973	179,176

Number of branches and offices	1,847		2,005		1,695	1,654		1,741	1,658

Number of employees(11)	44,633		46,804		40,946	40,894		42,046	38,648

Number of automated banking machines	3,693		3,761		2,669	2,322		2,244	2,030

2002 SCOTIABANK ANNUAL REPORT                    123

For the year ended October 31 ($ millions)	1996		1995	1994	1993	1992

PREFERRED SHARES
Bank:
Balance at beginning of year	$1,575		$1,100	$1,300	$1,000	$1,000
Issued	100		675	–	300	–
Redeemed	(350)		(200)	(200)	–	–

Balance at end of year	1,325		1,575	1,100	1,300	1,000
Scotia Mortgage Investment Corporation	–		–	–	–	–

Total	1,325		1,575	1,100	1,300	1,000

COMMON SHARES
Balance at beginning of year	1,994		1,839	1,429	1,308	1,201
Issued	167		155	410	121	107
Purchased for cancellation	–		–	–	–	–

Balance at end of year	2,161		1,994	1,839	1,429	1,308

RETAINED EARNINGS
Balance at beginning of year	3,751		3,302	3,175	2,771	2,335
Adjustments	(116	)(4)	–	–	–	–
Net income	1,069		876	482	714	676
Dividends: Preferred	(113)		(104)	(97)	(92)	(79)
Common	(305)		(283)	(253)	(233)	(211)
Net unrealized foreign exchange gains/(losses)	(19)		(15)	9	20	50
Premium on redemption and purchase of shares	–		–	–	–	–
Other	(4)		(25)	(14)	(5)	–

Balance at end of year	4,263		3,751	3,302	3,175	2,771

Total shareholders’ equity at end of year	$7,749		$7,320	$6,241	$5,904	$5,079

Other Statistics(5)
Operating measures (%)
Return on equity	15.8		14.2	7.9	14.4	15.7

Productivity ratio	58.8		59.9	65.6	57.7	56.8

Return on assets	.67		.64	.40	.71	.72

Common share information(6)
Earnings per share ($):
Basic	2.04		1.69	0.88	1.49	1.47

Diluted	2.04		1.69	0.88	1.49	1.47

Dividends per share ($)	0.65		0.62	0.58	0.56	0.52

Book value per common share ($)	13.53		12.37	11.36	10.90	9.89

Number of shares outstanding (thousands)	474,893		464,513	452,518	422,544	412,374

Share price ($):
High	21.20		15.13	16.63	14.75	12.38

Low	14.19		12.13	11.57	10.94	9.50

Close – October 31	21.13		14.44	13.75	14.50	12.00

Capital ratios
Risk-adjusted (%):
Tier 1	6.7		6.7	6.2	6.5	5.7
Total	8.9		9.6	9.6	10.4	8.6

Assets to capital ratio(7)	16.4		15.2	15.2	12.9	14.8

Common equity to total assets (%)	3.9		3.9	3.9	4.3	4.2

Valuation measures
Dividend payout (%)(8)	31.9		36.7	65.8	37.5	35.3

Dividend yield (%)(9)	3.7		4.6	4.1	4.4	4.8

Price to earnings multiple(10)	10.4		8.5	15.6	9.7	8.2

Other information
Average total assets ($ millions)	158,803		137,988	120,619	100,836	93,807

Number of branches and offices	1,464		1,460	1,454	1,376	1,361

Number of employees(11)	34,592		33,717	33,272	30,375	30,675

Number of automated banking machines	1,526		1,429	1,381	1,280	1,190

(1)	Cumulative effect of adoption of new goodwill accounting standard.

(2)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(3)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page) these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.54%, basic earnings per share $2.29, diluted earnings per share $2.26, dividend payout 38.0% and price earnings multiple 14.3.

(4)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the Canadian Institute of Chartered Accountants.

(5)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

(6)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

(7)	Based on guidelines issued by the Superintendent of Financial Institutions Canada, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(8)	Dividend payments as a percentage of net income available to common shareholders.

(9)	Based on the average of the high and low common share price for the year.

(10)	Based on the closing common share price.

(11)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

124                    2002 SCOTIABANK ANNUAL REPORT

GLOSSARY

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.

ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.

BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.

DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.

FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.

FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

GUARANTEES AND LETTERS OF CREDIT: Assurances given by the Bank that it will make payments on behalf of clients to third parties if the clients default. The Bank has recourse against its clients for any such advanced funds.

HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.

MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells securities, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

RETURN ON EQUITY (ROE): Net income, less preferred share dividends, expressed as a percentage of average common shareholders’ equity.

REVERSE REPOS: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases securities, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1, TOTAL CAPITAL RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity plus non-cumulative preferred shares, less unamortized goodwill. Tier 2 capital is mainly cumulative preferred shares, subordinated debentures and the general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total capital.

VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.